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07025526

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Grupo Modelo S.A.B. De C.V.

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED JUL 27 2007 THOMSON FINANCIAL

FILE NO. 82- 34766 FISCAL YEAR 12-31-06

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
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OICF/BY: dlw

DAT : 7/26/07

082-34766

ANNUAL REPORT SUBMITTED PURSUANT TO THE GENERAL PROVISIONS APPLICABLE TO COMPANIES THAT ISSUE SECURITIES AND TO OTHER PARTICIPANTS IN THE SECURITIES MARKET

ARIS
12-31-06

YEAR ENDED DECEMBER 31, 2006

GRUPO MODELO, S.A.B. DE C.V.

Javier Barros Sierra 555
Col. Zedec Santa Fe
C.P. 01210
México, D.F.
México

Grupo Modelo Securities Traded on the Mexican Stock Exchange and in other markets:

Grupo Modelo, S.A.B. de C.V. ("Grupo Modelo") trades only Series "C", Class II, shares representing the variable portion of common stock, which may at no time represent over 20% of the shares in which capital stock is divided. These shares, which are freely subscribed and may be purchased by both Mexican and foreign investors, are traded on the Mexican Stock Exchange, on the Mercado de Valores Latinoamericanos en Euros ("LATIBEX") and in the United States of America on the Over The Counter ("OTC") market, under a Level 1 American Depositary Receipts ("ADR's") Program.

The Series "C" shares of Grupo Modelo do not grant voting rights to their holders, except in the case of special Series "C" stockholders' meetings held to decide on any proposal to amend Article Thirty-Seven of the Articles of Incorporation and Bylaws of Grupo Modelo, which provides for the obligation of the majority stockholders of Grupo Modelo to make a public purchase tender in the event of cancellation of registration of the shares of Grupo Modelo in the National Securities Registry. Series "C" shares grant the same patrimonial or pecuniary rights corresponding to shares of the other series representing the common stock of Grupo Modelo.

Trading Symbols:

Bolsa Mexicana de Valores:	**GMODELO C**	**1 Series "C" share.**
Latibex:	**XGMD**	**10 Series "C" shares for each trading code**
OTC Market ADR's:	**GPMCY**	**10 Series "C" shares for each ADR.**

The GMODELO Series "C" shares are registered in the Securities Section of the National Securities Registry and are traded on the Mexican Stock Exchange

Registration in the National Securities Registry does not imply certification of the merit of securities or the issuer's solvency, or the truthfulness or accuracy of information contained in the Annual Report, nor it validates any acts, if applicable, that breach any law when executed.

INDEX

1. GENERAL INFORMATION

a) GLOSSARY OF TERMS AND DEFINITIONS

The terms capitalized in this document that are not otherwise defined herein shall have the meaning given to them in this section.

ADR'S (American Depositary Receipts)
American Depositary Certificates used to trade shares of foreign issuers in the United States of America markets

Agency
Company in charge of marketing or selling beer

Ale
A type of beer

U.S.A. Barrels
Measurement unit in the U.S.A., the equivalent of 1.173 Hectoliters

BMV
Mexican Stock Exchange

Installed Capacity
The theoretical total annual production capacity of a plant, with its existing infrastructure

Boiling House
The building housing the various pieces of equipment that convert raw materials into a liquid known as Must;

CNBV
National Banking and Securities Commission

Warehouse or Modelorama
Place where beer is sold is closed bottles, off-limits to retailers or final consumers;

Joint Ventures
Companies in which the holding company has an important influence in management but not control;

U.S.A.
United States of America

Grupo Modelo
Grupo Modelo, S.A.B. de C.V. (share holding company)

Hectoliter
Measurement unit used in the beer industry, the equivalent of 100 liters;

Lager
A type of beer

Latibex
Mercado Accionario de Empresas Latinoamericanas, traded in Euros, with headquarters in Spain;

LMV
Securities Market Law
Hops

Plant with fruits that are used to give beer its aroma and bitter taste

Malt plant
Plant where clean malt barley is converted into malt through controlled moisture, germination and drying process.

MODELO
This refers to Grupo Modelo and Subsidiaries.

Must
Liquid obtained from maceration of malt and adjuncts

Registry
National Securities Registry

Sub-agency
Branch or warehouse of an Agency making it possible to bring the product closer to consumers

Point of Sale Terminal (TPV)
Portable electronic device used by the sales force to make it easier to take orders, control inventories and monitor customer statistics, among others

UEN's
Business Strategic Units

Unitank
Cylindrical-conic tank in which first must fermentation and subsequently must aging takes place

b) EXECUTIVE SUMMARY

Grupo Modelo is a holding company that was established on November 21, 1991, the principal asset of which is a majority share of 76.75% in the capital of the sub-holding company entitled Diblo, S.A. de C.V., which has a controlling interest in a group of companies engaged in beer production, distribution, sale, export and import, through which MODELO is consolidated as the principal beer producer (in terms of volume and sales) and distributor in Mexico.

MODELO is ranked number one in manufacture, distribution and sale of beer in Mexico, with a market share (domestic and export) at December 31, 2006 of 63.2%. It has seven breweries in the Mexican Republic, with an Installed Capacity of 60.0 million Hectoliters of beer annually. At present it has twelve brands, of which the following are noteworthy: Corona Extra, the largest-selling Mexican beer in the world, Modelo Especial, Victoria, Pacífico and Negra Modelo, among others. It exports five brands, with a presence in over 150 countries; and it has the exclusive rights in Mexico for import and distribution of beer produced by the U.S. company Anheuser-Busch, including the Budweiser and Bud Light brands. Starting in 2007, the firm includes distribution of Tsingtao and Carlsberg in its portfolio of imported brands. In addition, through a strategic alliance with Nestlé Waters, it begins to produce and distribute in Mexico the bottled water brands Santa María and Nestlé Pureza Vital, among others.

MODELO manufactures, distributes and sells twelve brands of beer as shown below:

Brand	Coverage	Class
Corona Extra	Domestic and export	Pilsener
Modelo Especial	Domestic and export	Pilsener
Corona Light	Domestic and export	Light Lager
Modelo Light	Domestic	Light Lager
Negra Modelo	Domestic and export	Munich
Pacífico	Domestic and export	Pilsener
Estrella	Domestic	Pilsener
Victoria	Domestic	Viena
León	Domestic	Munich
Montejo	Domestic	Pilsener
Tropical	Domestic	Light Lager
Barrilito	Domestic	Pilsener

Corona Extra has become the leading brand in Mexican beer sales since 1981.

Important consolidation in the beer industry has changed the competitive framework in many ways, from raw material supply and production up to distribution and sales. Within this environment, MODELO has sought to foster sustained organic growth, as demonstrated by the decision to build its eighth brewery, which will be located in Piedras Negras, Coahuila. This organic growth is supplemented starting in 2007, with a strategic alliance to participate in the expanding bottled water business.

MODELO is integrated vertically by strategic businesses, since it has a wide variety of the inputs necessary to produce beer that are manufactured by subsidiaries and/or partnerships. Noteworthy examples include malt companies, screw cap manufacturers, freight companies, glass bottlers and cardboard, can and machinery manufacturers. This provides MODELO with good control over supplies, machinery manufacturing and quality of materials; as well as over the production process and delivery of the finished product.

MODELO products are distributed in all states of the Mexican Republic, mostly through its broad national network comprised of 362 Agencies and Sub-agencies that are incorporated into the 31 subsidiaries of Grupo Modelo. So as to meet its objective of ensuring product presence in the market, at year end 2006 the distribution network had 9,459 vehicles. In another vein, coordination of export activities is carried out through offices located worldwide.

The story of MODELO begins with the official opening of Cervecería Modelo, S.A. in Mexico City, Federal District on October 25, 1925. It is Pablo Díez Fernández, who as owner of this company, initiates in the 1930's the vitality that still characterizes MODELO today, and sets the foundation for its growth.

Starting in the 1950's, MODELO launched an important expansion policy through major investments and acquisitions. These investments consisted of construction and purchase of breweries, Malt Plants and companies for building and assembly of machinery and equipment for the beer industry, in Mexican territory as well as abroad. In addition, the corporation began to implement systems for direct sales of MODELO beer to the market, through agencies and sub-agencies located throughout the entire country.

At the end of the 1970's, MODELO products began to be exported, in line with a strategy approved by the Board of Directors.

In 1991, MODELO began a consolidation process by integrating within a single holding company both the companies engaged in beer production and the holding companies of the corporations engaged in beer distribution and sale.

In 1993, majority stockholders of Grupo Modelo entered into an Investment Agreement with the beer production firm of Anheuser-Busch Companies, Inc., and other companies belonging to the same corporate group ("A-B"), whereby A-B acquired a minority interest in the capital stock of Grupo Modelo and of Diblo, S.A. de C.V. This agreement has made it possible for A-B to maintain a share of 35.12% in the capital stock of Grupo Modelo; and a share of 23.25% in the capital stock of Diblo.

In 1997, the first phase of Compañía Cervecera de Zacatecas, S.A. de C.V., MODELO's most modern beer plant, was officially launched. That same year, Corona Extra became the largest selling beer among the over 450 imported beers in the U.S.A., a position that it still holds at the date of this Annual Report. After having been ranked number one in the U.S.A., in 1998 it was rated the fifth largest selling beer at the international level.

The second phase of Compañía Cervecera de Zacatecas, S.A. de C.V. was completed in 1999; in addition, work began on expansion of Compañia Cervecera del Trópico, S.A. de C.V.

The following events took place in 2001: start-up of operations of the third phase of Compañía Cervecera de Zacatecas, with production reaching 15.0 million Hectoliters; and purchase of 100% of the capital stock of the companies – up until then a joint venture – that manufactured cans and screw caps.

In the year 2002, work began on construction of the Malt Plant in the U.S.A.

In 2003, work was completed on the fourth stage of Compañía Cervecera de Zacatecas S.A. de C.V., so as to attain a capacity of 20 million Hectoliters. Also in that year, MODELO went into a joint venture with John I. Haas, world leader in Hops production

In the year 2004, Mx. Ps. $4,624 million were invested in various modernization and expansion projects in all strategic business units. Noteworthy examples include continuation of the project to expand Compañia Cervecera del Trópico S.A. de C.V.; modernization of equipment at other plants, construction of a Malt Plant with an Installed Capacity of 100,000 tons of malt per year in the city of Idaho Falls, Idaho; and reinforcement of the sales department.

At year end 2005, highlights of activity include completion of construction of the Malt Plant in Idaho U.S.A., providing an additional 100,000 tons to the malt production capacity, launching of the new "Tropical" beer brand; as well as an investment of Mx. Ps. $4,190 million in expansion of the Installed Capacity for beer production, modernization of processes and in information technology for distribution and marketing processes.

The following accomplishments were achieved in 2006:

- Expansion of the production capacity, particularly expansion of the brewery in Tuxtepec, where output doubled, from 8.0 to 16.0 million Hectoliters; and raising MODELO's total capacity to 60.0 million, that is, a 15% increase;
- Investments in fixed assets for Mx. Ps. $4,469 million;
- Launching of a record number of new packaging, through a comprehensive plan based on positioning of brands, targeted consumers, selling price, market segmentation strategy; as well as a detailed analysis by distribution channel;
- Implementation of a competitiveness program geared at distribution and customer service, based on a segmentation strategy to generate increased value to customers by having the right product in the right place at the right time and price;
- Development of tools for an in-depth knowledge of market and consumers;
- The fleet of vehicles in the distribution network was decreased by approximately 5.2%, to on the order of 9,459 vehicles.

- Expansion of the network of convenience stores in order to increase their presence throughout national territory. New stores were opened during the year, for a total of 2.043 units in operation at year-end.
- Establishment of a strategic alliance for distribution in Mexico of Tsingtao, a beer imported from China;
- A letter of intent was signed for the alliance with Nestlé Waters for distribution of prestigious brands of bottled water in Mexico, which was formalized in early 2007.
- Sales of Anheuser-Busch beer, which is distributed by MODELO in Mexico, mainly in tourist and border cities, rose by 31.2%.
- MODELO's export volume exceeded 30.0% of total sales and represented 85.0% of Mexican beer exports.
- The share of imported beer sales in the U.S.A. is estimated to reach 13.8% of the total market. MODELO corners approximately 39.0% of the imported beer segment in that country.
- Modelo Especial registered an estimated increase in 2006 of 31.9%; and advanced from 4th to 3rd place among the largest selling imported beers in the U.S.A.
- Establishment of Crown Imports LLC, which as of 2007 is the sole importer of all MODELO's export brands, as well as the brands St. Pauli Girl and Tsingtao in the U.S.A.; Crown Imports is a joint venture in equal shares with Barton Beers Ltd., a subsidiary of Constellation Brands.

Beer sales on the Mexican market in 2006 totaled 59.4 million Hectoliters (growth rate of 5.4%); of this total, MODELO contributed 33.5 million Hectoliters (growth rate of 5.2%), thereby maintaining its position as number one, with 56.3% of the domestic market.

With regard to sales of Mexican beer for the export market, the sales volume reached 18.7 million Hectoliters; of this total, 15.9 million Hectoliters were distributed by MODELO for a market share of 85.0%.

MODELO exports five of its twelve brands to the five continents. Over 85.0% of these sales are to the U.S.A. and Canada.

For ten consecutive years, Corona Extra has been the largest selling imported beer in the United States. It is also ranked number one in Canada. The number one position in the U.S. market was attained after having been ranked second in sales among the 450 international brands sold for ten years. During fiscal year 2006, Corona Extra achieved an estimated market share of 29.1% among imported beers in the U.S.A.

MODELO has another two brands among the ten largest selling beers in the U.S.: Modelo Especial, which rose from fourth place in 2005 to third place in 2006; and Corona Light, which made it into the top ten, in seventh place. In addition, Pacífico and Negra Modelo are among the twenty largest imported selling beers in the United States; and show important growth rates.

The Corona Extra brand is not only ranked number one among imported beers in the United States and Canada, but it has also been positioned as one of the ten largest selling beers in the U.S. (including domestic and imported brands). It is ranked in sixth place according to estimates by Beer Marketers Insights.

MODELO products compete with the largest, most prestigious beer companies and brands at the international level. Corona Extra is positioned as the fifth largest selling beer in the world at year end 2006, according to the most recent report issued by Impact Databank.

The growth rate for the sales volume in Europe, Asia, Oceania and Latin America was 12.4%. At year-end 2006, sales to Europe represented 6.3% of the total blend of export sales; Asia and Oceania, 3.7% and Latin America, 2.1%.

Selected Financial Information
(Amounts in millions of Mexican pesos of purchasing power of December 31, 2006)

ITEM	Increase 2006/2005	2006	2005	2004
BEER SALES –Millions of Hectoliters-				
Mexican Market	5.2%	33.45	31.80	30.59
Export Market	15.7%	15.89	13.74	12.23
Total Market	8.3%	49.34	45.54	42.82
STATEMENT OF INCOME				
NET SALES	10.2%	$ 56,828	$ 51,559	$ 48,185
GROSS INCOME	11.9%	$ 31,189	$ 27,861	$ 27,139
INCOME FROM OPERATIONS	13.4%	$ 16,250	$ 14,331	$ 14,130
INCOME BEFORE TAXES AND EMPLOYEE STATUTORY PROFIT-SHARING	13.8%	$ 17,350	$ 15,240	$ 14,553
CONSOLIDATED NET INCOME	14.4%	$ 11,312	$ 9,888	$ 8,717
NET INCOME OF MAJORITY STOCKHOLDERS	14.3%	$ 8,672	$ 7,587	$ 6,648
EBITDA	12.7%	$ 18,554	$ 16,458	$ 16,403
FINANCIAL POSITION				
WORKING CAPITAL	12.4%	$ 28,327	$ 25,195	$ 22,498
PROPERTY, PLANT AND EQUIPMENT (NET)	3.2%	$ 49,196	$ 47,656	$ 46,010
TOTAL ASSETS	8.6%	$ 90,746	$ 83,535	$ 78,991
DEFERRED INCOME TAX	1.9%	$ 8,061	$ 7,907	$ 8,348
LIABILITIES WITH COST	0.0%	0	0	0
LONG-TERM LIABILITIES	0.0%	0	0	0
TOTAL LIABILITIES	12.6%	$ 14,259	$ 12,663	$ 13,605
STOCKHOLDERS' EQUITY OF MAJORITY STOCKHOLDERS	7.9%	$ 58,787	$ 54,488	$ 50,240
INVESTMENTS IN FIXED ASSETS	6.7%	$ 4,469	$ 4,190	$ 4,624

Behavior of GMODELO Series "C" shares on the Securities Market

GMODELO C shares are traded since February 1994 on the BMV. During the past three fiscal years analyzed in this Annual Report, they have been included in the BMV Pricing and Trading Index ("IPC).

In view of their high daily trading volume on the Mexican Securities Market, shares are classified as HIGHLY TRADED shares; ranked in place 11 in May 2007. This represents a rise of two positions compared to May 2006, with a rating of 8.695 on a scale of zero to ten. *See Stock Market.*

Starting in the month of November 2003, the Series "C" shares of Grupo Modelo began trading under the symbol XGMD on the *Mercado de Valores Latinoamericanos en Euros,* Latibex, which is the only international market for shares of Latin American companies, with headquarters in Spain. Ten Series "C" shares are traded for each trading unit.

In the month of February 2004, Grupo Modelo began a program of American Depositary Receipts or ADR's Level I, in order for its Series "C" shares to be traded on the Over the Counter (OTC) market in the U.S.A., under the symbol GPMCY and at the rate of 10 Series "C" shares for each ADR negotiated.

c) RISK FACTORS

Risks of the Current Strategy

The MODELO strategy has concentrated on furthering sustained organic growth while continuing to strive toward the modernization and expansion of its operations, consistent with its tradition of commitment to excellent quality and customer service. Through the years, this strategy has enabled it to evolve from a regional producer in a fragmented market to the number one beer producer in Mexico, with an ever-increasing and profitable global market share.

An important part of this strategy has been to focus on brand segmentation and provide each one with a specific positioning plan and strategy.

Based on the strategy put in place, MODELO has positioned itself in the Mexican beer market and in international beer markets; and it is estimated that its organic growth and positioning will continue to be maintained. Nonetheless, there are factors impossible to forecast that could have an impact on the results of this strategy.

Situations Pertaining to the Countries in which It Operates

MODELO ranks first in beer production and sales in Mexico, and is the number one Mexican beer exporter. At the close of the year 2006, beer sales and other revenues inherent in its operation on the domestic market represented 70.6% of MODELO's income. Beer consumption in Mexico is affected by the performance of the nation's economic activity, employment rate and salaries. There is a very close relationship between the growth of beer sales volumes and economic growth.

The other 29.4% originates from its exports. And within this segment, beer sales, measured in Hectoliters, to the U.S.A and Canada represent 87.9% of the total.

During the years between 2004 and 2006, the U.S. economy registered an economic growth rate between 3% and 4% yearly. Despite the fact that international economic growth plays an important role in consumption and might impact its international operations, over the past 15 years MODELO's exports have maintained steady growth, even in years with slower economic activity at the international level.

In another vein, MODELO believes that changes in the exchange rate do not represent a risk, since income in foreign currency exceeds expenses for purchase of raw materials and fixed assets.

Financial Position of MODELO

MODELO has maintained a sound financial position, under a practice of not assuming debt with a cost. Therefore total liabilities represented at year end 2006, 15.7% of total assets. These liabilities are comprised in part by deferred tax, suppliers and other payables. The liquidity ratio (current assets to current liabilities) showed a ratio of 5.6 times.

Dependence on or Expiration of Patents, Trademarks or Contracts

MODELO keeps its intellectual and industrial property rights protected, and periodically renews trademark and patent registrations that it owns worldwide; there is no dependence whatsoever with regard to licenses. On March 8, 2006, the International Court of Arbitration gave notice of the favorable ruling for MODELO with respect to the arbitration proceedings that were filed on March 8, 2004 by The Gambrinus Company. The arbitration ruling acknowledges the validity of the termination clause provided for in the import agreement dated November 22, 1996; therefore this agreement expired on December 31, 2006.

Purchase of Assets other Than Those Related to MODELO's Regular Line of Business

During the past three fiscal years, MODELO has not purchased any assets other than those used for its operations.

Expiration of Supply Agreements

MODELO's vertical integration structure enables it to guarantee its raw materials supplies and inputs, in addition to positioning it strategically at the international level with supplier companies and/or partnerships.

Breach of Payments of Bank and Stock Liabilities or Payment Restructuring

MODELO does not have any bank or stock liabilities.

Possible Entry of New Competitors

Beer imports to Mexico have registered significant increases over the past few years, exceeding the growth rates shown for domestic brands. At present, it is estimated that there are approximately 60 brands of imported beer in the country, positioned from the "premium" segment up to the value brands segment. Imports have registered an annual growth rate of 10% over the past five years; and if this trend continues, imported beers will have a higher market share.

Possible Surplus Demand or Surplus Supplies on Markets in which MODELO Has a Share

Beer sales of MODELO in millions of Hectoliters registered a growth rate of 4.0% on the domestic market in 2005 and 5.2% in 2006; while export sales showed a rise of 12.3% and 15.7% respectively for 2005 and 2006. MODELO estimates that it effectively covers demand for its products.

Vulnerability of MODELO to Changes in Interest or Exchange Rates

The economic and political conditions prevailing in Mexico and in its main trade partner have led to a relative stability in the exchange rate of the Mexican peso vis-à-vis the U.S. dollar over the past few years. During some periods, such as occurred in 2005, the Mexican peso has lightly been revalued against the U.S. dollar, affecting revenues in Mexican pesos for export sales.

In view of the fact that MODELO maintains significant cash surpluses, changes in exchange rates might make it possible to obtain financial proceeds.

Off-Balance Sheet Transactions Recorded

MODELO does not carry out or has not carried out off-balance sheet transactions.

Dependence of Key Personnel

The management of MODELO has been gradually shaped over 80 years within an institutional framework. Thus there is no dependence of staff members that might be considered to play a key role in the ability of the business to continue as a going concern.

Dependence on a Single Business Segment

Beer production and sale is the principal business segment handled by MODELO, and given the market penetration, brand diversification, export sales to different countries and the quality of the product, this is not considered an important risk.

Impact of Changes in Government Regulations

At present, taxes represent 30.4% of the selling price of beer in Mexico.

a) Excise Tax (Impuesto Especial Sobre Producción y Servicios - IEPS)

Excise tax is an important charge of the selling price of beer; thus changes in this tax have a direct impact on its selling price. The excise tax (IEPS) currently represents 25.0% of the price of beer. At present, an excise tax (IEPS) is added on to the selling price of beer. This tax is the higher of multiplying the selling price of beer by 25.0% or three Mexican pesos per liter. This tax is applicable only to the producer or importer.

b) Value-added Tax (VAT)

VAT is also a tax that accounts for an important component of the selling price of beer to the consumer. The two taxes – VAT and the excise tax – increase the price of the product by 43.75%.

c) Regulations applicable to the product

There are various types of government regulations that vary depending on federal, state or municipal legislation; as well as those in countries where beer is distributed and sold. They pertain to the minimum age for beer consumption, features of product advertising, sanitation standards, the hours when beer sales are allowed and any labels necessary to control beer consumption.

The Mexican Government verifies, through the Federal Commission for Protection against Sanitary Risks, a decentralized entity of the Ministry of Health, the terms for beer protection. This is carried out to ensure sanitary control on the product as well as compliance with the provisions regarding beer advertising. Further, the Mexican Government, through the Federal Consumer Protection Agency, is in charge of furthering and protecting consumer interests with regard to beer advertising and promotion. And the Standards Bureau, an agency subordinate to the Ministry of Economy, is responsible for reviewing compliance with Mexican official standards related to beer labeling and packaging.

d) Environmental Regulations

The Ecological Balance and Environmental Protection Law spells out, among others, the environmental legal requirements applicable to the industrial sector. In this regard, the Ministry of the Environment and Natural Resources ("SEMARNAT") issues the Mexican Official Standards providing for the maximum pollution levels permitted. MODELO is subject to these restrictions and has complied with them to date. Certification as a "Clean Industry", granted by the Environmental Protection Agency, is proof of compliance with these standards.

e) The Federal Anti-trust Law (LFCE)

The LFCE went into effect on June 22, 1993 and was amended through a resolution published on June 28, 2006. The objective of this law is to promote economic efficiency and protect free competition, by penalizing monopolistic practices. By virtue of this law, the activities carried out by economic agents shall be subject to the provisions of this ordinance and specific acts will be subject to the approval of the Federal Anti-trust Commission in the cases foreseen by the LFCE itself.

f) Securities Market Law

The new Mexican Securities Market Law, which was published in the Federal Official Gazette on December 30, 2005, went into effect on June 28, 2006, repealing the prior Law. The new Law regulates organization and operation of publicly-traded corporations, among other matters.

The so-called "Sole Circular Letter for Issuers", issued by the CNBV, went into effect on March 20, 2003. This ordinance contains the general provisions applicable to issuers with securities and other participants in the securities market registered in the National Securities Registry. On September 22, 2006 that ordinance was amended thus adapting it to the new Mexican Securities Market Law.

g) National Water Law

The purpose of the National Water Law that went into effect on December 2, 1992, and which was amended through the decree published in the Official Gazette on April 29, 2004, is to regulate the use or enjoyment of waters, their distribution and control, as well as the preservation of their quality. By virtue of this law, the use and enjoyment by MODELO of sub-soil waters, as well as discharges of the water used, must adhere to and comply with said ordinance and its regulations; as well as pertinent provisions.

Possible Volatility in Share Prices

During 2006, the price of the GMODELO C share showed the following behavior:

Maximum price	$ 63.20
Minimum price	$ 34.40
Closing price	$ 59.99

Possible Failure to Comply with the Requirements to Continue to be Listed on the Exchange and/or Registration in the National Securities Registry

Grupo Modelo has complied with legal requirements to continue to have its shares representing common stock registered in the National Securities Registry (RNV), and with requirements for the securities to be traded on the BMV. It is important to mention that GMODELO C shares are part of the IPC, due to their high trade volume.

Lack of a Market for the Securities Registered

During the past three fiscal years, GMODELO C shares have ranked within the top 16 places with respect to trading, among all shares traded on the BMV. This provides ample security regarding the existence of a market on which these share may be traded.

Environmental Risks Related to its Assets, Inputs, Products or Services

MODELO complies with the Mexican Official Standards that specify permissible pollution limits to which it is subject; the compliance of which is monitored by the Federal Environmental Protection Agency, a decentralized agency of the SEMARNAT.

The environmental risk of the operations of MODELO is evaluated on an ongoing basis, through risk studies and accident-prevention programs conducted out by expert specialists, which have been reviewed and approved by authorities with jurisdiction.

Impact of Changes in International Regulations and Agreements on Environmental Issues

MODELO participates in Environmental Commissions of various industrial chambers and keeps abreast of all draft International Treaties and Agreements, Laws, Regulations and Mexican Official Standards in the field of the environment.

The foregoing makes it possible to pinpoint and assess potential impacts far enough in advance to prevent and mitigate their effects on MODELO's strategy and operation.

Existence of Loans that Oblige MODELO to Maintain Specific Proportions in its Financial Structure

MODELO has no bank loans; therefore it is not subject to any financial restriction whatsoever.

Rights that Are Affecting or Limiting Specific Stockholders

The Series "C" shares of Grupo Modelo are the only shares traded on the BMV, and as provided for in its Articles of Incorporation and Bylaws, they do not grant voting rights to their holders, except in the case of Special Meetings of Series "C" Stockholders, Extraordinary Stockholders' Meetings held to decide on any proposal to amend the Articles of Incorporation and Bylaws that might affect the right of those Series "C" shares.

Holding Companies, the Assets of which are Represented only by the Shares in their Subsidiaries

The assets of Grupo Modelo are represented mainly by the shares of Diblo, S.A. de C.V. (and other subsidiaries of the latter). Grupo Modelo does not have its own assets for operations.

d) OTHER SECURITIES

Grupo Modelo does not have any other securities registered in the Registry, other than the shares representing its common stock. For registration purposes, Grupo Modelo keeps its three share series registered. Series "C" shares are the only shares traded, since their public offering in February 1994.

Effective November 2003, the "C" Series shares of Grupo Modelo are traded on Latibex, which is an organized system of contracting, settlement, clearing and recording of transactions of Latin American securities admitted for trading on this market. The fact that shares are traded does not mean that Grupo Modelo is obliged to enforce Spanish legislation; it only has the obligation to file with Spanish authorities the same information that Grupo Modelo must deliver to the National Banking and Securities Commission, the Securities Exchange and the general investor public, pursuant to applicable Mexican legislation.

As of February 2004, the "C" Series shares of Grupo Modelo are listed on the OTC market.in the U.S.A., through a Level 1 ADR Program, designed for foreign issuers interested only in listing their shares on this OTC market; which does not means that they are registered. As a result of the foregoing, the obligations of Grupo Modelo under the Level 1 ADR Program are limited to filing with the U.S. Securities and Exchange Commission the same information that Grupo Modelo must deliver to the National Banking and Securities Commission, the Mexican Securities Exchange and the general investor public, pursuant to applicable Mexican legislation. Legislation governing publicly-traded companies in the U.S.A. or that governing corporations and other laws applicable to these companies are not applicable to Grupo Modelo.

Grupo Modelo has delivered complete, timely reports on significant events and periodical information required by Mexican legislation during the past three years.

e) SIGNIFICANT CHANGES IN THE RIGHTS OF SECURITIES REGISTERED IN THE REGISTRY

The GMODELO C shares that are traded on the BMV have not undergone any change whatsoever with regard to the rights granted holders, between the date they began trading and now.

Due to the significant increase in value of GMODELO C shares, the only important change has been in the number of shares, since two share exchanges have been approved. The first exchange was for four new shares for each old share, at the Extraordinary Stockholders' Meeting held on August 23, 1995. Subsequently, at the Extraordinary Stockholders' Meeting held on October 9, 1998, shareholders approved an exchange for four new shares for every old share outstanding. Thus the 40,646,995 Series "C" shares outstanding at the time of the public offering in 1994 have been converted into 650,351,920 shares at the date this Annual Report is submitted; and they represent 20.00% of common stock.

GMODELO C shares have given investors a compounded annual return of 22.6% from their adjusted Exchange placement price of $4.25 on February 16, 1994 to their closing price of $59.99 on December 31, 2006. This gain represents only the increase in the price of shares, without taking into consideration dividend payments. If we take into account the dividends paid in these past eleven years, the compounded annual yield has been 23.1%; par value in both cases.

f) PUBLIC INSTRUMENTS

Grupo Modelo will submit copies of this document to the shareholders who request it; for this purpose, petitions should be addressed to:

C.P. Eduardo Zamarripa Escamilla
Relaciones con Inversionistas
Javier Barros Sierrra No. 555
Colonia ZEDEC Santa Fe
Delegación Álvaro Obregón
C.P. 01210, México, D.F.
Teléfono: 52 (55) 2266 0000
E-mail address: ir@gmodelo.com.mx
Web site: www.gmodelo.com

Grupo Modelo has also submitted to the CNBV and the BMV the information required by the Securities Market Law, through the Sole Circular Letter for Issuers, the BMV Bylaws and other applicable provisions. Thus this data is available to investors.

2. GRUPO MODELO

a) HISTORY AND DEVELOPMENT OF GRUPO MODELO

Company Name and Trade Name

Grupo Modelo, S.A.B. de C.V.

Date and Place of Establishment and Term of Grupo Modelo

Grupo Modelo is a Mexican corporation established pursuant to the laws of the United Mexican States on November 21, 1991, through public instrument No. 153,449, notarized by Miguel Alessio Robles, Esq., Notary Public No. 19 in Mexico City, Federal District. The first certified copy of this instrument is registered in the Public Property Registry in the Federal District, under commercial folio No. 152,323, dated December 16, 1991. The term of the corporation is 99 years, starting on June 11, 1993.

On December 18, 2006, the Regular and Special Stockholders' Meeting of Grupo Modelo approved amendments to its Articles of Incorporation and Bylaws to adapt them to the provisions of the new Mexican Securities Market Law. As part of this reform, *Grupo Modelo changed* its corporate treatment to that of publicly-traded corporation (Sociedad Anónima Bursátil); and its term to indefinite.

Address and Telephone Numbers of its Headquarters

Grupo Modelo's domicile is in Mexico City, Federal District and its corporate headquarters is located at Javier Barros Sierra No. 555 Colonia ZEDEC Santa Fe Delegación Álvaro Obregón C.P. 01210, México, D.F. Listed below are the means of contacting Grupo Modelo:

Telephone No.:	52 (55) 2266 0000
E-mail address:	ir@gmodelo.com.mx
Internet Address:	www.gmodelo.com

Description of Grupo Modelo's Development *and Most Important* Historic Events.

The story of MODELO begins with the official opening of Cervecería Modelo, S.A. in Mexico City, Federal District on October 25, 1925. It is Pablo Díez Fernández, who as owner of this company, initiates in the 1930's the vitality that still characterizes MODELO today, and sets the foundation for its growth.

Starting in the 1950's, MODELO launched an important expansion policy through major investments and acquisitions. These investments consisted of construction and purchase of breweries, Malt Plants and companies for building and assembly of machinery and equipment for the beer industry, in Mexican territory as well as abroad. In addition, the corporation began to implement systems for direct sales of MODELO beer to the market, through Agencies and Sub-agencies located throughout the entire country.

In 1971, Antonino Fernández *Rodríguez was appointed* Chairman and CEO of Grupo Modelo; and he continued to manage with the same philosophy that has distinguished this industrial group from its beginnings.

At the end of the 1970's, MODELO products began to be exported, in line with a strategy approved by the Board of Directors.

In 1991, MODELO began a consolidation process by integrating within a single holding company both the companies engaged in beer production and the holding companies of the corporations engaged in beer distribution and sale.

On June 16, 1993, majority stockholders of Grupo Modelo entered into an investment agreement with the beer production firm of Anheuser-Busch Companies, Inc., and other companies belonging to the same corporate group ("A-B"), whereby A-B acquired a minority interest in the common stock of Grupo Modelo and of Diblo, S.A. de C.V., the subsidiary of Grupo Modelo that acts as a sub-holding company of the other subsidiaries of Grupo Modelo. The initial shareholdings of A-B represented approximately 17.7% of Grupo Modelo. The majority stockholders granted A-B stock options that were exercised by the latter to increase its shareholdings in Grupo Modelo and Diblo, S.A. de C.V. until reaching a minority share of 35.12% in the capital stock of Grupo Modelo; and a share of 23.25% in the capital stock of Diblo, S.A. de C.V.

Grupo Modelo was successfully launched on the BMV, through a public offering of Series "C" shares, representing the variable portion of its common stock, on February 16, 1994.

Three outstanding events characterized the year 1997: the first phase of Compañía Cervecera de Zacatecas, S.A. de C.V., MODELO's most modern beer plant, was officially launched. Corona Extra became the largest selling beer among the over 450 imported beers in the U.S.A., a position that it still holds at the date of this Annual Report. And that same year, Carlos Fernández González was appointed CEO of Grupo Modelo, although Antonino Fernández Rodríguez remained as Chairman of the Board.

In 1997, a new point of sale was developed, when convenience stores were established, beginning with 20 stores. This number has since been increased in order to cover wide regions in the Mexican Republic and become the immediate contact between MODELO and the final consumer.

After having been ranked number one in the U.S.A., in 1998 Corona Extra was rated the fifth largest selling beer at the international level.

The second phase of Compañía Cervecera de Zacatecas, S.A. de C.V. was completed in 1999.

In the year 2000, MODELO celebrated its 75th anniversary and continued with its expansion and modernization policy by completing expansion of the Installed Capacity of the plant located in Ciudad Obregon, Sonora. This plant ended that year with 3.0 million Hectoliters. Further, minority interests were purchased in national distribution agencies, for a value of $1,158 million Mexican pesos of purchasing power of December 31, 2006.

Cebadas y Maltas, S.A. de C.V., a subsidiary of Grupo Modelo, was given the National Quality Award in 2000, in the large corporation category. This award was given by the President of the Republic. This same firm was a finalist for the Iberoamerican Quality Award. In addition, three working groups from various subsidiaries of Grupo Modelo won first place in the National Quality Control Circles Awards in different categories.

The expansion and modernization program continued as planned in 2001, with a total investment of $3,855 million Mexican pesos of purchasing power of December 31, 2006, in several projects, including reinforcement of the Sales Department. In July, work was completed on the third stage of the project to expand Compañía Cervecera de Zacatecas, S.A. de C.V. plant. This plant was finished that same year, with an Installed Capacity of 15.0 million Hectoliters, making it the largest plant in Latin America; and brining the total Installed Capacity of MODELO to 46.0 million Hectoliters annually at the end of 2001.

The environmental management system at seven breweries and four service companies met the International ISO 14001 standards, a certificate used to guarantee pollution prevention, and efforts continue in a search for improvements. In addition, MODELO participated in the voluntary program entitled "Clean Industry", promoted by the Ministry of the Environment and Natural Resources; and obtained certification for eleven strategic business units (UEN).

During the month of May 2002, the Malt Plant at Compañía Cervecera de Zacatecas, S.A. de C.V. was completed. This allowed for savings in administrative and transport costs and also represented a higher integration level. It became one of the few large-scale breweries worldwide to have a Malt Plant within its facilities.

In 2003, work was completed on the fourth stage of Compañía Cervecera de Zacatecas S.A. de C.V., so as to attain a capacity of 20.0 million Hectoliters. Also in that year, a strategic partnership with John I. Haas was entered to create a company guarantying Hops quality and quantity.

Launching of Grupo Modelo shares on the Latibex market in Spain in 2003; and on the OTC in the U.S.A. under a Level 1 ADR's Program in the beginning of 2004 constituted very important events. Thus the shares of Grupo Modelo have begun trading on international markets.

During the year 2004, investments were made for a total of Mx. Ps. $4,624 million, part of which was used to expand the Installed Capacity at the Tuxtepec plant. Construction also continued on a Malt Plant in Idaho Falls, Idaho, U.S.A.

At the end of 2004, MODELO increased its shareholding in Extractos y Maltas, S.A. de C.V., a company engaged in manufacture of beer malt, with an Installed Capacity of 90,000 tons annually.

MODELO's commitment to Profitability was manifested in 2004 through application of the "Competitive Management Model", which provides for the creation, establishment and reinforcement of management processes and systems, as well as control mechanisms. Several activities were implemented in beer manufacturing aimed at improving production planning for each one of the different breweries. This process has a direct impact on distribution.

Delivery of products from breweries to Agencies has been streamlined, and consolidating Agencies has been an essential part of the process. This made it possible to reduce the whole MODELO fleet, in terms of truck tractors and trailers, by 13.0% in the year 2004; thereby increasing the use of funds by the same percentage and improving the service offered. Service to points of sale and consumer centers has also been improved since visits to customers at the national level have been expedited, as a result of improved route assignment. This has in turn led to a reduction in expenses and significant decreases in inventory levels throughout the entire supply chain.

In 2005, construction was completed on the Malt Plant in Idaho Falls, Idaho, U.S.A., which enabled MODELO to increase the malt production capacity of the group by 100,000 tons, for a total of 340,000 tons. In that same year innovations were also carried out, noteworthy examples of which include launching of the new beer brand "Tropical", as well as a new design for the brand Estrella. An investment of Mx. Ps. $4,190 million was allocated to modernizing processes and in information technology for the distribution and marketing departments. In addition, work continued on expansion of Compañía Cervecera del Trópico.

On April 15, 2005, the Regular Stockholders' Meeting appointed Carlos Fernández González as Chairman of the Board of Directors. He replaced Antonino Fernández Rodríguez, who was named Lifetime Honorary Chairman of this Board of Directors.

In compliance with its investment program, at the end of 2006, MODELO completed expansion of its plant located in Tuxtepec, Oaxaca. With this investment, MODELO's installed capacity rose from 52.0 to 60.0 million Hectoliters. The sum invested during the year 2006 totaled Mx. Ps. $4,469 million, an amount that included modernization of processes and information technology for the distribution and marketing departments.

In 2006, MODELO signed a letter of intent for an alliance with Nestlé Waters, with which it is entering the ever-expanding bottled water market in Mexico. The agreement signed with the Chinese firm of Tsingtao for exclusive rights to distribution of its beer in Mexico represented another important event; as well as the agreement entered into with Anheuser-Busch, which starting in 2007, has exclusive rights to import and market MODELO's brands in China. And another highlight was represented by establishment of Crown Imports LLC, a joint venture in equal shares with Barton Beers Ltd., a subsidiary of Constellation Brands, which starting in 2007 is the sole importer of all MODELO's export brands, as well as the brands St. Pauli Girl and Tsingtao in the U.S.A.

General Business Strategy

- Increase the profitability for its shareholders through ongoing modernization and investment;
- Provide customers with excellent service;
- Consolidate and maintain leadership in the Mexican beer industry;
- Market segmentation and performance at the point of sale;
- Consolidate and maintain MODELO's leadership in the imported beer segment, the various countries to where its brands are exported to.
- Continue to invest, so as to modernize its 7 breweries; and in general, all the companies that comprise MODELO; and also to build the eighth brewery.
- Strengthen its wide distribution and sales network in order to keep it flexible and efficient;
- Develop its employees' potential through ongoing training programs;
- Vertical integration and assurance of process quality;
- Increase its product portfolio with new presentations.

The MODELO strategy has concentrated on furthering sustained organic growth while continuing to strive toward the modernization and expansion of its operations, consistent with its tradition of commitment to excellent quality and customer service. Through the years, this strategy has enabled it to evolve from a regional producer in a fragmented market to the number one beer producer in Mexico, with an ever-increasing and profitable global market share.

Changes in Business Management

Over the past few fiscal years, MODELO has adopted the "Competitive Extreme Management Model". This model approaches organization as a system, concentrates on improving processes, their interaction and alignment with the strategic map. And all the companies that comprise MODELO are aligned with the principal activity of beer manufacture, distribution and sale as well as bottled water.

Changes in the Products or Services Offered

The beer industry in Mexico and throughout the world is characterized by fierce competition. Research and development play a very important role, giving rise to new products in an effort to satisfy the ever-changing needs of the market and consumers.

Beginning in 2007, Corona Light is also offered to consumers on the domestic market. It had previously been a product sold exclusively for the export market.

The year 2006 was a record year for launching new packaging. On the domestic market, highlights included Modelo Light in a blue bottle; and Corona, Montejo, León and Estrella in cans, among others. Insofar as the export market is concerned, the launching of Modelo Especial in 24-oz. cans was a significant event.

MODELO has been widely promoting its Modelo Light product on the Mexican market, through an advertising campaign and positioning aimed at having this new product make strong inroads.

On May 27, 2005 MODELO announced the launching of a new product, "Tropical" beer. This product has made it possible to reinforce the brand segmentation initiated by MODELO several years ago.

In 2004, the advertising campaign entitled "de aquí soy" (This is my home) was used to support the change in image of Pacifico beer in cans.

Declaration of Bankruptcy

MODELO has never been in a financial position creating insolvency or declaration of bankruptcy.

Legal, Administrative-law or Arbitration Procedures with a Significant Impact on Financial Results

In 2006 and at the date of drafting of this report, there have been no legal, administrative-law or arbitration proceedings that would have a significant impact on MODELO's financial results.

At present, MODELO is a party in various legal and administrative-law procedures stemming from its normal course of business. MODELO's officers and legal counsel believe that the aforementioned legal procedures will be resolved in favor of MODELO's interests. Notwithstanding the foregoing, it is believed that in the event the rulings handed down in these matters are unfavorable for MODELO, either individually or jointly, they would not involve an important adverse effect on its financial results.

In August 2006, the Federal Anti-Trust Commission notified MODELO of its ruling issued under File No. DE-25-2004-II for the alleged commission of anti-trust practices arising from the exclusive rights agreements at sites where beer in sold in closed bottles. It ordered the suspension of these practices. MODELO filed an appeal against this decision, through a motion for reconsideration; and on January 10, 2007, the company received notice whereby the Federal Anti-Trust Commission ruled to revoke its prior decision and to close the respective file.

Effect of Laws and Government Provisions on the Course of the Business

The legislation applicable to MODELO Is discussed in the Section entitled Risk Factors (*See Impact of Changes in Government Regulations).*

Schematic and Numerical Description of Principal Investments

(Amounts in millions of Mexican pesos of purchasing power of December 31, 2006)

Investment Item	2006		2005		2004	
	Amount	%	Amount	%	Amount	%
Compañía Cervecera del Trópico, S.A. de C.V.	$ 505	11.3	$ 738	17.6	$ 1,121	24.2
Beer and other plants	$ 2,105	47.1	$ 1,554	37.1	$ 2,373	51.3
Sales	$ 1,859	41.6	$ 1,898	45.3	$ 1,130	24.5
TOTAL	**$ 4,469**	**100**	**$ 4,190**	**100**	**$ 4,624**	**100**

Investments made in 2006 include remaining investment required to complete expansion of the Installed Capacity of Compañía Cervecera del Trópico, S.A. de C.V., which Capacity increase form 8.0 to 16.0 million Hectoliters.

Public Offerings to Gain Control of MODELO or those Made by MODELO to Gain Control of Other Companies

During the past three fiscal years and up to the date this Annual Report is submitted, MODELO has not received public offerings to gain control or made any public offerings to gain control of other companies.

b) DESCRIPTION OF THE BUSINESS

Grupo Modelo is a holding company, the principal asset of which is a majority share of 76.75% in the capital of the sub-holding company entitled Diblo, S.A. de C.V., which has a controlling interest in a group of companies mostly engaged in beer production, distribution, sale, export and import, through which MODELO is consolidated as the principal beer producer (in terms of volume and sales) and distributor in Mexico.

i) Main Activity

MODELO, which was founded in 1925, is the leading company in manufacture, distribution and sale of beer in Mexico, with a market share (domestic and export) at December 31, 2006 of 63.2%. At present it has twelve brands, of which the following are noteworthy: Corona Extra, the largest-selling Mexican beer in the world, Modelo Especial, Victoria, Pacífico and Negra Modelo, among others. It exports five brands, with a presence in over 150 countries; and it has the exclusive rights in Mexico for import and distribution of beer produced by the U.S. company Anheuser-Busch, including its main brands: Budweiser and Bud Light.

The companies comprising MODELO are engaged in the manufacture, distribution, and sale of beer. Below is a brief description of the companies responsible for the main operations involved in the production, sale, and distribution of quality beer with excellent service, at a competitive price.

At December 31, 2006, MODELO has established a corporate structure that includes seven breweries, 31 agencies, nine companies at the international level, five companies in charge of logistics, three malt manufacturers, three packaging companies, four companies in the commercial sector, one company that supplies equipment to produce beer, seven service companies, and four Associate Companies. All of these companies contribute and join efforts to fulfill the defined strategic goals of streamlining resources, exceeding customer expectations, improving the company's profitability, protecting the environment, and play a role in the progress of the community and the country, with the help of their employees, suppliers, and Agencies, participating in their economic, cultural, and social development.

MODELO is set up vertically by strategic businesses, since it has a wide variety of the inputs necessary to produce beer that are manufactured by subsidiaries and/or associate companies in which MODELO is a minority shareholders. This provides MODELO with good control over supplies, machinery manufacturing and quality of materials; as well as over the production process and delivery of the finished product.

Beer Production.

Raw Materials.

The basic raw material used to manufacture beer is malt, which is obtained from malting barley. Malting barley is a cereal sold to Malt Companies, which sieve and select it, soak it, soak it, germinate it under controlled conditions and then dry it, converting it into malt. Two types of malting barley are used in the beer industry to manufacture beer: six-row malting barley and two-rows of grain per ear malting barley. MODELO is known for using large amounts of two-rows of grain per ear malting barley.

In addition to malt, there are other important raw materials used to manufacture beer, including Hops, yeast, water, and adjuncts. Adjuncts are completely natural ingredients composed of carbohydrates made up mainly of refined cornstarch or grits, as well as rice. The function of grits or refined cornstarch and rice is to provide starch that is later converted into dextrin and sugars needed for fermentation, through the malt's enzymes. Adjuncts can help produce a paler, brighter, and more stable beer.

Hops come from a green or yellow-green plant, with deep roots, cultivated in mild and very humid zones, and the main producers of this raw material are the USA and some European countries. In addition to giving beer its delicate aroma and its slightly bitter taste, Hops also help stabilize flavor and make the foam last longer.

Yeast is used to transform fermentable sugars into alcohol and carbonic gas, which are required to complete the natural process of beer production.

Finally, water is an essential ingredient in beer manufacture, and its influence on quality is very important. Therefore, the water used in breweries must, in addition to being potable and biologically pure, be transparent, colorless, odorless, and have no flavor.

Production Process.

The production process consists of applying knowledge, a primary fermentation, a secondary fermentation and/or repose, filtering, bottling, and pasteurization.

MODELO's beer plants use leading-edge technology to manufacture all of the company's beers, which is an important factor in making the productive process more efficient.

Supply of Raw Materials

MODELO has four malt processing plants: one is located in Calpulalpan, Municipality of Tlaxcala; one in Mexico City; and another in Calera de Victor Rosales, Zacatecas, which provide malt nationwide. To ensure the supply of the malt required to manufacture its products, MODELO built a Malt Plant in Idaho Falls, Idaho, *USA with an Installed* Capacity of 100,000 tons of malt per year.

MODELO has both domestic and foreign suppliers of barley. It purchases the six-rowed barley it needs on the domestic market; and in the event of a shortfall in Mexican production, it covers its needs on the international market. It imports all the two-rowed barley it requires because this type is not produced in Mexico.

MODELO buys grits and rice mainly in the domestic market and makes purchases abroad only on limited occasions.

It should be underlined that for supply of its raw materials and supplementary products, MODELO has positioned itself strategically to have companies and/or partnerships that give it a high level of competitiveness.

MODELO imports all of the Hops its needs because this raw material is not produced in Mexico due to climate factors.

Furthermore, in November 2002, MODELO entered into a partnership with International CO2 Extraction LLC, located in Yakima, Washington, U.S.A. This company is engaged in the extraction of Hops. This partnership is an important step in the strategy to ensure a sufficient, timely and top quality supply of this important input.

MODELO has centralized in its corporate offices the role of supplying, both to subsidiaries and associate companies, through external suppliers, the main inputs required by the subsidiaries, including: barley, grits, rice, Hops, bottles, cardboard, screw caps, cans, and transportation equipment, as well as all machinery for the various beer factories.

ii) Distribution and Sales Channels

Effective distribution is of vital importance in the beer industry. An integrated, efficient, and service-oriented distribution network ensures that MODELO's products are present in the right place at the right time.

Distribution of MODELO's products is essentially based on its own distribution network, made up of a total of 362 Agencies and Sub-agencies grouped in 31 subsidiaries of Grupo Modelo. This network makes it possible to distribute the product to over 600,000 points of sale in over 3,000 routes in order to cater to market needs.

Agencies buy the product directly from the various plants, depending on their geographical location. Agencies are responsible in their area for delivering the product to the different points of sale and, if applicable, to their Sub-agencies, which are in turn responsible for distributing the beer to their own customers.

Agencies have ample facilities that meet all health, safety, and control requirements. Loading and unloading operations inside the warehouses and in the maneuvering yards are carried out with mechanized systems especially designed for this purpose.

ISO 9000 Total Quality Systems were installed in 1999 in agencies controlled directly by MODELO, to provide efficient service in the distribution and sale of the company's products, including the Budweiser, Bud Light, and O'Doul's portfolio of imported beers, in all states of the Mexican Republic.

The distribution network has been made more efficient. At year end 2006, the network consisted of approximately 9,459 vehicles, which meant a reduction of approximately 5.2% with regard to the number of units at year end 2005.

Furthermore, export activities are coordinated through offices located around the world, and five brands are exported to more than 150 countries.

iii) Patents, Licenses, Trademarks and other Agreements

The trademarks owned by MODELO are duly registered with the *Instituto Mexicano de Propiedad Industrial* [Mexican Institute of Industrial Property], as well as with authorities with jurisdiction in the countries where MODELO's products are sold.

MODELO manufactures, distributes and sells twelve brands of beer as shown below:

Brand	Coverage	Type
Corona Extra	Domestic and Exports	Pilsener
Modelo Especial	Domestic and Exports	Pilsener
Corona Light	Exports	Lager Light
Modelo Light	Domestic	Light Lager
Negra Modelo	Domestic and Exports	Munich
Pacífico	Domestic and Exports	Pilsener
Estrella	Domestic	Pilsener
Victoria	Domestic	Vienna
León	Domestic	Munich
Montejo	Domestic	Pilsener
Tropical	Domestic	Lager Light
Barrilito	Domestic	Pilsener

Depending on the production process used, there are two types of beer: Ale and Lager. MODELO manufactures only Lager beers. The different types of Lager beer produced and their main characteristics are listed below:

- *Pilsener.* This is the palest Lager beer and the one in which the least amount of special malts are used, which makes its body and texture light and balanced.
- *Vienna.* This is a medium-color Lager beer, similar to Pilsener beer; however, more special malts are used to manufacture it.

- *Munich.* This is a dark Lager beer, which requires the use of a greater amount of special malts; this type of beer has more body, more extract and a sweeter taste. The darker color is obtained through the drying and toasting process of the malts used, which is done at higher temperatures.
- *Lager Light.* This Lager beer contains less extracts, proteins, and carbohydrates than Lager beer in general.

Each brand manufactured by MODELO has different presentations to sell them more effectively, and each presentation has a different type of container and content. Said classification is as follows:

	Returnable Glass Bottles	**Non-returnable Glass Bottles**		**Cans**	
	Domestic	**Domestic**	**Exports**	**Domestic**	**Exports**
Corona Extra	X	X	X	X	X
Modelo Especial	X	X	X	X	X
Victoria	X	X			
Negra Modelo	X	X	X		
Pacífico	X	X	X	X	
León	X	X		X	
Montejo	X	X		X	
Estrella	X	X		X	
Modelo Light	X	X		X	
Barrilito		X			
Corona Light			X	X	
Tropical				X	

MODELO has ongoing, continuous contact with its customers and the market, in order to meet their needs and keep abreast of changes in preferences and tastes. Thus market studies have led to launching of new brands and packaging to satisfy the tastes and requirements of specific market segments. Such is the case of launching on the Mexican market of the Tropical and Corona Light brands, of Modelo Light in a blue bottle and of Corona, Estrella, Montejo and León in cans. MODELO has also increased its array of products in non-returnable glass bottles for some of its brands, aimed at specific distribution channels.

Technological tools have made it possible to enhance our knowledge of the market, thereby allowing for proper implementation of brand positioning strategies. This technology also enables us to determine an adequate combination by brand, packaging and price; as well as to face constant changes in consumer habits and customs.

iv) Main Customers

Cyclical and Seasonal Nature of Sales

Main earnings in 2006, 2005 and 2004 were from the sale of the brands that MODELO distributed in Mexico and abroad. The demand for the products is greater during the second (spring and summer) and fourth (end of the year holidays) quarters.

Export sales are slightly higher during the second and third quarter of each year, during the spring and summer in the USA and Canada, which are the main export markets served.

Sales by Products

Beer Sales	2006 Hectoliters Millions	%	2005 Hectoliters Millions	%	2004 Hectoliters Millions	%
Domestic	33.45	67.8	31.80	69.8	30.59	71.4
Exports	15.89	32.2	13.74	30.2	12.23	28.6
Total	**49.34**	**100.0**	**45.54**	**100.0**	**42.82**	**100.0**

(Figures in millions of Mexican pesos of purchasing power of December 31, 2006)

Net Sales	2006 Millions of Mexican Pesos	%	2005 Millions of Mexican Pesos	%	2004 Millions of Mexican Pesos	%
Domestic*	$40,103	70.6	$37,086	71.9	$34,517	71.6
Exports	$16,725	29.4	$14,473	28.1	$13,668	28.4
Total	**$56,828**	**100.0**	**$51,559**	**100.0**	**$48,185**	**100.0**

* Includes other earnings

MODELO estimates that the Mexican market is comprised of over 800,000 points of sale, services through various distribution channels, where consumers may purchase beer from among an ever-increasing number of brands. The following are some noteworthy example of the different types of points of sale:

- Retailers.- Grocery stores in general, most of which have refrigeration equipment owned by the agencies and provided under a commodatum agreement; in some cases equipment is provided with advertising for the MODELO brands;

- Modeloramas, Extra and Extra Express.- Stores which sell mainly beer and other items such as: sodas, snacks, cigarettes, canned goods, basic products, promotional material, etc. Practically all of these stores have refrigeration equipment.

- Liquor and wine shops.- Stores that sell wine, liquor, and beer, also known as wine shops. They have refrigeration equipment owned by the agencies and provided under a commodatum agreement.

- Supermarkets and mini supermarkets.- Supermarkets owned mainly by commercial chains with regional or nationwide coverage. They display their products on shelves and islands. Service is provided to such stores every other day, or in some cases on a weekly basis, depending on each region.

- Hotels and restaurants.- Points of sale identified as immediate consumption establishments. Unlike other channels, these establishments sell beer to be consumed there. Due to their complexity, the company has special routes established for these channels.

- Wholesalers.- This point of sale is used generally when due to the volume required it is not profitable to cater to certain areas outside Mexico City. Wholesalers sell mainly to rural areas and towns that are far away from the central warehouse or difficult to reach. Service provided to these establishments is on a weekly basis.

- Home-delivery.- This is a special sales service to people's homes. There are special routes for this service, and in the major cities there is a radio service for faster deliveries.

Beer points of sale are divided into two main types: "On premise" referring to open-bottle sales to be consumed in the establishment itself, and "Off premise" referring to closed-bottle points of sale.

At year end 2006 closed-bottle sales represent approximately 80.0% of the domestic market, and the rest are open-bottle sales.

MODELO does not depend on any particular customer because its products are sold directly to retailers, and in some regions through agencies operated by third parties. Since beer is a mass consumer product, MODELO has millions of customers both in Mexico and in the more than 150 countries in which it is present.

v) Applicable Legislation and Tax Situation

The legislation applicable to MODELO, except for those Associate Companies incorporated abroad, include the law described in the Risk Factors Section (*See Impact of Changes in Government Regulations).*

MODELO calculates its federal income tax on a consolidated basis.

vi) Human Resources

MODELO's employees are divided between the Operations and Sales departments. At December 31, 2006 there was a total of 36,911 employees, of which 19,292 (52.3%) were non-union workers and 17,619 (47.7%) were union workers. In view of the fact that Grupo Modelo is a holding company, it does not have employees

During fiscal year 2006, there was a 9.0% reduction in the number of persons employed by MODELO due to improved production, management and marketing processes.

MODELO believes that is labor-management relations are good. Such relations are governed by collective bargaining agreements, with an annual review of salaries and fringe benefit s; and the other sections of the agreement are reviewed every two years.

Stock Option Plan in Grupo Modelo for Employees and Company Executives

As at the date of drafting of this Annual Report, MODELO does not offer its employees any stock option plan in Grupo Modelo.

Temporary Employees

The services of temporary employees are used depending on the specific needs at that moment in production and/or sales.

vii) Environmental Performance

The seven breweries, Envases y Tapas Modelo, S.A. de C.V., and Cebadas y Maltas, S.A. de C.V. have an environmental management system certified under the ISO 14001 scheme, which certificate is used to ensure the prevention of pollution and the search for constant improvement. In addition, MODELO participated in the voluntary "Clean Industry" (Industria Limpia) program, promoted by the Secretariat of the Environment and Natural Resources, maintaining the certification of eleven UEN's. The high productivity standards and investments that allow for the best care of the environment were reflected in the "Environmental Excellence" (Excelencia Ambiental) prize awarded to Cebadas y Maltas, S.A. de C.V., a subsidiary, in 2004.

viii) Market Information

At year-end 2006, the total market share of MODELO, including domestic and export markets, reached 63.2%, for a gain of 40 points compared to its share in fiscal year 2005.

Total Hectoliters Sold by the Mexican Beer Industry
(Amounts in thousands)
Source: Annual Reports by Issuers

Grupo	2006	%	2005	%	2004	%
MODELO	49,340.8	63.2%	45,543.0	62.8%	42,820.0	62.5%
Femsa	28,761.9	36.8%	27,018.0	37.2%	25,682.0	37.5%
Total	**78,102.7**	**100.0%**	**72,561.0**	**100.0%**	**68,502.0**	**100.0%**

Corona Extra, produced and distributed by MODELO, is the largest selling Mexican beer in Mexico and throughout the world. In the U.S.A., the second most important market for MODELO after Mexico, Corona Extra has been positioned as the largest selling imported beer, a position it achieved in 1997 and which it has maintained to date.

The sales volume of Mexican beer on the domestic market in 2006 reached 59.4 million Hectoliters; of this total, MODELO contributed 33.5 million, thereby maintaining its number one position, with 56.3% of the domestic market.

With regard to sales of Mexican beer for export markets, this volume totaled 18.7 million Hectoliters, of which 15.9 million were distributed by MODELO, bringing its share in 2006 to 85.0%. The volume for export exceeded 30% of the total volume sold in the year 2006.

MODELO is positioned as the seventh largest beer producer worldwide at year end 2006. With respect to the presence of MODELO in the world market, as follows is shown a table listing the ten largest beer producing companies in the world, with amounts at year end 2006.

PRINCIPALS BEER-PRODUCING GROUPS
(Millions of Hectoliters)

Position	Company	Country	2006E
1	SABMiller, Plc.	South Africa	216.3
2	InBev	Belgium	211.6
3	Anheuser-Busch, Inc.	U.S.A.	147.1
4	Heineken NV	The Netherlands	131.9
5	China Resources Enterprise Ltd.	China	53.1
6	Molson-Coors Brewing Co.	U.S.A.	49.5
7	Grupo Modelo S.A.B. de C.V.	Mexico	49.3
8	Carlsberg Breweries A/S	Denmark	49.2
9	Baltic Beverages Holding AB	Baltic Countries	46.8
10	Tsingtao Brewery Co..	China	45.4

Source: Companies' Annual Reports
Note: Takes into account the volume of companies in which over 51.0% of common stock is held and control is exercised.
E: Estimate

The Mexican beer industry has been consolidated into two main participants: MODELO, Number one in both domestic and export sales; and Fomento Económico Mexicano, S.A.B. de C.V. (FEMSA).

Domestic Market

At year end 2006, MODELO attained a market share of 56.3%. The volume of MODELO's beer sales for the domestic market showed an increase of 5.2% in 2006, while the growth rate for the Mexican beer industry as a whole was 5.3%.

Beer imports to Mexico have registered significant increases over the past few years, surpassing the growth rates shown for volumes of Mexican beers. MODELO has a strong presence in the imported segment, with the brands sold by Anheuser-Busch in Mexico, which include Budweiser and Bud Light. Starting in de 2007, MODELO included the Chinese brand Tsingtao in its portfolio of imports, as well as the Danish brand, Carlsberg.

Market Share by Packaging

Of the total sales volume, MODELO sells approximately 50.0% of its product in returnable glass bottles. On the domestic market, this type of packaging continues to be the most widely accepted. Canned beer and other packaging in throw-away bottles are a convenient alternative for a certain consumer segment and specific distribution channels.

In the export market, non-returnable glass bottles represent a large majority of sales; and cans represent only a small share of packaging of export sales.

Export Market

MODELO has consolidated a strong international presence in the most important beer markets, thanks to an ongoing effort carried out for over more than 25 years. The quality of the beer, its original packaging and comprehensive marketing programs have enabled Corona Extra to be ranked the largest selling Mexican beer worldwide.

Export sales of MODELO have shown steady growth; at fiscal year end 2006, export sales accounted for 29.4% of total net sales of MODELO. Despite the fact that export volume exceeded 30.0% of total sales.

Markets	2006	2005	2004
Total Net Sales (in millions of Mexican pesos)	**$56,828**	**$51,559**	**$48,185**
Domestic market	70.6%	71.9%	71.6%
Export market	29.4%	28.1%	28.4%

MODELO exports five of its twelve brands to the five continents. Over 85.0% of exports go to the U.S.A. and Canada. As follows is a table showing the distribution of MODELO's export sales volume:

Destination of Exports	%
U.S.A. and Canada	87.9
Europe	6.3
Asia and Oceania	3.7
Latin America	2.1
Total	**100.0**

Information by segment for MODELO is shown in Note 15 to the Audited Financial Statements presented in point 7 of this document.

United States of America Market

The table below lists the brands of beers imported to the U.S.A., in thousands of cases:

RANKING	BRAND	SALES 2006 E	SALES 2005	INCREASE IN VOLUME
1	Corona Extra	113,350	107,275	5.7%
2	Heineken	68,790	64,530	6.6%
3	Modelo Especial	19,575	14,845	31.9%
4	Tecate	17,480	15,800	10.6%
5	Guinness	12,725	12,065	5.5%
6	Labatt Blue	12,500	13,315	(6.1%)
7	Corona Light	10,990	9,815	12.0%
8	Amstel Light	8,900	9,830	(9.5%)
9	Beck's	7,650	7,410	3.2%
10	Heineken Premium Light	7,520	N.D.	N.A.
16	Pacífico	5,055	4,440	13.9%
20	Negra Modelo	3,190	2,830	12.7%

E: Estimate
Source: Impact Databank

For ten consecutive years, Corona Extra has been the largest selling imported beer in the United States. It is also ranked number one in Canada. The number one position in the U.S. market was attained after having been ranked second in sales among the 450 brands sold worldwide for ten years.

During fiscal 2006, Corona Extra achieved an estimated market share of 29.1% among imported beers in the U.S.A.

MODELO also has four brands among the twenty largest selling imported beers in the U.S.A., both of which show two-digit growth rates.

The Corona Extra brand is not only ranked number one among imported beers in the United States and Canada, but it has also been positioned as one of the ten largest selling beers in the U.S. market, including domestic brands. It is ranked in fifth place in 2006 according to estimates by Beer Marketers Insights.

In 2006, the Modelo Especial brand was ranked third among imported beers to the U.S.A., advancing by one position.

The most important products sold in the U.S.A. are Corona Extra, Modelo Especial, Corona Light, Pacífico and Negra Modelo, where it is preferably sold in capped bottles. This means that a majority of sales on this important market are for home consumption, and to a lesser extent, for restaurants, bars and other establishments.

In Europe, the growth rates registered over the past few years have made it possible for sales in this region to represent over 6.3% of the total export combination. MODELO is ranked number one in the category of bottled beer from non-European countries; and it has increased its volume by double-digit growth rates during the year. The favorable behavior of sales in Asia, Latin America and Oceania, as well as sales on the African Continent, has contributed to giving MODELO a high ranking in the over 150 countries in which it has a presence. Total exports to countries other than the U.S.A. and Canada accounted for 12.1% of MODELO's entire export volume in 2006.

MODELO competes with the largest, most prestigious beer companies and brands at the international level. Corona Extra is positioned as the fourth largest selling beer in the world at year end 2006 (date of the latest report published).

10 Top-ranked Brands of Beer in the World
In Millions of Barrels (Output)

RANKING	BRAND	2006 E	% Change
1	Bud Light	39.3	4.5%
2	Budweiser	34.6	(2.5%)
3	Skol	27.9	2.5%
4	Snow	24.5	91.9%
5	**Corona**	**20.6**	4.5%
6	Brahma	20.0	5.0%
7	Heineken	18.2	6.9%
8	Miller Lite	16.5	(0.1%)
9	Coors Light	15.0	1.9%
10	Asahi Super Dry	13.5	(1.1%)
TOTAL		**230.1**	7.7%

Source: Impact Databank
E: Estimate

ix) Corporate Structure

Grupo Modelo is a holding company that was established on November 21, 1991, the principal asset of which is a majority share of 76.75% in the capital of the sub-holding company entitled Diblo, S.A. de C.V. The Company's activities include acquisition and holding of property and investment in shares of subsidiaries, which are chiefly engaged in beer production, distribution and sale in Mexico and abroad. In terms of activity and stockholders' equity, the most important subsidiaries of Diblo, S.A. de C.V. are:

Principal Subsidiaries at December 31, 2006:

<u>Activity and Company</u>	<u>% of MODELO's Shareholdings</u>
Beer Manufacturers:	
Cervecería Modelo, S.A. de C.V.	100
Compañía Cervecera de Zacatecas, S.A. de C.V.	100
Compañía Cervecera del Trópico, S.A. de C.V.	100
Cervecería Modelo de Guadalajara, S.A. de C.V	100
Cervecería Modelo del Noroeste, S.A. de C.V.	100
Cervecería Modelo de Torreón, S.A. de C.V.	100
Cervecería del Pacífico, S.A. de C.V.	100
Compañía Cervecera de Coahuila, S.A. de C.V.	100
Processing of barley to malt:	
Cebadas y Maltas, S.A. de C.V.	100
GModelo Agriculture, Inc.	100
Extractos y Maltas, S.A. de C.V.	98
Machinery Manufacturers:	
Inamex de Cerveza y Malta, S.A. de C.V.	100

Screw cap and can manufacturer:

Envases y Tapas Modelo, S.A. de C.V.	100

Beer and other Products Distribution Agencies:

Las Cervezas Modelo en el Pacífico, S.A. de C.V.	100
Las Cervezas Modelo del Noreste, S.A. de C.V.	100
Las Cervezas Modelo en Morelos, S.A. de C.V.	100
Las Cervezas Modelo del Sureste, S.A. de C.V.	100
Las Cervezas Modelo en San Luis Potosí, S.A. de C.V.	100
Distribuidora de Cervezas Modelo en Chihuahua, S.A. de C.V.	100
Las Cervezas Modelo del Altiplano, S.A. de C.V.	100
Las Cervezas Modelo en Baja California, S.A. de C.V.	100
Las Cervezas Modelo en Guerrero, S.A. de C.V.	100
Las Cervezas Modelo en Michoacan, S.A. de C.V.	100
Las Cervezas Modelo del Bajío, S.A. de C.V.	100
Las Cervezas Modelo del Centro, S.A. de C.V.	100
Las Cervezas Modelo del Occidente, S.A. de C.V.	100
Distribuidora de Cervezas Modelo en el Norte, S.A. de C.V.	100
Las Cervezas Modelo del Estado de México, S.A. de C.V.	100

Holding Company of Distributors of Beer and other Products Abroad:

GModelo Corporation, Inc.	100
Procermex, Inc.	100
GModelo Europa, S.A.U.	100
Eurocermex, S.A.	100

The new company, Crown Imports, LLC., established as a joint venture between Grupo Modelo and Barton Beers, is a subsidiary of Gmodelo Corporation, Inc.

Principal Affiliates and Subsidiaries not Consolidated

Holding Company of glass bottle manufacturers:

Dirección de Fábricas, S.A. de C.V.	41

Investments in subsidiaries and affiliates provide MODELO with broad vertical integration in its main corporate purpose of beer production, distribution and sales.

x) Description of Principal Assets

The following table shows a list of the properties owned by MODELO at December 31, 2006:

Operations

Company	Asset	Location	Activity
Cervecería Modelo, S.A. de C.V.	Brewery	Mexico City, D.F.	Beer production
Cervecería Modelo de Guadalajara, S.A. de C.V.	Brewery	Guadalajara, Jal.	Beer production
Compañia Cervecera del Trópico, S.A. de C.V.	Brewery	Tuxtepec, Oax.	Beer production
Cervecería del Pacifico, S.A. de C.V.	Brewery	Mazatlán Sin.	Beer production
Cervecería Modelo de Torreón, S.A. de C.V.	Brewery	Torreón, Coah.	Beer production
Cervecería Modelo del Noroeste, S.A. de C.V.	Brewery	Cd. Obregón, Son.	Beer production
Compañia Cervecera de Zacatecas, S.A. de C.V.	Brewery	Calera de Víctor Rosales, Zac.	Beer production
Inamex de Cerveza y Malta, S.A. de C.V.	Factory	Cuautlalpan, State of Mex.	Machinery and equipment manufacture
Cebadas y Maltas, S.A. de C.V.	Malt plant	Calpulalpan, Tlax.	Malt production
Extractos y Maltas, S.A.	Malt plant	Mexico City, D.F.	Malt production

The total capacity of MODELO is currently 60.0 million Hectoliters, distributed as follows:

Plant	Installed capacity (thousands of Hectoliters)
Cervecería Modelo, S.A. de C.V.	11,100
Compañia Cervecera de Zacatecas, S.A. de C.V.	20,000
Compañía Cervecera del Trópico, S.A. de C.V.	16,000
Cervecería Modelo de Guadalajara, S.A. de C.V.	5,050
Cervecería Modelo del Noroeste, S.A. de C.V.	3,000
Cervecería Modelo de Torreón, S.A. de C.V.	2,850
Cervecería del Pacífico, S.A. de C.V.	2,000
TOTAL	**60,000**

In 2006, work began on construction of MODELO's eighth brewery, which will be located in Piedras Negras, Coahuila, with a capacity of 10.0 million Hectoliters. It is anticipated that this new plant will begin its operations in the year 2010, adding 16% to the current installed capacity.

All the fixed assets required for beer production are owned by the respective companies.

The machinery and equipment used by MODELO, depending on their type and use, have a useful life ranging between 15 and 25 years. The cooling towers, which have a useful life of 15 years, are one example; while the silos for grain storage have a useful life of 25 years. There is also equipment such as the Unitanks for fermentation and repose, the Boiling House for beer production, boilers and turbines, which have an average useful life of 20 years. Buildings have a useful life of 40 years.

Sales

To meet growing demand on the domestic market, the very strong MODELO distribution network has the property required to store and distribute beer, bringing the product daily to the thousands of points of sale in the Mexican Republic.

These market features have been addressed thanks to a broad distribution network, in which transportation equipment plays an outstanding role. At end of last year, MODELO had approximately 9,459 vehicles to service the domestic market. The different types of vehicles used include truck tractors, trailers, delivery trucks, light pick-up trucks, hoists and automobiles for supervision purposes.

Insurance

MODELO has fire, earthquake, theft and accident insurance on its plants, warehouses and offices; it also has insurance against losses and contingencies for cash handling and merchandise transport, as well as transport vehicles. MODELO believes that the insurance policies it has adequately covers the risk levels on its property, in accordance with industry standards.

Expansion and Investments in Future Projects

The leadership position of MODELO is based on an ongoing investment strategy, both to modernize its current plants and to build new ones or expand existing ones. In line with this strategy, the goal has been set and met to reach an Installed Capacity 60.0 million Hectoliters in the year 2007. The significant sums invested make it possible to cater to growing demand on the Mexican market and the exports to over 150 countries. Over the past three fiscal years, the most important investments have been made in the Tuxtepec Beer Plant and in the Malt Plant in Idaho Falls; as well as in distribution infrastructure.

Over the upcoming few years, the most significant investment will be the new plant in Piedras Negras, Coahuila, which will have an installed capacity of 10.0 million Hectoliters and will require an investment of US $520 million and will be funded with company funds. Over the next five years, MODELO will invest between US $170 and 200 million in implementing an ERP (Enterprise Resource Planning) system.

Investment in the Zacatecas Plant (Compañía Cervecera de Zacatecas, S.A. de C.V.)

In 1994, MODELO began construction of its most modern beer plant, in the state of Zacatecas. Toward the end of fiscal year 2003, the final stage was completed on this important project, the investment of which represented a total of US $840 million; and a total Installed Capacity of 20.0 million Hectoliters.

Investment in the Tuxtepec Plant (Compañía Cervecera del Trópico, S.A. de C.V.)

At the end of 1999, the Board of Directors of Grupo Modelo authorized expansion of the Installed Capacity of this plant from 8.0 to 16.0 million Hectoliters. This project was scheduled to be completed in 2006. The total for this investment was of US $470 million.

Other Investments

In 2003, funds were invested as a result of the partnership entered into with John I. Hass, the number one Hops producer in the world; and construction continued on the Malt Plant in Idaho Falls.

In 2004, MODELO acquired 72.0% of the common stock of Extractos y Maltas, S.A. de C.V., a malt-processing plant, with an Installed Capacity of 90,000 metric tons of malt annually. With this purchase, its share reached 98.0% of the company and it became another subsidiary consolidated for tax purposes in the financial statements, starting in 2004.

In fiscal year 2005, construction was completed on MODELO's fourth Malt Plant, in Idaho Falls, Idaho, with a capacity of 100,000 tons of malt a year.

MODELO invests on a regular basis in renovating machinery and equipment at all its breweries and in restructuring its distribution operations. This had made it possible to consolidate distribution centers and routes, which is in turn translated into savings and efficiency in the manner in which its product is made available in the right place at the right time.

MODELO continues with its investment strategy; and in 2006 a total of Mx. Ps. $4,469 million were invested, distributed as follows:

Investment	2006	
	Millions of Mexican pesos	%
Compañía Cervecera del Trópico, S.A. de C.V.	$ 505	11.3
Breweries and other factories	2,105	47.1
Sales	1,859	41.6
TOTAL	**$ 4,469**	**100.0**

Capital Investments
(Fixed Assets and Shares)
(millions of Mexican pesos)

	2006	2005	2004
Investments in Fixed Assets and Shares	$4,469	$4,190	$5,462

Technology.

Inamex de Cerveza y Malta, S.A. de C.V. ("Inamex", a subsidiary) provides machinery to MODELO's plants, for which it receives consulting services from two companies: a German company, Ziemann, and an Italian company, Simonazzi SPA ("Simonazzi"). Prior to 1980, when Inamex began its operations, MODELO imported all of its machinery.

The tasks to strengthen MODELO's systems infrastructure have been reinforced to achieve greater administrative and operational efficiency.

The use of TPV's has allowed for automation of the processes that consolidate information regarding consumer preferences and the needs of the existing target public in the country, further improving the quality and service that have always characterized MODELO.

Ongoing investment in technology facilitates securement of increased, improved information pertaining to the needs of the market and allows a high level of integration of internal systems to maintain and increase coordination among breweries, distribution centers and the various points of sale.

MODELO has focused on continuing to provide the best technological tools to its sales force. PTV's not only provide support to the pre-sale and traditional selling process, but are essential for collecting statistical information that allows the commercial departments to know more about the customers and the products that they sell. This technology enables the company to determine an appropriate mix per brand, presentation, and price, and to respond to constant changes in the habits and customs of consumers.

During fiscal year 2006, new technological tools were implemented that allow the company to improve and develop planning processes for demand, production and distribution to achieve the right synchronization in the supply chain with timely information. Thus the service provided to distribution channels improved significantly, optimizing inventory levels, increasing the use of assets and cutting costs.

Over the next five years, MODELO will make important investments in implementing an ERP (Enterprise Resource Planning) system.

xi) Judicial, Administrative-law or Arbitration Proceedings

In 2006 and at the date of drafting of this report, there have been no legal, administrative-law or arbitration proceedings that would have a significant impact on MODELO's financial results.

At present, MODELO is a party in various legal and administrative-law procedures stemming from its normal course of business. MODELO's officers and legal counsel believe that the aforementioned legal procedures will be resolved in favor of MODELO's interests. Notwithstanding the foregoing, it is believed that in the event the rulings handed down in these matters are unfavorable for MODELO, either individually or jointly, they would not involve an important adverse effect on its financial results.

Arbitration Proceedings

On March 8, 2006, the International Court of Arbitration gave notice of the favorable ruling for MODELO with respect to the arbitration proceedings that began on March 8, 2004 by The Gambrinus Company. The arbitration ruling acknowledges the validity of the termination clause provided for in the import agreement dated November 22, 1996; therefore this agreement expired on December 31, 2006.

Procedures before the Federal Anti-trust Commission

In September 2004, the Federal Anti-trust Commission *(*Comisión Federal de Competencia) began an investigation following charges against the Mexican beer industry concerning possible monopolistic practices involving exclusivity agreements. On November 9, 2005, the Federal Anti-trust Commission sent to Grupo Modelo an official letter of presumed responsibility due to the alleged commission of relative monopolistic practices.

In August 2006, the Federal Anti-Trust Commission notified MODELO of its ruling issued under File No. DE-25-2004-II for the alleged commission of anti-trust practices arising from the exclusive rights agreements at sites where beer in sold in closed bottles. It ordered the suspension of these practices. MODELO filed an appeal against this decision, through a motion for reconsideration; and on January 10, 2007, the company received notice whereby the Federal Anti-Trust Commission ruled to revoke its prior decision and to close the respective file.

xii) Shares Representing Capital Stock

The subscribed, paid-in capital of Grupo Modelo totals Mx. Ps. $2,839,652,300.00 (two billion eight hundred thirty-nine million six hundred fifty-two thousand three hundred Mexican pesos and 00/100.), historic value.

The capital stock of Grupo Modelo is comprised of 3,251,759,632 (three billion two hundred fifty-one million seven hundred fifty-nine thousand six hundred thirty-two) shares, with no par value, distributed among the following series and classes:

Series and Class	Fixed Portion	Variable Portion	%	% with voting rights
A, class I	1,459,389,728		44.9%	56.1%
B, class II		1,142,017,984	35.1%	43.9%
C, class II		650,351,920	20.0%	
Subtotal	**1,459,389,728**	**1,792,369,904**		
Total		**3,251,759,632**	**100.0%**	**100.0%**

The features of each one of the series are described in the Articles of Incorporation and Bylaws of Grupo Modelo, which provide for the following:

Series "A"

Series "A" shares are comprised of common shares with voting rights, which may consist of both Class I and Class II. These shares must at all times represent at least 56.10% of all shares with voting rights in which capital stock is divided, regardless of whether capital stock is comprised only of shares of the minimum fixed portion of common stock or by shares of both the minimum fixed and variable portions of capital stock. Series "A" shares have no ownership restrictions and may be acquired by Mexicans and/or foreigners.

Series "B"

Series "B" shares are comprised of common stock with full voting rights, which correspond to Class II, representing the variable portion of capital stock. These shares may at no time represent over 43.90% of total shares with full voting rights in which the capital stock is divided. Series "B" shares are freely subscribed; thus they may be purchased or subscribed by Mexicans and/or foreigners.

Series "C"

Series "C" shares are comprised of common stock without voting rights, which correspond to Class II, representing the variable portion of capital stock. These shares may at no time represent over 20% of the total shares in which the capital stock is divided. Series "C" shares shall be freely subscribed; thus they may be purchased or subscribed by Mexicans or foreigners.

To date there are no shares representing the fixed and/or variable portions of capital stock that are not fully paid.

No share whatsoever of capital stock has been paid in kind.

As a result of amendments to the Articles of Incorporation and Bylaws of Grupo Modelo, Series "A" shares representing the common stock of Grupo Modelo no longer have ownership restrictions. The other two Series continue to be open to both Mexicans and foreigners. With regard to other aspects, stockholders' rights have not been altered in the past three fiscal years.

Over the past three fiscal years, there have been no capital increases, issue of new shares or public offering in any market whatsoever.

xiii) Dividends

Payment of dividends has been declared annually by the Regular Stockholders' Meeting that approves the results for the year recently concluded. The dividends declared are listed as follows and are stated in nominal Mexican pesos at the date declared.

The Regular Stockholders' Meeting held on April 18, 2005 declared payment of a cash dividend at the rate of Mx. Ps. $1.05 for each outstanding share, for a total of Mx. Ps. $3,414,347,613.60. This dividend represented 55.2% of net profits for fiscal 2004; and a 23.2% increase in real terms over the sum paid in 2004. The dividend was available to stockholders in a single payment, as of April 25, 2005, against coupon No. 13.

The Regular Stockholders' Meeting held on April 24, 2006 declared payment of a cash dividend at the rate of Mx. Ps. $1.25 for each one of the 3,251,759,632 outstanding shares, for a total of Mx. Ps. $4,064,699,540.00. This dividend represented a 19.0% increase in real terms over the sum paid the year before, and 55.7% of the Net Profit of Majority stockholders for fiscal 2005. The dividend was paid as of April 28, 2005, against delivery of coupon No. 14.

The Regular Stockholders' Meeting held on April 23, 2007 declared payment of a cash dividend for Mx. Ps. $6,763´660,034.56.00, at the rate of Mx. Ps. $2.08 for each one of the 3,251´759,632 shares outstanding. The amount of the dividend was increased by 66.4% in nominal terms with respect to the prior year and represented 78.0% of the Net Income of Majority Stockholders in 2006. The payment was made starting on April 30, 2007, against delivery of coupon number 1 (Issue 2007).

Dividends paid, in terms of Mexican pesos of purchasing power, for the past three fiscal years are as follows:

Year Paid	Dividend per Share
1994	$0.08
1995	$0.10
1996	$0.10
1997	$0.13
1998	$0.63
1999	$0.02
2000	$0.29
2001	$0.15
2002	$0.41
2003	$0.62
2004	$0.95
2005	$1.11
2006	$1.29
2007	$2.08

Note: Amounts are stated in purchasing power of December 31, 2006; except for 2007, which is stated in Mexican pesos of purchasing power of April 2007, adjusted for splits.

Dividend Policy

Pursuant to the agreements entered into between holders of Series "A" and Series "B" shares of the common stock of Grupo Modelo, every year the stockholders of Grupo Modelo are presented with a proposal for an annual dividend equal to the free cash flows for the immediately preceding fiscal year. For this purpose, "free cash flows" are defined as the entire net income of the majority stockholders of Grupo Modelo, plus depreciation and amortization, plus/minus working capital entries, less investments in fixed assets, less payments on the principal if there is any debt.

Holders of the aforementioned Series "A" and Series "B" shares may change the dividend policy at any time.

3. FINANCIAL INFORMATION

a) SELECTED FINANCIAL INFORMATION

(Amounts stated in millions of Mexican pesos of purchasing power of December 31, 2006, except per share and financial ratio data)

ITEM	2006	2005	2004
BEER SALES –Millions of Hectoliters-			
Domestic Market	33.45	31.80	30.59
Export Market	15.89	13.74	12.23
Total Market	49.34	45.54	42.82
STATEMENT OF INCOME			
SALES – NET	$ 56,828	$ 51,559	$ 48,185
GROSS INCOME	$ 31,189	$ 27,861	$ 27,139
INCOME FROM OPERATIONS	$ 16,250	$ 14,331	$ 14,139
INCOME BEFORE TAXES AND EMPLOYEE STATUTORY PROFIT-SHARING	$ 17,350	$ 15,240	$ 14,553
CONSOLIDATED NET INCOME	$ 11,312	$ 9,888	$ 8,717
NET INCOME OF MAJORITY STOCKHOLDERS	$ 8,672	$ 7,587	$ 6,648
EBITDA	$ 18,554	$ 16,458	$ 16,043
FINANCIAL POSITION			
WORKING CAPITAL	$ 28,327	$ 25,195	$ 22,498
PROPERTY, PLANT AND EQUIPMENT (NET)	$ 49,196	$ 47,656	$ 46,010
TOTAL ASSETS	$ 90,746	$ 83,535	$ 78,991
DEFERRED INCOME TAX	$ 8,061	$ 7,907	$ 8,348
LIABILITIES WITH COST	0	0	0
LONG-TERM DEBT	0	0	0
TOTAL LIABILITIES	$ 14,259	$ 12,663	$ 13,605
MAJORITY STOCKHOLDERS' EQUITY	$ 58,787	$ 54,488	$ 50,240
INVESTMENTS IN FIXED ASSETS	$ 4,469	$ 4,190	$ 4,624

PER SHARE DATA

Number of Outstanding Shares (millions)	3,252	3,252	3,252
Per Share Income	$2.67	$2.33	$2.04
Per Share Book Value	$ 18.1	$16.8	$15.5
EBITDA per Share	$ 5.71	$ 5.06	$ 4.93
Per Share Dividend	$ 1.29	$ 1.11	$ 0.95

FINANCIAL RATIOS	2006	2005	2004
Liquidity	5.6	6.3	5.9
Total Liabilities / Total Assets	15.7%	15.2%	17.2%
Total Liabilities / Stockholders' Equity	0.19	0.18	0.23
Stockholders' Return	14.8%	13.9%	13.2%
Debt with Cost	0	0	0
Inventory Turnover (times)	3.82	3.95	3.70
Accounts Payable Turnover (days)	43	25	19
Accounts Receivable Turnover (days)	17	13	9

b) FINANCIAL INFORMATION BY BUSINESS LINE, GEOGRAPHICAL REGION AND EXPORT SALES

Information by segment is shown in Note 15 to the Audited Financial Statements presented in point 7 of this document.

c) REPORT ON RELEVANT LOANS

At December 31, 2006, MODELO's credit is limited to credit with suppliers, employee statutory profit-sharing, sundry creditors, excise tax (IEPS) payable and deferred income tax and employee statutory profit-sharing.

A total of 56.5% of liabilities was represented by deferred employee statutory profit-sharing, which is analyzed in Note 12 – c) to the Audited Financial Statements presented in point 7 of this annual report.

d) MANAGEMENT COMMENTS AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL POSITION OF MODELO

Thus following analysis must be read in conjunction with the Consolidated Financial Statements and Notes of MODELO.

The financial statements of MODELO have been prepared in accordance with accounting principles generally accepted in Mexico. Starting on January 1, 2007, the provisions of the new Financial Information Standards (NIF), issued by the Mexican Council for Research and Development of Financial Standards (CINIF), went into effect. It is considered that these standards will not have a significant impact on MODELO's financial information.

Amounts in the financial statements and notes, as well as those included in this analysis, have been restated to Mexican pesos of purchasing power of December 31, 2006.

It is important to mention that in 2007 the financial statements of Grupo Modelo will reflect consolidation of the results of Crown Imports, LLC, the exclusive importer of MODELO's products in the U.S.A. as of January 2007. Further, starting in January 2007, the portfolio of imported brands will be included in beer volume and sales for the domestic market. In the past, revenues from imported brands were recorded in other revenues generated by normal activities.

i) Income from Operations

	RESULTS		RESULTS
Increase in Net Sales	10.2%	Increase in Income from Operations	13.4%
Decrease in Cost / Sales	85 points	Increase in EBITDA	12.7%
Increase in Expenses / Sales	5 points	Increase in Net Income of Majority Stockholders	14.3%

Beer Sales

Beer sales volume in 2006 totaled 49.3 million Hectoliters, which represented an increase of 8.3% over the year before. In Mexico, sales rose by 5.2%, fostered by increased consumption during the year. Further, sales of beer abroad increased 15.7% due chiefly to strong demand in North America, Europe, Oceania and Latin America.

(Amounts in millions of Hectoliters)

Beer Sales	2006	2005	Increase
Domestic	33.453	31.806	5.2%
Export	15.888	13.737	15.7%
Total	**49.341**	**45.543**	**8.3%**

Net Sales

In 2006, net sales registered an increase of 10.2% compared to the year before, to be placed at Mx. Ps. $56,828 million.

On the Mexican market, MODELO increased prices by region, channel, brand and packaging, with an average price hike in line with inflation. At year-end, the average price per Hectoliter was 0.7% higher in real terms, compared to 2005, due to the practice of revenue management. The combination of solid volumes and prices gave rise to a growth rate of 5.9% in domestic sales.

Sales on the export market rose by 15.6% in Mexican pesos and 19.1% in US dollars. The foregoing reflected a stable average price per Hectoliter in Mexican pesos, while in terms of US dollars the price per Hectoliter was 2.9% higher.

Net Sales	2006	2005	Increase
Domestic	33,071	31,230	5.9%
Export	16,725	14,473	15.6%
Other Income	7,032	5,856	20.1%
Total	56,828	51,559	10.2%

(million pesos)

Other Revenues

Other revenues grew by 20.1% with respect to 2005, reaching the amount of Ms. Ps. $7,032 million. This amount includes revenues not generated by beer sales, such as royalties and sales of carbonated beverages, wine, foods and other products sold through the convenience store chain owned by MODELO; income from sports teams property of MODELO, and sales of the Anheuser-Busch beers imported and distributed in Mexico by MODELO.

Cost of Sales

In 2006, cost of sales increased by 8.2%, to Mx. Ps. $25,639 million, mainly as a result of a larger percentage of non-returnable packaging in the sales blend. Nonetheless, due to several initiatives implemented by MODELO during the course of the year, the cost per Hectoliter remained stable and the cost of sales as a percentage of net sales fell from 46.0% in 2005 to 45.1% in 2006.

Gross Profit

Net gross income for the year reached Mx. Ps. $31,189 million, which represents a rise of 11.9% over 2005. As a result of cost efficiency the gross margin increased 90 points, based on 54.9% in 2006

Operating Expenses

At year-end 2006, operating expenses represented 26.3% of net sales, remaining stable compared to the 26.2% registered in 2005. This includes increased support to advertising and marketing in Mexico and abroad, as well as expenses incurred as part of restructuring and expansion of the Extra convenience store chain. The total expense per Hectoliter rose by 1.9% during the year 2006.

Income from Operations

During the year 2006, operating income increased by 13.4%, reaching Mx. Ps. $16,250 million. Therefore the operating margin reached 28.6%, which represented a gain of 80 points with respect to the prior year.

Depreciation and Amortization

Amounts charged for depreciation and amortization totaled Mx. Ps. $2,833 million, for an 11.8% increase over 2005. This amount reflects installation of new equipment and ongoing modernization of assets throughout the entire organization.

Comprehensive Financing Income

The comprehensive financing result registered a gain of Mx. Ps. $429 million, compared to the Mx. Ps. $645 million shown in 2005. The decrease mainly reflects the effects of higher inflation during the year and lower interest rates.

Taxes

The effective rate in 2006, including employee statutory profit-sharing, was 34.8%, compared to 35.1% for the year before. The change was mainly the result of a lower corporate tax rate and deferred tax movements.

Net Income of Majority Stockholders

Net income of majority stockholders rose by 14.3% compared to the year before; increasing from Mx. Ps. $7,587 million to $8,672 million. This amount is mainly reflects the increase in operating income as well as a lower tax rate.

ii) Financial Position, Liquidity and Capital Resources

Financial Position

At the close of fiscal 2006, the current assets of MODELO totaled Mx. Ps. $34,525 million, for an increase of 15.4%; while total assets grew by 8.6%, reaching Ms. Ps. $90,746 million. Cash and cash equivalents totaled Mx. Ps. $22,093 million, for an increase of 20.4%; and were invest mainly in short-term fixed-income instruments in Mexican pesos. Inventories reached a sum of Mx. Ps. $6,710 million, which represented 7.4% of total assets. MODELO maintained its practice of not incurring debt and total liabilities at year-end represented 15.7% of total assets. In 2006, long-term debt, comprised entirely of deferred taxes, totaled Mx. Ps. $8,061 million. Current liabilities represented 43.5% of total liabilities.

Capital Investments

MODELO invested Mx. Ps. $4,469 million in generation of cash flow in modernization and expansion. Funds were allocated as follows:

Investment	2006	
	Million pesos	**%**
Compañía Cervecera del Trópico, S.A. de C.V.	$ 505	11.3
Breweries and other factories	$ 2,105	47.1
Sales	$ 1,859	41.6
TOTAL	**$ 4,469**	**100.0**

Dividends

In accordance with agreements executed between holders of Series "A" and Series "B" of capital stock of Grupo Modelo, a proposal is submitted to Grupo Modelo's stockholders each year for payment of an annual dividend equal to the cash-free flows for the immediately preceding year. For the aforementioned purposes, "cash-free flows" represent the total net profit of majority stockholders of Grupo Modelo, plus depreciation and amortization, plus/minus movements in working capital, less investments in fixed assets, less payment of the principal, in the event of debt.

In April 2006, payment of a cash dividend was declared by Grupo Modelo for $4,065 million in real pesos, at the rate of Mx. Ps. $1.25 for each outstanding share. This dividend increased 19.0% in real terms over the sum paid on 2005. This dividend was paid against delivery of coupon No. 14 of shares beginning on April 28. In another vein, Anheuser-Busch received a dividend of Mx. Ps. $1,230 million from Diblo, S.A. de C.V., for the share of 23.25% that is holds in this company.

On April 23, 2007, payment of a cash dividend was declared for $6,764 million in real pesos, at the rate of Mx. Ps. $2.08 for each outstanding share. This dividend increased 66.4% in real terms over the prior year representing 78.0% of Net Profit of Majority Stockholders in 2006. In another vein, Anheuser-Busch received a dividend of Mx. Ps. $2,049 million from Diblo, S.A. de C.V., for the share of 23.25% that is holds in this company.

Liquidity Sources

MODELO's only source of liquidity is the cash flow generated by its operations. Thus, during the past three fiscal years, the following cash flow has been generated, compared against allocation in two significant entries: capital investments and dividend payments:

(Amounts in millions of Mexican pesos of purchasing power of December 31, 2006)

Item	2006	2005	2004
Consolidated income before extraordinary items	$11,312	$ 9,888	$ 8,716
Items that did not require resources	2,767	2,306	3,193
Resources generated by changes in working capital	(311)	(1,485)	(998)
Resources generated by operating activities	**13,768**	**10,709**	**10,911**
Capital investments	4,974	4,509	4,849
Payment of dividends to majority and minority stockholders	5,455	4,777	2,464
Acquisition of minority stockholders' interest	26	6	164
Total investments and dividends paid	**10,455**	**9,292**	**7,477**
Other resources (used in) generated	(1)	(110)	(113)
Increase (decrease) in cash and securities	**3,744**	**1,307**	**3,321**
Balance at beginning of year	**18,348**	**17,041**	**13,706**
Cash from incorporated subsidiary	432	0	14
Balance at end of year	**$22,092**	**$18,348**	**$17,041**

Credit Lines Available

MODELO does not have any credit lines open.

Policies Governing the Treasury

MODELO invests its cash excesses in instruments issued by the Federal Government and/or private companies with a high credit rating, through prestigious Financial Groups.

At December 31, 2006, there were open exchange hedge positions for 2007 and 2008 for an underlying value of US $416 million and a market value of Mx. Ps. $52.7 million, while there were 8.99 natural gas contracts, taking into consideration that each contract in turn represents 10,000 MBTU's (Millions British Thermal Unit, one of the gauges for measuring gas consumption). These contracts represent 89,900 MBTU's as the underlying value for 2007, with a market value of Mx. Ps. $4.5 million.

The statement of income for fiscal 2006 recorded earnings for Mx. Ps. $34.8 million with respect to exchange hedges and a loss of Mx. Ps. $8.7 million for natural gas contracts.

Currencies in which the Group holds temporary investments

MODELO invests its treasury surpluses in Mexican pesos or foreign currencies, depending on interest rates in Mexico and abroad.

Significant investments committed, to be carried out subsequent to year end 2006

Over the upcoming three years, the most ambitious project will be the new brewery in Piedras Negras, Coahuila, which will have a capacity of 10.0 million Hectoliters; and will call for an investment of US $520 million, which will be funded with the Group's own resources. Over the next five years, MODELO will make investments that are estimated at between US $170 to 200 million in implementing an ERP (Enterprise Resource Planning) system, which will also be funded with the resources generated by business operations.

Significant Tax Liabilities or Debts at the last fiscal year end

MODELO only has fiscal liabilities for the past fiscal year and it is up to date in its payments.

MODELO does not carry out significant transactions that are not recorded in the balance sheet or statement of income.

iii) Internal Control

MODELO has an internal control system consisting of a series of policies and procedures established based on its organization structure, functions of the Board of Directors and its Committees, assignment of authority and responsibility, supervision and monitoring of compliance with policies and procedures, including the internal audit function, employee practices and policies, external influence with an impact on the operations and practices of MODELO and the accounting system, which includes the methods and records put in place to identify, compile, analyze, classify, record and generate quantitative information on the transactions carried out.

In addition, MODELO closely monitors the report submitted in writing by the independent auditors when they begin their audit work every year on the weaknesses or distortions related to the internal control system.

The Audit Committee provides Grupo Modelo with great support in the area of *internal control*; this committee performed the following tasks during fiscal year 2006:

1. It reviewed, analyzed and approved the significant accounting polices and principles followed by
   Grupo Modelo, in accordance with the information received. It was certified that the accounting policies of Grupo Modelo were not altered in 2006.

2. It reviewed the quarterly consolidated financial statements and guidelines of the reports submitted to the Mexican Securities Exchange.

3. It received and approved the report submitted by the Chief Executive Officer on activities for the fiscal year ended December 31, 2006; and the favorable opinion on this report was submitted to the consideration of the Board of Directors, for subsequent presentation to the Stockholders' Meeting.

4. The Committee received a report from independent auditors on results of the independent audit performed at December 31, 2006, with an unqualified opinion and no observations, which underscored the *cooperation* obtained from all the departments in completing this task.

5. The Committee evaluated the work of both the firm rendering the audit service, PricewaterhouseCoopers, S.C., and its fees, which were approved; as well as that of José Salazar Tapia, C.P.A., which was considered satisfactory. Further, the Independent Auditor confirmed its independence.

6. The additional or supplementary services to the audit services rendered by the Independent Auditor were reviewed and approved, as well as compensation for said services with respect to the amount paid for the audit services.

7. The opinions of the officers of Grupo Modelo were taken into consideration in preparing the report submitted by the Audit Committee to the Board of Directors, although there were no discrepancies of opinions among them.

8. Based on the Independent Auditor's Report, in its opinion the financial statements of Grupo Modelo with amounts at December 31, 2006, are adequate and sufficient; and therefore they present accurately, fairly and reasonable the financial position of Grupo Modelo. Thus it was proposed to the Board of Directors that they be approved and submitted to the Stockholders' Meeting for its final approval.

9. Likewise, a review was performed of the status of the internal control system and internal auditing of the corporation and of its held companies, significant characteristics of the assessments in its reports and the review program fulfilled during the fiscal year. Results were considered to be satisfactory and the review was approved.

10. The internal audit program for the current year was authorized and a report was received on the activities carried out to date, which was also approved.

11. Up until the date on which it was the responsibility of the Audit Committee, a review was performed of the various transactions with related parties; and a recommendation was made to the Board of Directors to approve it.

12. So as to foresee any potential problems, the Committee asked that Statutory Auditors submit a report on their performance up until the date on which they were in charge in 2006. This report was satisfactory.

All of the aforementioned measures were taken in order to comply with the requirements stipulated in the Law and the duties applicable to the Audit Committee. The opinions of the officers of Grupo Modelo were heard at all time.

e) CRITICAL ACCOUNTING ESTIMATES, PROVISIONS OR RESERVES

MODELO does not have critical accounting estimates issued by Management with regard to an element, heading or account in the Financial Statements that requires MODELO to establish suppositions on highly uncertain matters, to as to ensure that the Financial Statements may not be significantly affected by changes in estimates that might occur.

4. MANAGEMENT

a) INDEPENDENT AUDITORS

The firm PricewaterhouseCoopers acts as Independent Auditors for. MODELO. MODELO has not changed the firm acting as Independent Auditors over the past three years analyzed for purposes of this Annual Report. Nonetheless, during fiscal 2005, Rafael Maya, C.P.A., ceased to act as the person in charge of the audit on behalf of PricewaterhouseCoopers, due to the fact that his term ended, in accordance with the firm's policy and sound corporate practices. He was replaced by José Salazar Tapia, C.P.A.

Appointment and/or dismissal of independent auditors are proposed by Board of Director, with the opinion of the Audit Committee.

The opinion issued by the Independent Auditors on the financial statements was an unqualified opinion. Nor did they refrain from expressing an opinion on any item in particular over the past three years covered by this Annual Report.

In addition to auditing MODELO's Financial Statements, PricewaterhouseCoopers has rendered tax advisory and other services. The total amount of payments made does not represent over 5.0% of the Firm's revenues.

b) TRANSACTIONS WITH RELATED PARTIES AND CONFLICT OF INTEREST

Significant transactions with unconsolidated related parties, which were carried out under market conditions, are analyzed as follows:

(Amounts in thousands of Mexican pesos of purchasing power of December 31, 2006)

Description	2006	2005	2004
Purchases of:			
Containers and packaging	$ 6,842,241	$ 5,502,529	$ 5,236,425
Machinery	**$ 6,844,470**	**$ 5,580,117**	**$ 5,418,694**
Total			
Sales of:			
Recyclable materials	$ 187,639	$ 217,516	$151,957
Machinery and maintenance services	3,801	23,461	4,748
Total	**$ 191,440**	**$ 240,977**	**$ 156,705**

c) ADMINISTRATORS AND STOCKHOLDERS

Board of directors

The current Board of Directors of Grupo Modelo was appointed on April 23, 2007, at a General Ordinary Stockholders' Meeting, and is comprised of nineteen regular board members and their respective alternates, as shown below:

The members of the Board of Directors will remain in their positions even though the term for which they have been appointed has expired; or they have handed in their resignation, for a period of 30 calendar days, in the event no replacement has been appointed or said replacement has not occupied the position; without being subject to the provisions of Article 154 of the General Incorporation and Partnership Law.

BOARD OF DIRECTORS

Lifetime Honorary Chairman
Antonino Fernández Rodríguez

Chairman
Carlos Fernández González

Vice chairwoman
Ma. Asunción Aramburuzabala Larregui

SERIES "A" BOARD MEMBERS

Regular Board Members	***Alternate Board Members***
Antonino Fernández Rodríguez [1, 2]	Luis Manuel Sánchez Carlos
Carlos Fernández González [1]	Laurentino García González
Ma. Asunción Aramburuzabala Larregui [1, 2]	Lucrecia Aramburuzabala Larregui de Fernández
Emilio Carrillo Gamboa [3]	Luis Gerardo Sordo Sordo
Alfonso De Angoitia Noriega [1]	Joaquín Sordo Barba
Luis Fernando Gerardo de la Calle Pardo[3]	Mario Álvarez Yates
Valentín Díez Morodo [1, 2]	Alfonso Cervantes Riba
Luis Javier González Cimadevilla [1]	Juan Sánchez-Navarro Redo
Pablo González Díez [1,2]	Cesáreo González Díez
Jaime Serra Puche [3]	Fernando del Castillo Elorza

SERIES "B" BOARD MEMBERS

Regular Board Members	***Alternate Board Members***
August A. Busch III [1]	John F. Kelly
August A. Busch IV [1]	Robert J. Golden
Mark T. Bobak [1]	Paul B. Powers
Juan Enrique Cintron Patterson [3]	María Cintron Magennis
James R. Jones [3]	Larry D. Bauman
Thomas W. Santel [1]	Mark R. Westfall
Pedro Lotufo Soares [1]	José Antonio Cervantes Cuéllar
Alejandro Martin Strauch Aznarez [1]	Gary L. Rutledge
Claus Werner von Wobeser Hoepfner [3]	Gabriela Salazar Torres

1 Related party
2 Patrimonial
3 Independent

Secretary
Margarita Hugues Vélez

Assistant Secretary
Abdón H. Hernández Martínez

In accordance with the decision of Series "A" shareholders, regular members may only be replaced by their respective alternates. In accordance with the decision of Series "B" shareholders, regular members may be replaced by any of certain alternates elected by Series "B" members.

When its Articles of Incorporation and Bylaws were amended for purposes of adapting them to the new provisions of the Mexican Securities Market Law, Grupo Modelo eliminated the legal concept of the Statutory Auditors.

Procedure whereby board members are appointed

By a separate voting process for each share series.

Participation of Board Members in other companies

Members of the Board of Directors of Grupo Modelo are entrepreneurs with proven competence and prestige. Some of them are board members and/or officers of other corporations:

Antonino Fernández Rodríguez, board member in Daimler-Chrysler and Grupo Financiero Santander Serfin;

Luis Fernando de la Calle Pardo, board member in Consorcio Aeroméxico, Holcim Apasco and partner in the firm of De la Calle, Madrazo, Mancera, S.C.;

Carlos Fernández González, board member in Grupo Televisa, Anheuser-Busch, Emerson Electric and Grupo Financiero Santander Serfin;

Ma. Asunción Aramburuzabala Larregui, board member in Grupo Televisa, América Móvil, Grupo Financiero Banamex;

Emilio Carrillo Gamboa, board member in Holcim Apasco, Empresas ICA, Kimberly Clark de México, San Luis Corporación, Grupo México, Grupo Nacional Provincial, Grupo Posadas, Southern Copper Corporation and The Mexico Fund.

Valentín Diez Morodo, board member in Grupo Financiero Banamex, Acciones y Valores Banamex, Kimberly Clark de México, Grupo MVS Multivisión, Grupo Aeroportuario del Sureste, Alfa, Grupo México, Grupo KUO, Mexichem, Zara México and Telefónica Móviles México.

Luis Javier González Cimadevilla, board member in Grupo Gondi and Transportes Prisa.

Pablo González Díez, board member in Grupo Gondi, Empaques Modernos San Pablo and Dirección de Fábricas;

Alfonso de Angoitia Noriega, board member in Grupo Televisa, SKY, Cablevisión.

Jaime Serra Puche, partner in the Firm of SAI Consultores, and board member in Chiquita Brands International, Inc., Tenaris, The México Fund, Ferromex, Vitro, Grupo Financiero BBVA Bancomer and Rotoplas.

August A. Busch III, board member in Anheuser-Busch Companies, Emerson Electric Co and AT&T;

August A. Busch IV, board member in Anheuser-Busch Companies and Federal Express.

Mark T. Bobak, officer in Anheuser-Busch Companies.

Juan Enrique Cintron Patterson board member in Grupo Industrial Cintron, Coloide Mexicana and Distribuidora Colflocin.

James R. Jones, board member in KeySpan Energy Corporation, Kansas City Southern, St. Louis Rassini and Anheuser-Busch Companies.

Thomas W. Santel, officer in Anheuser-Busch Companies.

Pedro Lotufo Soares, officer in Anheuser-Busch Companies.

Alejandro Martin Strauch Aznarez, board member in CCU Argentina.

Claus von Wobeser Hoepfner, is a partner in the firm Von Wobeser y Sierra, S.C., a member of the Board of Directors and Executive Committee of the Mexican Chapter of the International Chamber of Commerce and Chairman of the Arbitration Commission of this organization.

Compensation to Board Members and Members of the Audit, Corporate Practices and Executive Committees

The Regular Stockholders' Meeting held on April 23, 2007 authorized payment to regular and alternate members of the Board of Directors and of the Audit, Corporate Practices and Executive Committees; and to the Secretary and Assistant Secretary of Grupo Modelo, as compensation for performance of their duties, the cash amount of Mx. Ps. $35,000.00 (thirty-five thousand Mexican pesos and 00/100) for their attendance at each Board of Committee Meeting involved, The aforementioned payments are subject to any tax withholdings applicable.

Principal officers

As follows we list the principal officers, the years of service in MODELO and their titles:

Carlos Fernández González, 17 years
President and Chief Executive Officer

Ernesto Alcalde y Rodríguez, 7 years
Vice-president of Finance and Tax Matters

Victor Manuel Alonso Maltrá, 5 years
Vice-president of Human Resources

Daniel del Río Benitez, 14 years
Vice-president of Operations

Alfredo García Hernández 27 years
Vice-president of Corporate Planning

Margarita Hugues Vélez, 4 years
Legal Vice-president

José Parés Gutiérrez, 13 years
Vice-president of International Affairs

René Saracho Villegas, 31 years
Vice-president of Supplies

Jorge Siegrist Prado, 7 years
Vice-president of Corporate Relations and Communication

Juan José Suárez Coppel
Vice-president of Administration and Finance

Francisco Ruenes Escoto, 30 years
General Director of Domestic Sales

Carlos Uranga Netzker, 3 years
Marketing Director

Compensation to Relevant Officers

The Corporate Practices Committee was established at the Regular and Special Stockholders' Meeting held on December 18, 2006; and it began to meet during fiscal 2007. The duties of this Committee include providing support to the Board of Directors in determining a comprehensive salary for the CEO, as well as preparation and advice on policies for the appointment and comprehensive compensation for the other Officers. The Corporate Practices Committee has been carrying out this activity since the date it began its operations.

Individuals or corporations that own 5.0% or more of common stock with voting rights of Grupo Modelo

Banco Nacional de México, S.A.
1,459'389,728 Series "A" shares
56.1% of shares with voting rights

Anheuser Busch Companies, Inc.
1,142'017,984 Series "B" shares
43.9% of shares with voting rights

There have been no important changes over the past three years with regard to the ownership percentage of major current stockholders.

Intermediate Management Body

Executive Committee

The Executive Committee of Grupo Modelo is an intermediate management body comprised of nine regular members and their respective alternates. Five of these members are appointed by holders of Series "A" shares and the other four by holders of Series "B" shares. All members of the Executive Committee are also members of the Board of Directors.

Grupo Modelo has an Executive Committee comprised of the following persons:

SERIES "A" BOARD MEMBERS

Regular Board Members	Alternate Board Members
Antonino Fernández Rodríguez	Luis Manuel Sánchez Carlos
Carlos Fernández González [(P)]	Pablo González Díez
María Asunción Aramburuzabala Larregui	Lucrecia Aramburuzabala Larregui
Mario Álvarez Yates	Joaquín Sordo Barba
Juan Sánchez-Navarro Redo	Cesáreo González Díez

"B" BOARD MEMBERS

Regular Board Members	Alternate Board Members
August A. Busch IV	Mark T. Bobak
Thomas W. Santel	John F. Kelly
Pedro Lotufo Soares	José Antonio Cervantes Cuellar
Claus Werner von Wobeser Hoepfner	Paul B. Powers.

[(P)] *Chairman.*

In addition, the Board of Directors of Grupo Modelo is assisted by the Audit and Corporate Practices Committees, which are made up of the following independent members:

Audit Committee	
Emilio Carrillo Gamboa	Chairman
Claus Werner von Wobeser	Member
Joaquín Sordo Barba [(EF)]	Member

Corporate Practices Committee	
Luis Fernando de la Calle Pardo	Chairman
Claus Werner von Wobeser Hoepfner	Member
Luis Gerardo Sordo Sordo	Member

(EF) Financial Expert

Audit Committee

The Audit Committee assists the Board of Directors in the performance of the activities assigned to it, pursuant to the Securities Market Law and the Articles of Incorporation and Bylaws in effect.

Corporate Practices Committee

The Corporate Practices Committee assists the Board of Directors in the performance of the activities assigned to it, pursuant to the Securities Market Law and the Articles of Incorporation and Bylaws in effect.

d) ARTICLES OF INCORPORATION AND BYLAWS AND OTHER AGREEMENTS

Authority of the Board of Directors to establish executives' compensation plans

Pursuant to the new Securities Market Law, the Board of Directors has the authority to approve, after having heard the opinion of the Corporate Practices Committee, the comprehensive salary of the CEO and the policies for appointment and compensation of other Officers.

Agreements that have the effect of postponing, preventing, deferring or placing additional restrictions on control changes

With regard to this section, please see the following section entitled *Trusts Limiting the Corporate Rights of Shares*

Trusts limiting the corporate rights of shares

Through a trust deed entered into in June 1993 with Banco Nacional de México, S.A. Institución de Banca Múltiple, as trustee, shareholders of Grupo Modelo transferred to the trustee the Series "A" class I shares representing the fixed minimum portion of the common stock of Grupo Modelo, the equivalent of 56.1% of the shares with voting rights of Grupo Modelo. Through this instrument, they agreed of their own free will, among other aspects, that the shares subject matter of the trust would always be voted in the same direction. The effect of this mechanism is to prevent any change in control of Grupo Modelo.

Amendments to the Articles of Incorporation and Bylaws

On December 18, 2006, Grupo Modelo held a Regular and Special Stockholder's Meeting to approve, among other matters discussed, amendments to its Articles of Incorporation and Bylaws, for purposes of adapting them to the provisions of the new Securities Market Law published in the Official Gazette on December 30, 2005. Some of the most important amendments include the following: (i) the change in its corporate treatment to that of a *Sociedad Anónima Bursátil* (publicly-traded corporation) (ii) redrafting of the duties of the Board of Directors and the CEO, in accordance with the provisions of the new Law; (iii) elimination of the legal concept of Statutory Auditor and consequent redistribution of his duties among the Audit and Corporate Practices Committees and the Independent Auditor.

Attached to this document as Attachment "C" are the current Articles of Incorporation and Bylaws of Grupo Modelo, amended at the Regular and Special Stockholders' Meeting held on December 18, 2006.

Corporate Rights of each Type of Shares Issued

(See Shares Representing Common Stock)

Each Series "A" and "B" common share grants the right to one vote at Stockholders' Meetings. Series "C" shares do not grant voting rights at Stockholders' Meetings, with the exceptions stipulated in the Articles of Incorporation and Bylaws for purposes of amending Article Thirty-seven. Thus they shall not be calculated for determining the quorum for attendance and voting at meetings.

Series "C" shares without voting rights shall grant the same patrimonial or pecuniary rights corresponding to Series "A" and "B" shares. Therefore, with no restriction whatsoever, the fully-paid shares of Series "A", "B" and "C" shall enjoy the same share of any dividend, capital decrease reimbursement or settlement, distributable profits redemption or any other distribution.

Process for altering the rights inherent in shares

An Extraordinary Stockholders' Meeting must be held in order to amend shareholders' rights.

Articles of the Articles of Incorporation that place certain restrictions on Management and Quorum

The Articles of Incorporation and Bylaws of Grupo Modelo stipulate a quorum at Stockholders' Meetings and a minimum percentage of attendance by shareholders with voting rights in order to decide on certain matters. Please see articles twenty-six, twenty-seven and twenty-eight of these articles of incorporation and bylaws, which are attached to this document as Attachment "C" to know the percentages referred to in this paragraph.

In addition, the Articles of Incorporation and Bylaws of Grupo Modelo provide for certain restrictions on Management, listing in Article Thirty-Six the matters that require approval by the Board of Directors; or in such case, by the Executive Committee, by a majority vote of Series "A" y "B" shareholders.

5. STOCK MARKET

a) STOCK STRUCTURE

The capital stock of Grupo Modelo is made up of 3,251,759,632 (three billion, two hundred fifty-one million, seven hundred fifty-nine thousand six hundred thirty-two) shares, without par value, distributed in the following series:

Series and Class	Fixed Portion	Variable Portion	%	% without voting rights
A	1,459,389,728		44.9%	56.1%
B		1,142,017,984	35.1%	43.9%
C		650,351,920	20.0%	
Subtotal	**1,459,389,728**	**1,792,369,904**		
Total		**3,251,759,632**	**100.0%**	**100.0%**

b) BEHAVIOR OF GMODELO SERIES "C" SHARES ON THE SECURITIES MARKET

ANNUAL TRADING TRANSACTIONS

Year	Volume	Maximum	Minimum	Closing price
2001	347,894,100	$26.70	$18.75	$20.51
2002	452,949,100	$26.98	$20.00	$25.36
2003	471,425,700	$28.80	421.50	$26.97
2004	499,531,600	$31.30	$26.62	$30.66
2005	271,373,162	$39.00	$29.28	$38.50
2006	402,272,700	$63.20	$34.40	$59.99

QUARTERLY TRADING TRANSACTIONS

Year	Quarter	Volume	Maximum	Minimum	Closing price
2004	I	207,924,200	$30.70	$26.62	$30.43
2004	II	120,753,100	$31.30	$27.90	$28.88
2004	III	81,054,300	$29.00	$26.78	$27.67
2004	IV	89,800,000	$31.19	$27.72	$30.66
2005	I	84,378,200	$34.60	$29.28	$32.90
2005	II	58,458,500	$34.20	$30.50	$33.78
2005	III	60,220,300	$37.00	$33.65	$34.85
2005	IV	68,316,100	$39.00	$33.00	$38.50
2006	I	151,721,900	$41.60	$34.40	$39.93
2006	II	92,926,700	$44.26	$35.89	$43.00
2006	III	64,926,000	$50.20	$41.00	$47.69
2006	IV	92,698,100	$63.20	$46.01	$59.99
2007	I	119,916,000	$62.30	$52.95	$56.52

MONTHLY TRADING TRANSACTION

Year	Month	Volume	Maximum	Minimum	Closing price
2006	December	31,741,400	$63.20	$57.52	$59.99
2007	January	42,270,700	$60.97	$55.20	$59.89
2007	February	39,724,900	$62.30	$54.50	$57.44
2007	March	37,920,400	$57.11	$52.95	$56.52
2007	April	34,272,900	$58.00	$54.00	$55.97
2007	May	29,100,000	$59.90	$55.00	$59.26

GMODELO C shares are traded on the BMV; and during the past three years, they have been ranked among the sixteen companies with the highest trading volume and included in the IPC).

In view of their high daily trading volume on the Mexican Securities Market, shares are classified as HIGHLY TRADED shares; ranked in eleventh place in May 2007, with a rating of 8.695 on a scale of zero to ten.

In addition, GMODELO C shares are traded through Level 1 ADR's on the OTC market in the U.S.A., under the symbol GPMCY and at the rate of 10 Series "C" shares for each ADR negotiated.

Prices of the ADR GPMCY in 2006 and the first few months of 2007 were as follows (in US dollars):

Year 2006	Value
Jan-31	$36.95
Feb-28	$34.66
Mar-31	$36.49
Abr-28	$38.14
May-31	$35.50
Jun-30	$38.40
Jul-31	$44.02
Aug-31	$42.30
Sep-29	$43.63
Oct-31	$48.25
Nov-30	$54.20
Dec-29	$55.70

Year 2007	Value
Jan-31	$54.00
Feb-28	$51.25
Mar-30	$51.35
Abr-30	$51.95
May-31	$55.33

Series "C" shares of Grupo Modelo are also traded under the symbol XGMD on the Latibex market, at the rate of ten shares for each Trading Unit.

Prices of XGMD in 2006 and 2007 were as follows in Euros:

Year 2006	Price
Jan-31	$30.57
Feb-28	$29.10
Mar-31	$30.50
Apr-28	$30.00
May-31	$28.30
Jun-30	$29.49
Jul-31	$34.05
Aug-31	$32.95
Sep-29	$33.69
Oct-31	$36.71
Nov-30	$39.78
Dec-29	$42.00

Year 2007	Price
Jan-31	$41.20
Feb-28	$38.70
Mar-30	$38.51
Apr-30	$37.72
May-31	$40.66

6. PERSONS RESPONSIBLE

a) Statements of the CEO, Administrative and Finance Vice-President and Legal Vice-President

Mexico City, D.F., June 29, 2007

We, the undersigned swear under oath that, within the area of our respective duties, we prepared the information pertaining to the issuer contained in this annual report; data that to the best of our knowledge and belief, fairly reflects the situation. We also state that we have no knowledge of any pertinent data that has been omitted or misstated in this annual report; or that it contains information that might lead investors to an error.

[Illegible Signature]

Carlos Fernández González
Chairman of the Board of Directors and Chief Executive Officer

[Illegible Signature]

Juan José Suárez Coppel
Administrative and Finance Vice-president

[Illegible Signature]

Margarita Hugues Vélez
Legal Vice-president

[PRICEWATERHOUSE COOPERS LETTERHEAD]

Mexico City, D.F., June 28, 2007

Comisión Nacional Bancaria y de Valores

Vicepresidencia de Supervisión Bursátil
Dirección General de Supervisión de Mercados.

"The undersigned, swear under oath that the financial statements of Grupo Modelo, S.A.B. de C.V. and Subsidiaries, as of December 31 2006, contained in this annual report were prepared in accordance with accounting principles generally accepted in México. We also state that, within the scope of the work performed, we have no knowledge of any pertinent financial data that has been omitted or misstated in this annual report; or that it contains information that might lead investors to an error."

Illegible signature

C.P.C. José A. Salazar Tapia
Independent Auditor
PricewaterhouseCoopers, S.C.

Illegible signature

C.P. Raúl Pérez Ríos
Legal Representative
PricewaterhouseCoopers, S.C.

7. ATTACHMENTS

A) AUDIT COMMITTEE'S REPORT AND FINANCIAL STATEMENTS AUDITED BY THE INDEPENDENT AUDITOR

Note: The Audit Committee Report, Independent Auditor's Report and Audited Financial Statements attached as follows are numbered pages 40 to 57.

B) OPINION OF THE AUDIT COMMITTEE AND REPORTS OF THE STATUTORY AUDITORS UP TO DECEMBER 18, 2006

C) ARTICLES OF INCORPORATION AND BYLAWS CURRENTLY IN EFFECT

ANNEX A

AUDIT COMMITTEE'S REPORT AND FINANCIAL STATEMENTS AUDITED BY THE INDEPENDENT AUDITOR

AUDIT COMMITTEE REPORT
TO THE BOARD OF DIRECTORS OF GRUPO MODELO, S.A.B. DE C.V
APRIL 23, 2007

As this is the last meeting the Board of Directors of Grupo Modelo, S.A.B. de C.V. (the "Company") will hold prior to the Annual General Shareholders' Meeting, this Report being submitted differs from the one we have presented in previous years, in order to comply with all the conditions of the new Securities Market Law (the "Law").

In this regard, section II of article 43 of the Law, in connection with section IV clause (a) of article 28 of the same Law, provides the Chairman of the Audit Committee must prepare an annual report of the activities of this committee and submit it to the Board of Directors, and once approved, to be submitted to the Shareholders' Meeting; as such I hereby inform by means of this document of the activities undertaken by the Audit Committee of the Company during the fiscal year ended December 31, 2006.

To carry out the functions of the Company's Audit Committee, during the 2006 fiscal year, the Audit Committee, comprised of Claus von Wobeser Hoepfner, Joaquín Sordo Barba and the undersigned as Chairman, met on Tuesday, February 14; Monday, April 24; Tuesday, July 18; and Tuesday, October 18. In addition, in 2007, the Committee has met on February 13, March 29, and today.

Attending all the Audit Committee meetings held during the 2006 fiscal year were, aside from the members of the Committee, the Chairman of the Board and CEO, the External Auditor, the Company's Statutory Examiners in place at the time, and when appropriate, other relevant Company executives.

The principal matters considered in the Audit Committee meetings were the following:

1. The review, analysis and approval of the main accounting policies and criteria followed by the Company, in terms of the information received. It is acknowledged that in the fiscal year, the Company's accounting policies were not modified.
2. The review of quarterly consolidated financial statements and reporting guidelines of the Mexican Stock Exchange.
3. The receipt and approval of the Report of the Company's CEO on activities corresponding to the year ended on December 31, 2006, and the submission of our favorable opinion about this report for the consideration of the Board of Directors for its subsequent presentation to the Annual General Shareholders' Meeting.
4. Receipt from the External Auditor of a report of its findings of the External Audit as of December 31, 2006, along with a clean opinion without observations, in which the support of all of the Company's areas in fulfilling this task stands out.
5. The Committee reviewed the work of the firm that carries out the External Audit service, PricewaterhouseCoopers, S.C., and their fees, which were approved, as well as the work of José Salazar Tapia and it was considered satisfactory. In addition, the External Auditor confirmed its independence.
6. The review and approval of additional or supplementary services to the audit conducted by the External Auditor, and the remuneration for those services with respect to the amount paid for the auditing services.
7. For the preparation of this report we have heard the relevant Company executives, with no difference of opinion among them.
8. Based on the report of the External Audit, in our opinion the Company's financial statements with figures as of December 31, 2006 are adequate and sufficient, and as such, these statements truthfully, reasonably and sufficiently reflect the financial situation of the Company, and therefore we respectfully propose to you that they be approved and then submitted to the Shareholders' Meeting for their final approval.
9. Likewise, the review and approval of the internal control system and internal audit of the Company and the companies under its control, the main features of the evaluations contained in their reports, the program of revisions fulfilled within the year and their results, which were satisfactory.
10. The approval of the internal audit program for the current fiscal year and the receipt of a report of activities conducted to date, which was also approved.
11. Up to the date that it was the responsibility of the Audit Committee, the review of various transactions with related parties, recommending their approval by the Board of Directors.
12. In furtherance, the Committee requested the Statutory Examiners to present a report of their duties up to the date in which they were in those roles in 2006, the results of which were satisfactory.

The above, in order to fulfill the requirements provided in the Law, and the Audit Committee's own duties, listening at all times to the relevant Company executives.

Sincerely,

Emilio Carrillo
Chairman of the Audit Committee

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers, S. C.
Mariano Escobedo 573
Col. Rincón del Bosque
11580 México, D.F.
Teléfono: 5263 6000
Fax: 5263 6010
www.pwc.com

Mexico City, February 27, 2007

To the Stockholders of
Grupo Modelo, S. A. B. de C. V.:

We have audited the consolidated balance sheets of Grupo Modelo, S. A. B. de C. V. and subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of income, of changes in stockholders' equity and of changes in financial position for the years then ended. These consolidated financial statements are the responsibility of the Company's Management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in México. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and that they were prepared in accordance with Mexican financial information standards. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the financial information standards used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the aforementioned consolidated financial statements present fairly, in all material respects, the financial position of Grupo Modelo, S. A. B. de C. V. and subsidiaries as of December 31, 2006 and 2005, the results of their operations, the changes in their stockholders' equity and the changes in their financial position for the years then ended, in conformity with Mexican financial information standards.

PricewaterhouseCoopers

C.P. José A. Salazar Tapia

CONSOLIDATED BALANCE SHEETS

GRUPO MODELO, S. A. B. DE C. V. AND SUBSIDIARIES
(FORMERLY GRUPO MODELO, S.A. DE C.V. AND SUBSIDIARIES)
As of December 31, 2006 and 2005
Amounts expressed in thousands of pesos of December 31, 2006 purchasing power

		2006		2005
ASSETS				
CURRENT:				
Cash and marketable securities	$	22,092,645	$	18,348,478
Accounts and notes receivable (Note 3)		3,589,619		3,273,800
Inventories (Note 4)		6,709,519		5,995,656
Prepaid expenses and other current items		2,132,999		2,303,481
Total current assets		34,524,782		29,921,415
Long-term accounts and notes receivable (Note 3)		1,385,605		1,203,461
Investment in shares of associated companies (Note 5)		3,239,198		2,859,612
PROPERTY, PLANT AND EQUIPMENT (Note 6)		73,411,974		70,080,934
Accumulated depreciation		(24,216,352)		(22,424,252)
		49,195,622		47,656,682
Other assets (Note 7)		2,400,812		1,894,109
Total assets	$	90,746,019	$	83,535,279
LIABILITIES				
CURRENT:				
Suppliers	$	2,993,648	$	1,594,187
Employees' Profit Sharing (Note 12)		1,253,905		978,681
Excise tax on production and services payable		1,039,649		970,421
Accounts payable and other accumulated expenses		910,963		1,182,612
Total current liabilities		6,198,165		4,725,901
Deferred tax and employees' profit sharing (Note 12c.)		8,060,923		7,907,121
Labor obligations upon retirement (Note 8)		-		29,495
Contingencies and commitments (Note 9)		-		-
Total liabilities		14,259,088		12,662,517
STOCKHOLDERS' EQUITY				
Capital stock (Note 10)		15,784,081		15,784,081
Premium on share subscription		1,051,184		1,051,184
EARNED SURPLUS (Notes 11 and 12):				
Legal reserve		2,667,660		2,292,130
Reserve for acquisition of own shares		663,964		663,964
Retained earnings		36,644,626		33,620,318
Net income for the year, as per the income statement		8,671,559		7,586,810
		48,647,809		44,163,222
Accumulated effect of deferred tax		(5,274,570)		(5,274,570)
Adjustment to capital for labor obligations upon retirement		(414,596)		(513,331)
Deficit in the restatement of stockholders' equity		(1,007,087)		(722,835)
Total majority stockholders' equity		58,786,821		54,487,751
MINORITY INTEREST:				
Anheuser-Busch Companies, Inc.		17,555,693		16,256,918
Other investors		144,417		128,093
Total minority interest		17,700,110		16,385,011
Total stockholders' equity		76,486,931		70,872,762
Total liabilities and stockholders' equity	$	90,746,019	$	83,535,279

The accompanying eighteen notes are an integral part of these consolidated financial statements, which were authorized for issuance on February 12, 2007 by the officers specified at the foot of the financial statements and the notes thereto.

Ing. Carlos Fernández González
Chairman and CEO

C.P. Ernesto Alcalde y Rodríguez
Vice President of Finance

CONSOLIDATED STATEMENT OF INCOME

GRUPO MODELO, S. A. B. DE C. V. AND SUBSIDIARIES
(FORMERLY GRUPO MODELO, S.A. DE C.V. AND SUBSIDIARIES)
For the years ended December 31, 2006 and 2005
Amounts expressed in thousands of pesos of December 31, 2006 purchasing power

		2006		2005
NET BEER SALES	$	49,795,224	$	45,702,831
OTHER INCOME		7,032,393		5,856,074
		56,827,617		51,558,905
COST OF SALES		25,638,446		23,697,763
Gross profit		31,189,171		27,861,142
OPERATING EXPENSES:				
Sales and distribution		11,027,253		9,300,939
Administrative		3,912,113		4,228,919
		14,939,366		13,529,858
Operating profit		16,249,805		14,331,284
OTHER INCOME, Net		671,321		263,804
COMPREHENSIVE FINANCING INCOME:				
Interest earned - Net		1,241,309		1,392,068
Exchange profit (loss) - Net		111,611		(102,138)
Loss on monetary position		(923,968)		(644,789)
		428,952		645,141
Profit before provisions		17,350,078		15,240,229
PROVISIONS FOR (Note 12):				
Income and asset tax		4,782,837		4,492,202
Employees' profit sharing		1,255,054		859,850
		6,037,891		5,352,052
Consolidated net income for the year	$	11,312,187	$	9,888,177
Majority interest profit	$	8,671,559	$	7,586,810
MINORITY INTEREST PARTICIPATION:				
Anheuser-Busch Companies, Inc.	$	2,623,117	$	2,287,589
Other investors		17,511		13,778
Minority net income	$	2,640,628	$	2,301,367
Earnings per share (Amounts in Mexican pesos, attributable to majority interest)	$	2.6667	$	2.3331

The accompanying eighteen notes are an integral part of these consolidated financial statements, which were authorized for issuance on February 12, 2007 by the officers specified at the foot of the financial statements and the notes thereto.

Ing. Carlos Fernández González
Chairman and CEO

C.P. Ernesto Alcalde y Rodriguez
Vice President of Finance

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

GRUPO MODELO, S.A.B. DE C.V. AND SUBSIDIARIES
(FORMERLY GRUPO MODELO, S.A. DE C.V. AND SUBSIDIARIES)
For the years ended December 31, 2006 and 2005
Amounts expressed in thousands of pesos of December 31, 2006 purchasing power

			Retained earnings	
	Capital stock	**Premium on share subscription**	**Legal reserve**	**Reserve for acquisition of own shares**
Balances January 1, 2005	$ 15,784,081	$ 1,051,184	$ 1,963,506	$ 663,964
Appropriation of 2004 profit as agreed at the General Ordinary Stockholders' Meeting of April 18, 2005 as follows:				
To retained earnings				
To legal reserve			328,624	
Dividend payment at the rate 1.05 of Mexican pesos per outstanding share				
Dividend payment to minority stockholders				
Comprehensive income (Note 11)				
Balances at December 31, 2005	15,784,081	1,051,184	2,292,130	663,964
Appropriation of 2005 profit as agreed at the General Ordinary Stockholders' Meeting of April 24, 2006 as follows:				
To retained earnings				
To legal reserve			375,530	
Dividend payment at the rate 1.25 of Mexican pesos per outstanding share				
Dividend payment to minority stockholders				
Comprehensive income (Note 11)				
Balances at December 31, 2006	$ 15,784,081	$ 1,051,184	$ 2,667,660	$ 663,964

The accompanying eighteen notes are an integral part of these consolidated financial statements, which were authorized for issuance on February 12, 2007 by the officers specified at the foot of the financial statements and the notes thereto.

	Retained earnings						
	Not applied	For the year	Accumulated effect of deferred tax	Adjustment to Capital for labor obligations upon retirement	Deficit in restatement of stockholders' equity	Minority interest	Total
	$ 30,930,492	$ 6,647,930	($ 5,274,570)	($ 802,854)	($ 723,647)	$ 15,145,766	$ 65,385,852
	6,647,930	(6,647,930)					
	(328,624)						
	(3,629,480)						(3,629,480)
						(1,147,755)	(1,147,755)
		7,586,810		289,523	812	2,387,000	10,264,145
	33,620,318	7,586,810	(5,274,570)	(513,331)	(722,835)	16,385,011	70,872,762
	7,586,810	(7,586,810)					
	(375,530)						
	(4,186,972)						(4,186,972)
						(1,268,162)	(1,268,162)
		8,671,559		98,735	(284,252)	2,583,261	11,069,303
	$ 36,644,626	$ 8,671,559	($ 5,274,570)	($ 414,596)	($ 1,007,087)	$ 17,700,110	$ 76,486,931

Ing. Carlos Fernández González
Chairman and CEO

C.P. Ernesto Alcalde y Rodríguez
Vice President of Finance

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

GRUPO MODELO, S.A.B. DE C.V. AND SUBSIDIARIES
(FORMERLY GRUPO MODELO, S.A. DE C.V. AND SUBSIDIARIES)
For the years ended December 31, 2006 and 2005
Amounts expressed in thousands of pesos of December 31, 2006 purchasing power

		2006		2005
OPERATING:				
Consolidated net income for the year	$	11,312,187	$	9,888,177
ITEMS APPLIED TO INCOME NOT REQUIRING THE USE OF RESOURCES:				
Depreciation and amortization for the year		2,883,318		2,578,358
Allowance for impairment of fixed assets and investment in shares of associated companies		139,364		99,516
Increase (Decrease) in deferred tax payable and employees' profit sharing liabilities		102,887		(387,305)
Equity in income of associated companies, net of dividends received		(358,697)		15,660
		14,079,059		12,194,406
FUNDS PROVIDED BY (USED IN):				
Increase in suppliers, sundry creditors and accumulated liabilities		561,257		333,270
Increase (decrease) in employees' profit sharing payable		275,224		(272,516)
Decrease (increase) in prepaid expenses and other current items		170,481		(270,905)
Increase in excise tax on production and services payable				86,106
(Increase) in inventories		(1,049,268)		(95,365)
(Increase) in accounts and notes receivable		(268,204)		(1,265,737)
Funds provided by operations		13,768,549		10,709,259
FINANCING:				
Dividend payment		(4,186,972)		(3,629,480)
Dividend payment to minority stockholders		(1,268,162)		(1,147,755)
Labor obligations upon retirement, net		(796)		(110,028)
		(5,455,930)		(4,887,263)
INVESTMENT:				
Acquisition of property, plant and equipment, net		(4,469,032)		(4,190,104)
Increase in other assets		(505,444)		(318,550)
Acquisition of shares of associated companies		(26,270)		(6,439)
Cash and marketable securities of associated companies		432,294		
		(4,568,452)		(4,515,093)
Increase in cash and marketable securities		3,744,167		1,306,903
Balance at beginning of year		18,348,478		17,041,575
Balance at end of year	$	22,092,645	$	18,348,478

The accompanying eighteen notes are an integral part of these consolidated financial statements, which were authorized for issuance on February 12, 2007 by the officers specified at the foot of the financial statements and the notes thereto.

Ing. Carlos Fernández González
Chairman and CEO

C.P. Ernesto Alcalde y Rodriguez
Vice President of Finance

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

GRUPO MODELO, S. A. B. DE C. V. AND SUBSIDIARIES
(FORMERLY GRUPO MODELO, S.A. DE C.V. AND SUBSIDIARIES)
As of December 31, 2006 and 2005
Amounts expressed in thousands of pesos of December 31, 2006 purchasing power

1. INCORPORATION AND CORPORATE PURPOSE

a) At the December 18, 2006 stockholders' meeting, it was agreed to change the social regime of Grupo Modelo, S.A. de C.V. to "sociedad anómina bursátil de capital variable" due to the amendments to the Securities Market Law, as a result of which the Company now operates as Grupo Modelo, S.A.B de C.V.

b) Grupo Modelo, S. A. B. de C. V. and Subsidiaries (the Group) is mainly engaged in the production and sale of beer, which began in 1925.

c) Grupo Modelo, S. A. B. de C. V. is mainly engaged in holding 76.75% of the common stock of Diblo S. A. de C. V., whose business purpose is holding real estate and investing in shares of subsidiaries mainly involved in the production, distribution and sale of beer in Mexico and abroad. The most important subsidiaries, on the basis of their operations and stockholders' equity, are as follows:

	Percentage of shareholding
Breweries:	
Cervecería Modelo, S. A. de C. V.	100
Compañía Cervecera de Zacatecas, S. A. de C. V.	100
Compañía Cervecera del Trópico, S. A. de C. V.	100
Cervecería Modelo de Guadalajara, S. A. de C. V.	100
Cervecería Modelo del Noroeste, S. A. de C. V.	100
Cervecería Modelo de Torreón, S. A. de C. V.	100
Cervecería del Pacífico, S. A. de C. V.	100
Compañia Cervecera de Coahuila, S.A. de C.V.	100
Transformation of barley to malt:	
Cebadas y Maltas, S. A. de C. V.	100
GModelo Agriculture, Inc.	100
Extractos y Maltas, S.A. de C.V.	98
Machinery manufacturer:	
Inamex de Cerveza y Malta, S. A. de C. V.	100
Manufacturer of beer cans and crown tops:	
Envases y Tapas Modelo, S. A. de C. V.	100
Distributors of beer and other products:	
Las Cervezas Modelo del Occidente, S.A. de C.V.	100
Las Cervezas Modelo del Centro, S.A. de C.V.	100
Distribuidora de Cervezas Modelo en el Norte, S.A. de C.V.	100
Las Cervezas Modelo del Bajío, S.A. de C.V.	100
Las Cervezas Modelo en el Pacífico, S.A. de C.V.	100
Las Cervezas Modelo del Noreste, S.A. de C.V.	100
Las Cervezas Modelo en Morelos, S.A. de C.V.	100
Las Cervezas Modelo en San Luis Potosí, S.A. de C.V.	100
Las Cervezas Modelo del Sureste, S.A. de C.V.	100
Distribuidora de Cervezas Modelo en Chihuahua, S.A. de C.V.	100
Las Cervezas Modelo en Michoacán, S.A. de C.V.	100
Las Cervezas Modelo del Estado de México, S.A. de C.V.	100
Las Cervezas Modelo del Altiplano, S.A. de C.V.	100
Las Cervezas Modelo en Guerrero, S.A. de C.V.	100
Las Cervezas Modelo en Baja California, S.A. de C.V.	100
Distributors of beer and other products abroad:	
GModelo Corporation, Inc.	100
Procermex, Inc.	100
GModelo Europa, S.A.U.	100
Eurocermex, S. A.	100

2. ACCOUNTING POLICIES

The Group accounting policies used in preparing these consolidated financial statements comply with the requirements for reasonable presentation set forth by Mexican Financial Information Standards (NIF) and are expressed in pesos of December 31, 2006 purchasing power through application of National Consumer Price Index (NCPI) factors. These accounting principles require that the Group's Management make certain estimates and assumptions in determining the valuation of some items included in the consolidated financial statements.

Following is a summary of the most significant accounting policies, methods and criteria for recognizing the effects of inflation on the financial information:

a) CONSOLIDATION. The Group prepares consolidated financial statements, which include the financial position and the results of the companies in which Diblo, S. A. de C. V. has control and direct or indirect shareholding of more than 50% of the common stock. All significant balances and transactions between consolidated companies have been eliminated for consolidation purposes. Consolidation was performed based on the audited financial statements of most of the subsidiaries.

b) MARKETABLE SECURITIES. Investments in marketable securities correspond to financial instruments related to the Groups' business purpose and financial instruments available for sale, and are valued at their fair value, which is similar to their market value. The fair value is the amount at which a financial asset may be exchanged, and a financial liability may be liquidated, between interested and willing parties in a free market transaction.

c) DERIVATIVE FINANCIAL INSTRUMENTS. The main financial risks for the Company pertain to exchange fluctuations (dollar-peso) and the price of natural gas, which are covered by contracting derivative instruments (Over-the-Counter) with different parties. This item is recorded as assets and liabilities at their reasonable value. Gains or losses on those investments are recorded in income for the year. (See Note 16) Beginning 2005, the Group adopted the provisions of Statement C-10, "Derivative Financial Instruments and Hedging Operations". Adoption of this statement had no significant effects on income for the year.

d) INVENTORIES AND COST OF SALES. This item is originally recorded through the last-in-first-out method and is subsequently restated to replacement cost. Values thus determined do not exceed market value. See Note 4.

e) INVESTMENT IN SHARES OF ASSOCIATES. Permanent investment in shares are recorded at acquisition cost and are valued by applying the equity method. Equity in the net income of associated companies that manufacture materials used in the production of beer is included in the income statement as a reduction in cost of sales.

f) PROPERTY, PLANT AND EQUIPMENT. These items are recorded at acquisition cost, restated by applying inflation factors derived from the NCPI to the net replacement value determined by independent expert appraisers at December 31, 1996, and on the basis of their acquisition cost in the case of purchases subsequent to that date.

g) CONSTRUCTION IN PROGRESS AND [illegible]. These items are recorded at the amount of the expenditures made, and are restated by applying NCPI factors based on the ageing of the expenditure.

h) DEPRECIATION. This item is calculated based on the restated values of property, plant and equipment, based on the probable useful life as determined by independent appraisers and the technical department of the Group. Annual depreciation rates are shown in Note 6.

i) DEFERRED EXPENSES AND INTANGIBLE ASSETS. Intangible assets are recognized in the consolidated balance sheets provided they are identifiable, they generate expected economic benefits, and there is control over said benefits. These items are restated by applying NCPI factors based on expenditure ageing. Licenses and permits represent payments made to exploit a patent or registration issued by the owner of said items. They are recorded at acquisition value, which at the date of the consolidated financial statements is similar to market.

j) AMORTIZATION. The original amount and restatement increment for installation, organization and intangible asset expenses are amortized by the straight-line method. The rate used for accounting purposes (between 5% and 10%) is determined based on expected future economic benefits.

k) LONG-LIVED ASSETS. The Group's Management has carried out a study to determine the recoverable value of long-lived assets, tangible and intangible, in order to determine if there is indication of significant impairment in those assets. At the date of the consolidated financial statements no impairment was determined.

l) LABOR OBLIGATIONS UPON RETIREMENT. The effects of seniority premiums to which employees are entitled after 15 years so service and obligations for compensation at the end of employment established in retirement plans established for employees are recorded as cost for the years in which said services are rendered, based on actuarial studies performed by independent experts, and are recorded based on the guidelines of Statement D-3, "Labor Obligations" and the amendments thereto, in effect as from January 1, 2005.

Contributions to the trusts managing the various plan assets are in accordance with Mexican Tax Regulators. See Note 8.

m) DEFERRED INCOME TAX AND EMPLOYEES' PROFIT SHARING - To determine deferred income tax, the Group uses the comprehensive asset-and-liability method, which consists of applying the income tax rate to all boo/tax temporary differences of assets and liabilities at the date of the consolidated financial statements. Deferred Statutory Profit Sharing only arises on non-recurring temporary items. See Note 12 c.

n) STOCKHOLDERS' EQUITY - The capital stock, legal reserve, contributions for future capital increases and retained earnings represent the value of those items in terms of December 31, 2006 purchasing power and are restated by applying NCPI factors to historical amounts.

Premium on share subscription - This item represents the excess difference between payment of subscribed shares and the theoretical value of those shares at the time of subscription, and is restated by applying NCPI factors.

Deficit in the restatement of stockholders' equity - The balance of this account represents the sum of the items "Cumulative gain or loss from holding non-monetary assets" and "Cumulative monetary gain or loss", described below:

Cumulative gains or loss from holding non-monetary assets - This item represents the cumulative change in the value of non-monetary assets due to causes other than inflation. It is determined only when the specific cost method is used, since those costs are compared to restatements determined using the NCPI. If the specific costs are higher than the indexes, there is a gain from holding non-monetary assets; otherwise, there is a loss. The gain or loss from holding non-monetary assets, generated until 1996 due to restatement of fixed assets is restated in the same way as other stockholders' equity accounts.

Cumulative monetary gain or loss - This item is the net effect arising on the initial restatement of the financial statement figures.

o) GAINS OR LOSS ON MONETARY POSITION - This account represents the effect of inflation on monetary assets and liabilities, even when they continue to have the same nominal value. When monetary assets exceed monetary liabilities, a monetary loss is generated, since although assets maintain their nominal value, they lose purchasing power. When liabilities are greater, a profit arises, since they are settled with money of lower purchasing power. Those effects are charged or credited to income statement and form part of comprehensive financing income.

p) COMPREHENSIVE INCOME - This item represents the net profit for the year, non monetary assets result, the gain (loss) for the translation of the subsidiaries located abroad, plus any items which, in accordance with the provisions of other statements, must be recorded directly in stockholders' equity and do not qualify as capital contributions or reductions.

q) EARNINGS PER SHARE - Earnings per share attributable to the majority interest were calculated based on the average of common shares outstanding.

r) FOREIGN CURRENCIES - Transactions in foreign currencies are recorded at the rates of exchange prevailing on the dates they are entered into and/or settled. Assets and liabilities denominated in such currencies are stated at the Mexican peso equivalents resulting from applying the rates prevailing on the balance sheet dates. Exchange differences arising from fluctuations in the exchange rates between the transactions and settlement dates, or the balance sheet date, are debited or credited to income. See Note 14.

s) TRANSLATION OF THE FINANCIAL INFORMATION OF SUBSIDIARIES LOCATED ABROAD - Conversion to Mexican pesos, used as the basis for consolidation, was carried out based on the guidelines of Statement B-15, "Transactions in Foreign Currency and Conversion of Financial Statements of Foreign Operations", was performed on the following bases: a) monetary items at the exchange rate in effect for the year-end close, purchase exchange rate $10.76 ($10.63 in 2005) to the US dollar, b) non-monetary items at historical exchange rate, c) income-loss items at average exchange rate for each month of the year, and d) the effect of conversion is recorded under comprehensive financing income-loss. The peso financial statements are restated at the year-end close by applying the provisions of Statement B-10.

3. ACCOUNTS AND NOTES RECEIVABLE:

This account is made up as follows:

Item		2006		2005
Trade accounts receivable	$	4,668,540	$	3,550,591
Sundry debtors		327,935		467,655
Salesmen		15,194		18,944
		5,011,669		4,037,190
Less - Allowance for doubtful accounts		(323,711)		(393,496)
		4,687,958		3,643,694
Recoverable taxes		207,929		774,145
Non-consolidated related companies (See Note 13)		48,106		27,239
Officers and employees		31,231		32,183
		4,975,224		4,477,261
Less - Current accounts and notes receivable		(3,589,619)		(3,273,800)
Long-term accounts and notes receivable	$	1,385,605	$	1,203,461

4. INVENTORIES:

This account is made up as follows:

Item		2006		2005
Containers and packaging	$	2,293,519	$	1,913,074
Finished goods and work in process		1,485,945		1,469,112
Raw materials		1,478,079		1,463,285
Spare parts and accessories		628,673		629,042
Merchandise in transit and advances to suppliers		835,594		548,393
Advertising articles		124,493		116,814
		6,846,303		6,139,720
Less- Allowance for slow-moving inventories		(136,784)		(144,064)
	$	6,709,519	$	5,995,656

5. INVESTMENT IN SHARES OF ASSOCIATED COMPANIES:

a) The balance of this account is made up as follows:

Companies	Percentage equity in investee		2006		2005
Dirección de Fábricas, S. A. de C. V. (holder of glass manufacturing companies)	41	$	2,990,503	$	2,616,937
Gondi, S. A. de C. V.	7		218,165		189,188
Investments abroad	40-81		121,192		138,877
			3,329,860		2,945,002
Other			51,546		52,178
			3,381,406		2,997,180
Less - Allowance for decline in book value			(142,208)		(137,568)
		$	3,239,198	$	2,859,612

b) The amount of the investment in shares of associated companies includes the equity in the net income of those entities amounting to $589,462 ($451,575 in 2005) of profit.

6. PROPERTY, PLANT AND EQUIPMENT, NET:

a) The balance of this account is made up as follows:

		2006			2005
Item	Annual percentage of depreciation rate	Historical cost-net	Restatement-net	Total net value	Total net value
Land	-	$ 1,583,394	$ 3,266,879	$ 4,850,273	$ 4,794,940
Machinery and equipment	5	14,484,018	7,732,409	22,216,427	21,844,946
Transportation equipment	12 to 25	2,606,287	385,177	2,991,464	2,837,132
Buildings and constructions	2	7,266,428	6,750,396	14,016,824	13,442,603
Computer equipment	25	525,277	37,617	562,894	560,021
Furniture and other equipment	7	382,554	76,670	459,224	526,143
Antipollution equipment	5	566,936	303,289	870,225	915,052
Construction in process and advances to suppliers.	-	3,130,722	97,569	3,228,291	2,735,845
		$ 30,545,616	$ 18,650,006	$ 49,195,622	$ 47,656,682

Depreciation for the year amounted to $2,792,782 ($2,491,102 in 2005).

b) The Group's Management estimates that completion of construction in process and advances to suppliers will require an additional investment of approximately $1,957,210 ($3,683,486 in 2005), to be applied to the construction of warehouses, offices, the acquisition and installation of new production lines. This work is expected to conclude in 2007 and 2008.

7. OTHER ASSETS:

The balance of this account is made up as follows:

Item		2006		2005
Deferred expenses	$	2,133,653	$	1,906,697
Goodwill and other intangible assets		634,966		370,232
		2,768,619		2,276,929
Less - Accumulated amortization		(819,208)		(737,979)
		1,949,411		1,538,950
Intangible assets for labor obligations upon retirement (See Note 8)		451,401		355,159
	$	2,400,812	$	1,894,109

8. LABOR OBLIGATIONS UPON RETIREMENT

The Group has a pension and seniority premium plan to cover obligations established by its labor contracts and the Mexican Federal Labor Law. Those compensations are payable only after employees have worked a certain number of years.

- As of the date of the consolidated financial statements, the amount of the accrued liability for labor obligations upon retirement is analyzed as follows:

Description		2006		2005
Obligations for current benefits	$	5,183,647	$	5,038,578
Additional amount of projected benefits		403,130		413,880
Obligations for projected benefits		5,586,777		5,452,458
Plan assets (trust fund)		(5,487,527)		(4,794,434)
		99,250		658,024
Items to be amortized over a period of 13 to 19 years:				
For adjustments to assumptions		(529,005)		(1,077,617)
For past services		(554,824)		(579,126)
Projected net assets		(984,579)		(998,719)
Additional liability made of:				
Intangible assets		451,401		355,159
Adjustment to capital		533,178		673,055
Accrued liability	$	-	$	29,495

- The intangible assets and the adjustment to capital derived from subsidiaries in which the trust funds and the net current liability are less than the obligations for current benefits.

- Contributions to the trusts that manage the plan assets in the year amounted to $290,491 ($469,057 in 2005). In the year, payments made by the trusts to beneficiaries amounted to $339,517 ($263,654 in 2005).

- The net cost for the year amounted to $289,695 ($369,389 in 2005), and was determined in the same manner as projected benefit obligations at an estimated real rate of return of 5%, and on average increase in salaries of 1.5% in both periods.

- Severance payments of $461,628 ($414,242 in 2005), were made in the year. On January 1, 2005 under the new guidelines of Statement D-3, "Labor Obligations", the Company recorded a liability for Termination of Employment of $83,363 ($82,699 en 2005), which will be offset over the remaining useful labor life of the Company's employees.

9. CONTINGENCIES AND COMMITMENTS

a) Various lawsuits are currently outstanding for different reasons. In the opinion of the Group's officers and lawyers, these matters will be resolved favorably. In any event, the result of the lawsuits will not substantially affect the consolidated financial position or the consolidated results of operations.

b) As of the date of the consolidated financial statements, there are outstanding commitments for the purchase of inventories, machinery and equipment in the amount of approximately 169 million U.S. dollars (122 million U.S. dollars in 2005).

c) In 2000 and 2001, operating lease agreements were signed for air transportation equipment, with mandatory terms of 10 and 7 years and monthly lease payments of 170,000 U.S. dollars and 24,000 U.S. dollars, respectively.

10. COMMON STOCK

As of December 31, 2006 and 2005, the common stock consisted of 3,251,759,632 shares, with no par value, divided as follows:

Description		**Amount**
Fixed capital:		
Series A Class I shares - Without withdrawal rights, comprised of 1,459,389,728 fully subscribed and paid-in common voting shares; these shares must always comprise at least 56.10% of the total shares of the common stock with voting rights, and may be acquired directly or indirectly only by Mexican individuals or corporations (historical value)	$	785,996
Variable capital:		
Series B Class II shares - Comprised of 1,142,017,984 fully subscribed and paid-in common voting shares, which in no case may comprise more than 43.90% of the total voting and are not subject to ownership subscription limitations (historical value)		1,085,855
Series C Class II shares - Comprised of 650,351,920 fully subscribed and paid-in nonvoting shares, which in no case may comprise more than 20% of the common stock (historical value)		967,801
		2,839,652
Effect of restatement		12,944,429
	$	15,784,081

11. COMPREHENSIVE INCOME

The Group's comprehensive income for the year is made up as follows:

Description		**2006**		**2005**
Consolidated net income for the year	$	11,312,187	$	9,888,177
Adjustment to capital for labor obligations upon retirement		128,578		372,009
Result from holding non-monetary assets		(371,462)		3,959
Comprehensive income	$	11,069,303	$	10,264,145

12. INCOME TAX, ASSET TAX, EMPLOYEES' PROFIT SHARING AND RESTRICTIONS [illegible]

a) The income tax and asset tax provision as of December 31 is made up as follows:

Item		2006		2005
Income currently payable	$	4,827,243	$	4,554,598
Asset tax		59,853		51,924
Deferred income tax		(104,259)		(114,320)
	$	4,782,837	$	4,492,202

b) On January 1, 2005, the amendments to the Income Tax Law were enacted stipulating an annual reduction of the income tax rate until it reaches 28% in 2007. The current income tax for the year was determined by applying the rate of 29% to taxable income (30% in 2005). The rate used to calculate deferred income tax was 28%.

c) Deferred taxes and employees' profit sharing - The principal temporary differences giving rise to deferred taxes at the date of these consolidated financial statements are analyzed as follows:

Item		2006		2005
Fixed assets and other assets	$	6,389,438	$	6,064,098
Inventories		774,664		972,174
Labor obligations upon retirement		279,409		279,453
Other		584,881		594,873
Subtotal		8,028,392		7,910,598
Tax credits corresponding to:				
Recoverable asset tax		(77,448)		(155,293)
Total deferred tax liability		7,950,944		7,755,305
Deferred employees' profit sharing		109,979		151,816
Total deferred income tax and employees' profit sharing liability	$	8,060,923	$	7,907,121

d) Asset tax is calculated by applying the rate of 1.8% to the net amount of certain assets and liabilities and is paid only when asset tax exceeds income tax of the year.

e) Employees' profit sharing is calculated by applying the rate of 10% to amount determined in accordance with the special rules set forth in the Income Tax Law.

The employees' profit sharing provision charged to income is made up as follows:

Item		2006		2005
Current employees' profit sharing	$	1,283,208	$	1,025,708
Deferred employees' profit sharing		(28,154)		(165,858)
	$	1,255,054	$	859,850

f) The combined statutory rates for income tax and employee's profit sharing are 39% (40% in 2005), and differ from the effective rate of 34.8% (35.12% in 2005), due mainly to the effects of tax consolidation and non-deductible-expenses.

g) At the date of the consolidated financial statements, asset tax amount of $285,179 ($274,476 in 2005), which can be recovered in the following ten years to the extent income tax exceeds asset tax in any of those years.

-Certain subsidiaries incurred in no income tax, and therefore the asset tax for the year is considered an account receivable for those companies in which there is certainty that said amount can be credited against income tax in future years. This is shown in the consolidated balance sheet, together with deferred tax, as provided by Statement D-4. The accumulated balance of this item amounts to $77,448 ($155,293 in 2005).

-Asset tax incurred by subsidiaries where there is no certainty that the tax can be recovered, and it exceeds income tax, was charged directly to income for the year, and amounted to $59,853 ($51,924 in 2005).

h) Grupo Modelo S. A. B. de C. V., together with its direct and indirect subsidiaries, is authorized by the tax authorities to determine income tax on a consolidated basis specified in the Income Tax Law. The main considerations in the tax consolidations are as follows:

-The consolidation percentage is the average shareholding, which is applied to each of the subsidiaries, and is 100%, for the parent company from 2005 onwards. Subsidiaries' tax loss carryforwards included in the determination of the consolidated tax result and corresponding to tax years 1999 to 2004 , and which are to be applied against tax profits generated in 2005, are considered at the consolidating percentage multiplied by the 0.60 factor.

-Any companies in which the direct or indirect equity percentage does not exceed 50% may not be included in the consolidation process.

-Individual tax losses of the parent or subsidiaries which are not applied in accordance with the law, must be added to the consolidated profit of the year in which they expire.

i) At the date of the consolidated balance sheet, there were tax losses generated by subsidiaries before the incorporation in the tax consolidation that will affect the consolidated tax result by $16,747 ($29,599 in 2005) at the time these subsidiaries generate taxable income, and which may be offset against future tax profits after have been restated. Tax losses from prior years in the amount of $12,001 ($12,165 in 2005) have been offset in the year vs. historical losses of prior years.

j) Retained earnings are subject to income tax payable by the company in the event of a distribution (in cash or assets), which is considered to be a final payment on the basis of the following:

-Dividends paid out from the After-tax Income Account (CUFIN) are not subject to income tax. Any amount paid in excess is subject to 29% income tax on the result of multiplying the dividend paid by the factor of 1.4085 (1.4286 in 2005); the corresponding tax may be credited against the company's income tax determined in the current year or over the following two years. Dividends paid are not subject to any withholding tax.

-In the year, dividends in the amount of $4,064,700, have been declared to majority stockholders, which were paid from the CUFIN $3,924,110 and CUFINRE $140,590, and gave rise to income tax on distribution of reinvested earnings in the amount of $9,966, which amount was accrued in prior years. Dividends declared in 2005 totaled $3,414,348 and were paid from the CUFIN.

-At the date of the consolidated financial statements, the CUFIN balance is $21,239,501 ($24,203,840 in 2005).

k) In the event of a capital reduction, the excess of stockholders' equity over the Tax Account Contributed capital, the latter restated in accordance with the procedures established in the Income Tax Law, is accorded the same tax treatment as dividends.

13 TRANSACTIONS WITH NON CONSOLIDATED RELATED COMPANIES:

The principal transactions entered into with non-consolidated related companies are analyzed as follows:

Description		**2006**		**2005**
Purchases of:				
Containers and packaging	$	6,842,241	$	5,502,529
Machinery		2,229		77,588
	$	6,844,470	$	5,580,117
Sales of:				
Recyclable materials	$	187,639	$	217,516
Machinery and maintenance services		3,801		23,461
	$	191,440	$	240,977

14. FOREIGN-CURRENCY POSITION AND TRANSACTIONS:

a) At the date of the consolidated balance-sheet date, the Group had the following position in thousand U.S. dollars:

Description	2006	2005
Assets	334,799	349,386
Liabilities	90,163	37,863

b) These currencies are valued at the following exchange rates:

		Assets		Liabilities
At the exchange rate of $10.760 pesos for assets and $10.795 pesos for liabilities to the US dollar	$	3,602,437	$	973,309

-The exchange rate as of the date of the consolidated financial statements was $10.9601 for assets and liabilities.

c) At the date of the consolidated financial statements, there were inventories amounting to 61,998,000 U.S. dollars (60,805,000 U.S. dollars in 2005), which for the most part can only be acquired abroad.

d) During the year, the following operations were carried out in U.S. dollars (thousands):

Description	2006	2005
Exports of finished goods	1,471,860	1,260,637
Collection of royalties	177,938	149,125
Exports of packaging and other materials	41,908	44,082
	1,691,706	1,453,844
Purchase of inventories	211,087	221,453
Freight, advertising, taxes and duties, and other items	316,718	287,899
Purchase of machinery and payment of other services	62,910	84,617
Purchase of spare parts	10,322	8,646
	601,037	602,615
Net	1,090,669	851,229

15. SEGMENT INFORMATION:

Segment data is analyzed as follows:

		Income		Consolidated net profit		Identifiable assets
				2006		
Domestic	$	40,102,917	$	7,884,594	$	87,076,359 (1)
Exports		16,724,700		3,427,593		3,669,661 (1)
	$	56,827,617	$	11,312,187	$	90,746,020 (1)
				2005		
Domestic	$	37,085,654	$	7,060,159	$	80,604,324 (1)
Exports		14,473,251		2,828,018		2,930,956 (1)
	$	51,558,905	$	9,888,177	$	83,535,280 (1)

(1) This amount solely includes assets related to beer distribution abroad.

16. FINANCIAL INSTRUMENTS:

a) Financial instruments potentially subject to risk concentration consist mainly of accounts receivable and temporary investments. The Group places cash surpluses at prestigious credit institutions. Credit risk concentration concerning accounts receivable is limited, due mainly to the large number of customers and their geographic distribution. The Group considers that the allowance for doubtful accounts properly covers those that could represent a collection risk and continually monitors their behavior. When necessary, the allowance is adjusted.

b) At December 31, 2006, there was open exchange hedging for 2007 and 2008 totaling $416 million dollars (notional) whose market value was 52.7 million pesos, while Gas Natural had 8.99 contracts, each representing 10,000 MBTU (Million British Thermal Unit, a measurement indicator for gas consumption), which means that the underlying value for 2007 is 89,900 MBTU, with a market value of $4.5 million pesos.

The statement of income for 2006 showed a $34.8 million pesos exchange profit resulting from exchange hedging and a $8.7 million pesos loss for Natural Gas.

17 PARTNERSHIP AGREEMENT:

The Group and Barton Beers, LTD., a subsidiary of Constellation Brands, Inc. signed a partnership agreement in July to import and sell the portfolio of the beer brands produced by the Group throughout the US starting January 2, 2007.

At November 29, 2006, Grupo Modelo signed a letter of intent with Nestlé Waters to establish a joint venture for production, distribution and sale of bottled water in Mexico. Said alliance was legally formalized on January 30, 2007.

18 NEW ACCOUNTING PRONOUNCEMENTS:

The provisions of the Financial Information Standards (NIFs for their initials in Spanish) issued by the Mexican Board for Investigation and Research of Financial Information Standards (CINIF for its initials in Spanish) went into effect as from January 1, 2007. Those standards are not expected to have a significant effect on the Group's financial information.

NIF B-3, "Statement of Income" - incorporates a new approach to classify income, costs and expenses as ordinary and non-ordinary, eliminates special and extraordinary items and establishes employees' statutory profit sharing as an ordinary expense rather than a tax on profits.

NIF B-13, "Subsequent events" - requires recognition in the period in which asset and liability restructurings and actually occur and when creditors waive their rights to collect on debts due to non compliance by the entity in connection with debt agreements. The above matters are disclosed in the notes to the financial statements.

NIF C-13, "Related parties" - broadens the definition (scope) of the concept of related parties and increases the requirements of disclosure in the notes to the financial statements.

NIF D-6, "Capitalization of the Comprehensive Financing Income" - establishes the obligation to capitalize the comprehensive income, as well as the rules for capitalization.

Ing. Carlos Fernández González
Chairman and CEO

C.P. Ernesto Alcalde y Rodríguez
Vice President of Finance

ANNEX B

OPINION OF THE AUDIT COMMITTEE AND REPORTS OF THE STATUTORY AUDITORS UP TO DECEMBER 18, 2006

OPINION TO THE BOARD OF DIRECTORS OF GRUPO MODELO, S.A.B. DE C.V. REGARDING THE CONTENT OF THE CHIEF EXECUTIVE OFFICER'S REPORT.

Dear Board Members:

Pursuant to Article 42, paragraph II e) of the Securities Market Law (the "Law"), in relation with Article 28, paragraph IV c) of the Law, we hereby present for your consideration and for its subsequent presentation to the Shareholder's Meeting, our opinion regarding the Report of the Chief Executive Officer of Grupo Modelo, S.A.B. de C.V. (the "Corporation"), in accordance with Article 44 section XI of the Law, in relation with Article 172 of the General Law of Business Corporations.

In connection with the above, once we have reviewed the Report, we would like to inform the following:

1. The accounting and information policies and criteria followed by the Corporation are adequate and enough, considering the particular circumstances of the Corporation.
2. The accounting policies and criteria followed by the Corporation have been consistently applied in the Information presented by the General Director, and
3. The information presented by the General Director, reasonably reflects the financial situation and results of the Corporation.

Sincerely,

Audit Committee

Miguel Ortiz Aguilar
Contador Público

OPINION OF THE STATUTORY AUDITOR

Mexico City, February 28, 2007

To the Stockholders of
Grupo Modelo, S.A.B. de C.V.

In compliance with Article 166 of the Mexican Corporations Act, the bylaws of Grupo Modelo, S.A.B. de C.V. that were in force until December 18, 2006, date in which the Stockholders' meeting authorized the modification of the statutes of the society, eliminating the position of statutory auditor, in accordance to the new dispositions of the Stock Market Law, and by specific request of the Board of Directors, following and in my capacity as statutory auditor from the period of time between January 1st, 2006 and the date in which such meeting was held, I am pleased to submit my report on the veracity, sufficiency and reasonability of the consolidated financial statements for the year ended December 31, 2006, shown to you by the Board of Directors.

Among the auditing procedures applied, until December 18, 2006 I personally attended the Stockholders', the Board of Directors' and the Audit Committee meetings to which I was summoned. Likewise, I reviewed to the extent that I considered necessary in the circumstances, the report of the Company's independent auditors, issued as a result of their audit of the consolidated financial statements for the year ended December 31, 2006, made in accordance with auditing standards generally accepted in Mexico.

In my opinion, based on my review and on the work performed by the independent auditors of the Company, the accounting and information reporting policies and criteria observed by the Company and the administrator in the preparation of the consolidated financial statements that are being shown to the Stockholders are adequate and sufficient and were applied on a consistent basis on the prior year. In addition, it is also my opinion that the above-mentioned consolidated financial statements reveal accurately, reasonably and sufficiently, the consolidated financial position of Grupo Modelo, S.A.B. de C.V. as of December 31, 2006; the consolidated results of their operations, changes in their stockholders' equity and changes in their financial position for the year ended, according to Mexican financial reporting standards.

C.P.A. Miguel Ortiz Aguilar
Statutory Auditor until December 18, 2006.

JCPV/FGR/MODELO/OPINIONSTATUTORYAUDITOR07

Punta Santa Fe, Prol. Paseo de la Reforma 1015 Torre A piso 18, Santa Fe 01376, México D.F., tel. 1084 7008, fax 1084 7001 / 02 www.osy.com.mx

TRANSLATION FOR INFORMATION PURPOSES ONLY

CARLOS MENDEZ RODRÍGUEZ
[LETTERHEAD]

STATUTORY REPORT

Mexico City, February 27, 2007.

To the Shareholder's Meeting of Grupo Modelo, S.A.B. de C.V.

In compliance with article 166 of the General Law of Business Organizations and the bylaws of Grupo Modelo, S.A.B. de C.V. in force until December 18, 2006, date in which the Shareholder's Meeting authorized the modification of the Company's bylaws as a consequence of the coming into effect of the New Securities Market Law, in which the position of statutory auditor was eliminated, and as I acted as statutory Auditor from January 1st to the date on which such meeting was held, and as requested by the Board of Directors, I hereby present my report on the veracity, sufficiency and reasonability of the general balance and the statement of results, variations of shareholder's equity and changes in the financial position, prepared by and under responsibility of the Administration of the Company and that was presented to you by the Board of Directors, in relation with the status of the Company, during the fiscal year ended December 31, 2006.

Until December 18, 2006, I attended the Shareholder's and Board of Directors Meetings to which I was called, and obtained from the directors and administrators of the Company the information regarding the operations, documentation and registries that I considered necessary to prepare my report. My revision was made in accordance with the general accepted auditing standards.

I carefully reviewed the report dated February 27, 2007, given separately, by the external auditors of the Company, PricewaterhouseCoopers, regarding the examination of the financial statements prepared by the Administration of the Company in accordance with the generally accepted auditing standards.

In my opinion, the accounting and information reporting policies and criteria observed by the Company and the administrators in the preparation of the financial statements that are being shown to the stockholders, are adequate and sufficient and were applied on a consistent basis on the prior year, and therefore, reveal accurately, reasonably and sufficiently the financial position of Grupo Modelo, S.A.B. de C.V. as of December 31, 2006 , as well as the consolidated results of their operations, variations in their stockholders´ equity and changes in their financial position for the year ended, according to the Mexican financial reporting standards.

[Illegible Signature]

C.P. Carlos Méndez Rodríguez
Statutory Auditor until December 18, 2006.

ANNEX C

ARTICLES OF INCORPORATION AND BYLAWS CURRENTLY IN EFFECT

CORPORATE BY-LAWS OF GRUPO MODELO, S.A.B. DE C.V.

CHAPTER I
NAME, PURPOSE, DURATION, DOMICILE AND NATIONALITY

ARTICLE ONE. The name of the Company is "GRUPO MODELO", and it shall be followed by the words "SOCIEDAD ANÓNIMA BURSÁTIL DE CAPITAL VARIABLE", or its abbreviation "S.A.B. DE C.V."

ARTICLE TWO. The corporate purpose will be:

I. To promote, incorporate, organize, exploit, acquire and participate in the corporate stock and/or patrimony of all kinds of commercial or civil companies, associations or enterprises, whether industrial, commercial, service or of any other nature, both national and foreign, as well as to participate in their management or liquidation.

II. To acquire, under any legal title, shares, interests, participations or partnership interests of any kind of commercial or civil companies, whether participating in their incorporation or by means of subsequent acquisitions, as well as to alienate, dispose of and negotiate said shares, interests, participations or partnership interests, including any other securities.

III. To receive from other companies and persons, and to provide to other companies and persons, any services that are necessary to fulfill its corporate ends and purposes, such as legal, administrative, financial, treasury, audit, marketing and accounting services, preparation of programs and manuals, analysis of operating results, evaluation of information regarding productivity and possible financing, preparation of studies concerning availability of capital, technical assistance, advice, consulting, among others.

IV. To obtain, acquire, develop, improve, use, grant and receive licenses or dispose of, under any legal title, all kinds of patents, marks, utility models, industrial designs, industrial secrets, certificates of invention, publicity and trade names, and any other industrial property rights, as well as copyrights, whether in Mexico or abroad.

V. To obtain all types of financing, loans or credits, issue securities, bonds and commercial paper, with or without the granting of a real guaranty by pledge, mortgage, trust or under any other legal title;

VI. To grant any kind of financing or loan to persons or entities, commercial or civil, enterprises and institutions, with which the Company has business relations or in which the Company owns equity, with or without receiving real guarantees, provided such transactions are permitted by the applicable legislation.

VII. To grant all kinds of guarantees, whether real, personal or as surety, of obligations or credit instruments for persons, companies, associations and institutions in which the Company has an interest or participation, or with which the Company has business relations, establishing itself as guarantor, underwriter and/or surety of such persons.

VIII. To subscribe, draw, issue, accept, endorse and guarantee all types of credit instruments.

IX. To perform, supervise or contract for, for its own account or that of third parties, any kind of constructions, buildings or facilities for offices or establishments of any kind.

X. To carry out, for its own account or that of third parties, training and development programs, as well as research work.

XI. To give or receive in lease or in commodatum, as well as to acquire, possess, exchange, alienate, transmit, dispose of or encumber, the ownership or possession of all types of personal and real property, including any real or personal rights therein, that may be necessary or appropriate for its corporate purposes or for the operations or corporate purposes of the commercial or civil companies, associations and institutions in which the Company has an interest or participation of any kind.

XII. To act as commission agent, middleman, representative, or intermediary of any person or company.

XIII. The production, transformation, adaptation, marketing, importation, exportation, purchase-sale or disposition, under any legal title, of machinery, spare parts, materials, raw materials, industrial products, goods and merchandise of all kinds.

XIV. In general to perform all related, accessory or incidental acts and transactions that may be necessary or appropriate to achieve the aforesaid purpose and to enter into all kinds of contracts and agreements with third persons, including with shareholders of the Company, in which rights and obligations of the Company and the counterparties are established.

ARTICLE THREE. The duration of the Company is indefinite.

ARTICLE FOUR. The corporate domicile of the Company is the City of Mexico, Federal District. The Company may establish branches, offices or any other kind of establishment elsewhere in Mexico or abroad, as well as subject itself contractually by any act, contract or agreement to the application of foreign laws or of the laws of any state of the Mexican Republic and to their respective jurisdictions, or to contractual domiciles for the purpose of receiving all kinds of judicial or extrajudicial notices or summons or for any other purpose.

ARTICLE FIVE. The Company is of Mexican nationality. The foreign shareholders of the Company, whether present or future, formally obligate themselves before the Ministry of Foreign Affairs to be considered as nationals with respect to the shares of the Company that they may acquire or own, as well as regarding the assets, rights, concessions, participations or interests owned by the Company; as well as with respect to the rights and obligations derived from agreements to which the Company is a party with Mexican authorities. Similarly, the present or future foreign shareholders of the Company obligate themselves not to invoke the protection of their Governments, under the penalty, otherwise, of losing the corporate participations that they have acquired in favor of the Nation.

CHAPTER II
CORPORATE CAPITAL AND SHARES

ARTICLE SIX. The corporate capital is variable. The fixed minimum part of the corporate capital is $785,996,841.76 M.N. (SEVEN HUNDRED EIGHTY FIVE MILLION NINE HUNDRED NINETY SIX THOUSAND EIGHT HUNDRED FORTY ONE PESOS 76/100 MEX. CUR.), represented by 1,459,389,728 (ONE BILLION FOUR HUNDRED FIFTY-NINE MILLION THREE HUNDRED EIGHTY-NINE THOUSAND SEVEN HUNDRED TWENTY-EIGHT) common shares with voting rights, nominative, without indication of par value, fully subscribed and paid in, which will correspond to Series "A" of Class I of shares representative of the fixed minimum part of the corporate capital.

The variable part of the corporate capital will be represented by nominative shares, without par value, which will correspond to the Class II shares representative of the variable part of the corporate capital. The variable part of the capital may be represented by Series "A", "B" and "C" shares of Class II, which will have the characteristics indicated in Article Seven below and the issuance of which will be subject to the limits and proportions that the Series of shares must have with respect to the total corporate capital which are also indicated in Article Seven below.

ARTICLE SEVEN. The series of shares representing the fixed minimum part and the variable part of the corporate capital will be subject to the following provisions:

a) Series "A" will consist of common shares, with voting rights, which may correspond both to Class I and to Class II, which must represent at all times at least 56.10% (Fifty six percent and ten hundredths of one percent) of the total of the shares with voting rights into which the corporate capital is divided, whether the corporate capital is comprised solely of shares of the fixed minimum part of the corporate capital or of shares of both the fixed minimum part and the variable part of the corporate capital. The shares of Series "A" will be of free subscription, and therefore may be acquired or subscribed by Mexicans and/or foreigners.

b) Series "B" will consist of common shares, with voting rights, of Class II representative of the variable part of the corporate capital, which at no time may represent more than 43.90% (Forty three percent and ninety hundredths of one percent) of the total shares with voting right into which the corporate capital is divided. Series "B" shares will be of free subscription, for which reason they may be acquired or subscribed by Mexicans and/or foreigners.

c) Series "C" will consist of shares without voting rights of Class II, representative of the variable part of the corporate capital, which at no time may represent more than 20% (Twenty percent) of the total of the shares into which the corporate capital is divided. Series "C" shares will be of free subscription, for which reason they may be subscribed or acquired by Mexicans and/or foreigners.

In the event of issuances of securities to be deposited with any institution for the deposit of securities, the Company may issue to such institution multiple or a single certificate(s) representing part or all of the securities subject to the issuance and deposit, such certificates may be issued without coupons pursuant to the applicable regulations.

ARTICLE EIGHT. The Company may issue unsubscribed Series "A", "B" and "C" treasury shares corresponding to Class I and Class II shares representing the fixed minimum and variable parts of the capital stock, respectively, pursuant to the terms of the applicable legal provisions.

ARTICLE NINE. Within its respective series, each share will confer equal rights and obligations to their holders. Each common Series "A" and "B" share will confer the right to one vote in the general shareholders meeting. The Series "C" shares will not have a vote in the general shareholders meeting, and therefore they will not be counted for purposes of determining the attendance and voting quorums therein.

ARTICLE TEN. The nonvoting Series "C" shares will confer the same patrimonial or pecuniary rights that correspond to the common or ordinary Series "A" and "B" shares. Therefore, without any limitation, all the paid-up Series "A", "B" and "C" shares of the corporate capital will participate equally in any dividend, reimbursement for capital reduction or liquidation, redemption with distributable earnings or any other distribution.

ARTICLE ELEVEN. Pursuant to the applicable legal provisions, the Company may acquire stock representing its corporate capital.

ARTICLE TWELVE. The Company will maintain a Share Registry Book according to the applicable legal provisions. Said book may be maintained by the Secretary or Assistant Secretary of the Company's Board of Directors, by any stock deposit or credit institution, or by the person selected by resolution of the Board of Directors, who will act on behalf of the Company as registration agent.

The Company will only recognize as a legitimate holder of shares that person who is registered as a shareholder in the Share Registry Book pursuant to the terms of the applicable law.

ARTICLE THIRTEEN. The companies controlled by the Company shall not directly or indirectly acquire shares representing the corporate capital of the Company or titles of credit representing such shares, unless such acquisitions are made through Investment Companies.

CHAPTER III
INCREASES AND DECREASES IN CAPITAL AND SHARE REDEMPTION

ARTICLE FOURTEEN. Increases in the minimum fixed portion, without right of withdrawal, of the Company's corporate capital will be made by resolution of the extraordinary general shareholders meeting, and will require as a consequence the amendment of Article Six of these by-laws. Except in the case of the capital increases referred to in article 56 of the Securities Market Law that will not require the approval of the shareholders meeting and except in the case of capital increases to be carried out for the issuance of treasury shares for their sale in public offers in accordance with article 53 of the Securities Market Law, increases in the variable part of the corporate capital of the Company will be made by resolution of the ordinary general shareholders meeting pursuant to Article Twenty Six of these by-laws. The minutes containing the resolutions of capital increase will in all instances be notarized before a Public Notary, without the need, in the case of increases in the variable part of the corporate capital, to amend the by-laws, or to register the corresponding deed of notarization in the Public Registry of Commerce. Upon adopting the respective resolutions, the shareholders meeting that establishes the increase or, if omitted or delegated by the meeting to the Board of Directors, the Board will establish the terms and bases under which the capital increase will be carried out.

The capital increases to be carried out for the issuance of treasury shares in accordance with Article 53 of the Securities Market Law, will be subject to the following rules: (a) the general extraordinary shareholders meeting shall approve the maximum amount of the capital increase and the terms and conditions under which the corresponding shares will be issued; (b) such shares shall be registered in the National Securities Registry and be sold in a public offer; (c) when the authorized capital represented by shares issued and not subscribed is announced, the current subscribed and paid capital of the company shall also be announced. The preferential subscription right referred to in Article 132 of the General Law of Mercantile Corporations, will not be applicable in relation to capital increases through public offers.

Shares that are issued from the variable part of the corporate capital or from the minimum fixed part of the corporate capital that, by resolution of the meeting that provides for their issuance, will be deposited in the Company's treasury to be delivered as they are subscribed, may be offered for subscription and payment by the Board of Directors, subject if applicable to the procedures determined by the shareholders meeting and the provisions of this Article. Whenever shares deposited in the Company's treasury are to be offered for subscription, the Company's shareholders must be granted the right of first refusal referred to in the following paragraph of this Article, except for the cases of exception established in these by-laws and the applicable laws.

Increases in capital may be made in any of the cases referred to in Article 116 of the General Law of Mercantile Corporations, by payment in cash or in kind, or by means of the capitalization of debts or liabilities of the Company. Since the share certificates do not state nominal value, it will not be necessary to issue new shares in cases of increases in capital as a result of the capitalization of share premiums, of retained earnings or of valuation or revaluation reserves. In capital increases by means of payment in cash or in kind, or by means of the capitalization of the debts or liabilities of the Company, the shareholders will have preference to subscribe the new shares that are issued to represent the capital increase, in proportion to the number of shares they own, during a term of fifteen calendar days counted from the date of publication of the corresponding notice in the Official Federal Gazette[1]. The shareholders meeting which decrees the capital increase may resolve to grant the shareholders a period longer than fifteen calendar days to exercise their right of first refusal.

All increases of corporate capital must be decreed and carried out by means of the issuance and subscription of the number of shares that may be necessary of Series "A", "B" and "C" of the corporate capital, in such a manner that the percentage of the corporate capital which each series represents prior to the capital increase is not modified. The right of first refusal referred to in this Article will be exercisable by the shareholders to subscribe only the newly issued shares that correspond to the same series of shares they owned prior to exercising their right of first refusal.

Every increase in capital by means of capitalization of share premiums, of retained earnings or of valuation or revaluation reserves, must be carried out proportionally in each one of the series of shares comprising the corporate capital, as well as in those cases in which a reduction or increase in the theoretical nominal value of the shares is resolved upon for the exclusive purpose of increasing or reducing the number of outstanding shares which do not involve an increase or reduction of the corporate capital, in such manner that in any of said cases the percentage of the corporate capital represented by each series of shares is not altered; it being understood that it will not be necessary to issue new share certificates in the cases of capital increases by means of capitalization of the items mentioned, by virtue of the fact that the latter do not express any nominal value.

If shares are not subscribed after the expiration of the term during which the shareholders had the right to exercise the preference granted to them in this Article, the shares in question may be offered to third persons for subscription and payment pursuant to the terms and time periods provided by the same meeting that declared the capital increase, or pursuant to the terms and time periods provided by the Board of Directors if the meeting did not determine them, it being understood that the price at which the shares are offered for subscription to third parties may not be less than that offered to the Company's shareholders in exercising their preference.

New shares may not be issued until the preceding ones, that have been subscribed, have been fully paid.

The Company may acquire its own shares pursuant to the provisions of Article 56 of the Securities Market Law and its regulations.

All increases in capital must be inscribed in a Capital Variations Registry Book maintained by the Company for such purpose.

ARTICLE FIFTEEN. Except in the case of the capital decreases referred to in article 56 of the Securities Market Law that will not require the approval of the shareholders meeting, the corporate capital may be decreased by means of a resolution of the general shareholders meeting in accordance with the rules contemplated in this Article. The decreases in the fixed minimum part of the capital will require a resolution of the general extraordinary shareholders meeting and the corresponding amendment of Article Six of these by-laws, in which case the provisions of Article 9 of the General Law of Mercantile Corporations must be complied with, unless the reduction of corporate capital is done solely to absorb losses. Reductions exclusively of the variable part of the

---

[1] See article 132 of the General Commercial Corporations Law.

corporate capital will be carried out by means of a resolution of the ordinary general shareholders meeting, with the only formality being that the corresponding minutes must be notarized before a Notary Public, without the need to inscribe the respective document in the Public Registry of Commerce.

The minutes containing the resolutions to decrease the capital stock shall always be notarized before a Notary Public.

Reductions of capital may be carried out to absorb losses, to reimburse the shareholders for their contributions or to release them from unpaid stock subscriptions.

Reductions of capital to absorb losses or by means of reimbursement to the shareholders will be carried out proportionally on the fixed minimum part and variable part of the capital, with the purpose of maintaining equality among the shareholders, without it being necessary to cancel share certificates since the latter do not state nominal value. Nevertheless, if the shareholders meeting so resolves, in cases of reduction of the corporate capital by means of reimbursement to the shareholders the designation of the shares to be cancelled may be carried out by means of a lottery before a notary public or broker, it being understood that said lottery must always be carried out separately for each one of the series of shares which comprise the corporate capital, in such a way that shares from all the series are cancelled in a proportional manner, so that after the reduction of capital the latter represent the same percentage of the total capital that they represented prior to the reduction of capital.

No resolution of the shareholders meeting will be required in cases of reduction of corporate capital as a result of exercise of the right of separation set forth in Article 206 of the General Law of Mercantile Corporations pursuant to the terms thereof. If the separation right referenced in this paragraph is exercised with respect to shares representing the fixed minimum part of the corporate capital, the Board of Directors must comply with the provisions of Article 9 of the referenced law, by publishing the notifications indicated therein; it being understood that the reduction of capital will take effect five days after the last publication if there is no creditor opposition, or when the opposition presented is declared groundless. Payment of the reimbursement will be due beginning on the date on which the separation takes effect and the Board of Directors must call an extraordinary general shareholders meeting, within the 15 days following the date on which the separation took effect, in order for said corporate body to take note of the reduction in the fixed minimum part of the capital which has resulted from the separation and approve the necessary amendment to Article Six of these by-laws.

In no event may the corporate capital be reduced to less than the legal minimum.

All decreases of the corporate capital must be registered in the Capital Variations Registry Book which the Company will maintain for that purpose.

ARTICLE SIXTEEN. The Company may redeem shares with distributable profits without decreasing the corporate capital. The extraordinary general shareholders meeting that resolves upon the redemption, in addition to complying with the applicable provisions of Article 136 of the General Law of Mercantile Corporations, will comply with the following particular rules:

a) The meeting may resolve to redeem shares proportionally to all shareholders, in such form that after the redemption the latter will represent the same percentages of shares with respect to the total corporate capital that they represented before the redemption, without it being necessary to designate the shares to be redeemed by means of a lottery, even though the meeting may have fixed a determined price.

b) If the meeting resolves that the redemption of shares will be carried out by means of their acquisition on a stock exchange, the shareholders meeting or, if applicable, the Board of Directors, will approve the system for the withdrawal of shares, the number of shares to be redeemed and the person who will act as purchasing intermediary or broker on the stock exchange.

c) Except as provided in paragraph a) above, if the meeting has fixed a determined price for the redemption, the shares to be redeemed will always be designated by lottery before a notary public or broker, it being understood that said lottery must always be carried out separately for each one of the series which compromise the corporate capital, in such manner that shares of all of the series are redeemed proportionally, so that the latter after the redemption represent the same percentage of the total corporate capital that they represented before the redemption. The certificates of the redeemed shares in the cases referred to in this paragraph c) will be cancelled.

ARTICLE SEVENTEEN. The definitive and provisional share certificates may cover one or more shares and will contain the statements referred to in Article 125 of the General Law of Mercantile Corporations and any other statements which may be required by the applicable legal provisions; an indication of the series and class to which they correspond and will have inserted the full text of Article Five of these by-laws. The definitive and provisional share certificates will be signed by two proprietary members of the Board of Directors.

The signatures of the administrators authorized to sign the definitive or provisional share certificates may be handwritten or printed in facsimile, on the condition that, in the latter case, the original of the respective signatures be deposited with the Public Registry of Commerce of the corporate domicile. The definitive certificates must have attached to them the numbered nominative coupons determined by the Board of Directors to cover the payment of dividends or the exercise of other rights, as determined by the meeting or by the Board of Directors.

CHAPTER IV
SHAREHOLDERS MEETING

ARTICLE EIGHTEEN. The general shareholders meetings will be extraordinary and ordinary. All other meetings will be special. Extraordinary general shareholders meetings will be those called to consider any of the matters referred to in sections I to XI of Article 182 of the General Law of Mercantile Corporations, as well as those called to consider any other matter that pursuant to the Law needs a special quorum. All other general meetings will be ordinary. Special meetings will be those held to consider matters which may affect the rights of a single series of shares.

ARTICLE NINETEEN. The calls for the shareholders meetings shall be made by the Board of Directors, by the Audit Committee or by the Corporate Practices Committee, in the cases they consider it appropriate or in the cases they must do so pursuant to the terms of the applicable legal provisions. In all cases the shareholders who own at least ten percent of the corporate capital fully represented by shares with voting rights, may request in writing, at any time, that the Board of Directors or the mentioned Committee calls a shareholders meeting to discuss the matters specified in their request. If the call is not made within the fifteen days following the date of the request, the judicial authority of the Company's domicile will make it upon the request of the interested persons who represent at least ten percent of the referenced participation, who must show their share certificates for such purpose.

Every shareholder that owns a single share of any of the series into which the corporate capital is divided, may request that an ordinary shareholders meeting be called in the cases contemplated in Article 185 of the General Law of Mercantile Corporations.

ARTICLE TWENTY. Calls for meetings must be published in the Business section of the newspaper Reforma and in another newspaper of major circulation in the corporate domicile, at least fifteen calendar days prior to the date fixed for the meeting. Calls will contain the Agenda and must be signed by the person or persons who make them, it being understood that if they are made by the Board of Directors, the Audit Committee or the Corporate Practices Committee, the signature of the President, Secretary or Assistant Secretary of the applicable body, or of the delegate designated for such purpose, will suffice. Meetings may be held without previous call if all the shares of the corporate capital with voting rights are represented.

ARTICLE TWENTY ONE. Only the shareholders who are inscribed in the Stock Registry maintained by the Company as owners of one or more shares with voting rights will be admitted to the shareholders meetings, and the corresponding admission card will be granted to them. The Registry for all purposes will be closed three days prior to the date fixed for holding the meeting.

In order to attend meetings the shareholders must show the corresponding admission card, which will be issued only upon the request of the shareholders presented at least 24 hours prior to the hour indicated for holding the meeting, together with evidence of deposit with the Secretary of the Company of the corresponding provisional or definitive shares certificates, or of the certificates or evidence of deposit of said shares issued by any institution for the deposit of securities or by a credit institution, national or foreign. Without prejudice to the above, article 293 of the Securities Market Law shall be observed, according to which the person presiding over the meeting must adjust the share registry book and grant the right to participate in the corresponding meeting to the persons who have the certifications referred to in article 290 of such law regarding the holding of shares with voting rights in the meeting involved. The shares deposited in order to have the right to attend meetings will be returned to their owners after the latter are held.

ARTICLE TWENTY TWO. The shareholders may be represented in the meetings by the person or persons they designate in accordance with the provisions of the General Law of Mercantile Corporations and the Securities Market Law. The members of the Board of Directors may not represent shareholders in any meeting, nor may they vote the shares they hold in deliberations related to their responsibility, or in those related to the approval of the reports referred to in article 172 of the General Law of Mercantile Corporations, with the exception referred to in its last paragraph, in accordance with Article 41 of the Securities Market Law.

ARTICLE TWENTY THREE. The minutes of meetings will be entered in a minutes book which the Company will maintain for the purpose and will be signed by the persons acting as President and Secretary of the meeting.

ARTICLE TWENTY FOUR. The voting in all the shareholders meetings will be by hand, unless the meeting resolves by the majority of the votes present that the counting of the votes issued will be made by voting card.

ARTICLE TWENTY FIVE. Ordinary general shareholders meetings will be held at least once a year within the four months following the close of each fiscal year and the Board of Directors will present for its consideration the reports, opinions and other points referred to in the applicable legal provisions.

Extraordinary general meetings will be held provided that it is necessary to address any matter within their competence.

Special meetings of any of the series of shares into which the corporate capital is divided will be held in the cases contemplated in Article 195 of the General Law of Mercantile Corporations.

ARTICLE TWENTY SIX. In order for an ordinary general shareholders meeting to be considered duly convened on first call, at least fifty percent of the shares with voting rights into which the corporate capital is divided must be represented and its resolutions will be valid when adopted by a majority of the votes present. In the case of second call, ordinary general shareholders meetings may be validly held regardless of the number of shares with voting rights present at the meeting and their resolutions will be valid when adopted by a majority of the votes of the shares present which are effectively voted, without considering those shares whose owners abstain from voting.

Notwithstanding the foregoing, in order for an ordinary general shareholders meeting to be empowered to resolve upon any proposal to increase the variable part of the corporate capital, except if the increase is to be carried out as a result of the capitalization of stock premiums or other prior contributions of the shareholders, and capitalization of withheld profits or of valuation or revaluation reserves in which case the provisions of the above paragraph will apply, in all cases the attendance of shareholders who represent at least seventy percent of the shares with voting rights into which the corporate capital is divided will be required and its resolutions will be valid only when they are adopted by the favorable vote of shares which represent at least seventy percent of the shares with voting rights into which the corporate capital is divided, whether the meeting is held on first, second or later call.

ARTICLE TWENTY SEVEN. In order for an extraordinary general shareholders meeting to be considered duly constituted on first call, at least seventy five percent of the shares with voting rights into which the corporate capital is divided must be represented and its resolutions will be valid when adopted by the favorable vote of shares representing at least seventy percent of the shares with voting rights into which the corporate capital is divided. In case of second or later call, extraordinary shareholders meetings may be validly held if at least seventy percent of the shares with voting rights into which the corporate capital is divided is represented and their resolutions will be valid if adopted by the favorable vote of shares representing at least seventy percent of the shares with voting rights into which the corporate capital is divided.

Notwithstanding the above, any proposal to the extraordinary shareholders meeting whose purpose is to cancel the registration of the Company's securities with the National Registry of Securities, whether or not the meeting is held on the first, second or subsequent call shall be approved in all cases by ninety-five percent of the outstanding shares of the Company, whatever the corresponding Series.

Furthermore, any proposal to modify or add to the provisions of Articles Seven, Twenty-Six, Twenty-Seven, Twenty-Nine, Thirty-Three, Thirty-Six, Thirty-Eight and Forty-Five of these by-laws must be accepted and approved in advance by both a special shareholders meeting of holders of the Series "A" shares and a special shareholders meeting of holders of the Series "B" shares.

Special shareholders meetings will be subject to the same rules provided in the first paragraph of this Article, but referring to the series of shares in question.

ARTICLE TWENTY EIGHT. The approval of the general extraordinary shareholders meeting shall be required for the Company to be authorized to resolve on any proposal: (i) of merger or spin-off of the company, (ii) of transfer or acquisition by the Company of any assets, goods or shares that they may have as an immediate result of a variation of more than ten percent of the profits or the base of assets of the Company and (iii) of the sale or disposal, under any legal title of shares held by the Company, representing the corporate capital of any other company, provided the value of the total participation of the Company in shares representing the corporate capital of the company involved exceeds fifty percent of the value of the net worth of the Company, according to its last financial position statement. The favorable vote of shares with voting rights representing at least 70% (seventy percent) of the total shares with voting rights shall be required in order for the ordinary shareholders meeting to be able to validly adopt resolutions on the matters referred to in this Article Twenty-Eight, whether the meeting is held on the first, second or any subsequent call.

CHAPTER V
MANAGEMENT OF THE COMPANY

ARTICLE TWENTY NINE. The management of the Company will be entrusted to a Board of Directors and a General Director. The Board of Directors will be made up of nineteen proprietary members and up to nineteen alternate members.

The proprietary and alternate members of the Board of Directors will be appointed by means of separate voting by series of shares, subject to provisions contained in paragraph c) of this Article, in accordance with the following rules:

a) Owners of Series "A" shares will appoint, voting separately and by majority vote, ten proprietary members and up to an equal number of alternates that will comprise the Board, in the understanding that at least three of those proprietary and alternate members, if any, shall be independent pursuant to the applicable regulations. The proprietary members appointed by the owners of Series "A" shares may only be replaced in their temporary or permanent absences by their respective alternates, in the understanding that the independent members of the Board may only be replaced by their respective independent alternates.

b) For their part, the owners of Series "B" shares will appoint, voting separately and by majority vote, nine proprietary members and up to an equal number of alternates that will comprise the Board, in the understanding that at least two of those proprietary and alternate members, if any, shall be independent pursuant to the applicable regulations. The proprietary members appointed by the owners of Series "B" shares may only be replaced in their temporary or permanent absences by their respective alternates, in the understanding that the independent members of the Board may only be replaced by their respective independent alternates.

c) In any case the owners of shares which represent at least ten percent of the corporate capital, totally represented by shares of the same series of shares of the corporate capital with voting rights, will have the right to appoint a proprietary member and his/her respective alternate, who may only replace the proprietary member in question; it being understood that the members of the Board that may be appointed by the minorities representing the share percentage referred to above, will in all cases decrease the number of proprietary and alternate members to be appointed by the majorities of shareholders of the same series by means of voting by series as indicated in paragraphs a) and b) above, in the following manner: if a minority group which represents ten percent of the corporate capital represented by Series "A" shares appoints a proprietary member and, if applicable, his/her alternate, the proprietary member and alternate appointed by the minority will be subtracted automatically from the total number of proprietary and alternate members to be appointed by the majority of owners of Series "A" shares voting separately and so successively if the minorities appoint more than one proprietary member and respective alternate. In the same manner, if a minority group that represents ten percent of the corporate capital represented by Series "B" shares appoints a proprietary member and, if applicable, his/her alternate, the proprietary member and alternate appointed by the minority will be subtracted automatically from the total number of Board members to be appointed by the majority of the owners of shares of Series "B" shares voting separately and so successively if the minorities appoint more than one proprietary member and respective alternate. The minorities which have so exercised their voting rights to appoint Board members pursuant to the terms of this paragraph c), will not have the right to vote their shares again to appoint the members that are to be appointed by the majorities voting by series, as established in paragraphs a) and b) above. For such purposes, prior to the appointment by series of the members of the Board pursuant to the terms of paragraphs a) and b) above, whoever presides over the meeting must require the minorities, if they so wish, to exercise at such time the right conferred on them in this paragraph c), in order to determine prior to the vote by series the total number of members of the Board that may be appointed by each series pursuant to the terms of this Article Twenty Nine, as well as to identify the shares which will not be counted in the voting by series since they were voted in the exercise of the minority right set forth in this paragraph c).

d) In the event that either the Series "A" or Series "B" shareholders designate a number of Independent Board Members that exceeds the minimum to which they are obligated pursuant to sections a) and b) of this article, the shareholders of the other Series shall be entitled to designate a lesser number of Independent Board Members equal to the mentioned excess number, such that the Board of Directors of the Company shall be made up of no less than five Independent Board Members and up to an equal number of respective independent alternates.

ARTICLE THIRTY. The members of the Board of Directors may or may not be shareholders and will continue to carry out their functions, even when the term for which they were appointed has ended or in the case of resignation, for a term of up to 30 calendar days in the event the substitute is not appointed or does not assume possession of the post, without being subject to article 154 of the General Law of Mercantile Corporations. The Board members may be reelected or their appointment may be revoked at any time by the owners of shares of the series of shares that appointed them pursuant to the terms of Article Twenty Nine above, and they will receive the remuneration determined by the ordinary shareholders meeting.

Only those meeting the requirements referred to in Article 26 of the Securities Market Law may act as Independent Board Members. Any Independent Board Members who cease to be independent during their office shall inform the Board of Directors of this situation no later than the next board meeting.

ARTICLE THIRTY ONE. In the absence of an express appointment by the ordinary shareholders meeting, the Board of Directors, in its first meeting immediately following the meeting that appointed its members, must name a Chairman from among its proprietary members appointed by the Series "A" shares and, if it is considered appropriate, one or more Vice Chairmen who may be from among the proprietary members appointed by Series "A" or by Series "B" shares, indistinctly. The Board of Directors must also appoint a Secretary and an Assistant Secretary, who shall not be members of the Board of Directors. The temporary or permanent absences of the proprietary members of the Board of Directors will be covered by the alternates pursuant to the terms of Article Twenty Nine of these by-laws.

The Chairman will preside over the shareholders meetings and the Board of Directors and Executive Committee meetings. In his/her absence, they will be presided over by one of the Vice Chairmen and, in the absence of all of them, by one of the members of the Board appointed by majority vote. In case of absence of all the members of the Board at a shareholders meeting, the latter will be presided over by the person appointed by the meeting by majority vote. The person presiding over the meetings will appoint one or more tellers to count the shares represented. The General Director will be responsible for executing the resolutions of the shareholders meetings and the Board and Executive Committee meetings without need of any special resolution. The shareholders meeting and the Board of Directors and Executive Committee meetings, within their respective competencies, may instruct third parties to execute the resolutions in the terms instructed in each case by the corporate body in question. The Audit Committee and Corporate Practices Committee within their respective competencies shall ensure that such resolutions have been executed in the terms instructed by the corresponding corporate body.

That person who occupies the position of Secretary on the Board of Directors will act as Secretary at shareholders meetings and, in his/her absence, the Assistant Secretary will occupy such position. In the absence of both, the person appointed by majority vote will act as Secretary. This provision will be applied on the same terms in the case of Executive Committee meetings and the meetings of the Audit Committee and Corporate Practices Committee, and any other committee that may be created. The external auditor of the Company shall be called to the meetings of the Board of Directors, as an invited guest with voice but no vote, having to abstain from being present with respect to those matters on the agenda in which he/she has a conflict of interest or that could compromise his/her independence.

Copies of or extracts from the minutes of the meetings of the Board of Directors, Executive Committee, Audit Committee, Corporate Practices Committee and any other committee that may be created, and shareholders meetings, as well as of the entries contained in the corporate books and records and, in general, of any document from the Company's files, may be authorized and certified by the Secretary or by the Assistant Secretary, who will have the character of Secretary and Assistant Secretary of the Company. The Secretary or, if applicable, the Assistant Secretary will be responsible for preparing and transcribing in the respective books the minutes containing the resolutions of the meetings, of the Board of Directors, of the Audit Committee, of the Corporate Practices Committee and of any other committee that may be created, and of the Executive Committee, and may issue certifications of the same and of the appointments, signatures and powers of the officers and attorneys-in-fact of the Company.

ARTICLE THIRTY TWO. The Board of Directors will meet at least once every three months on the dates determined annually by the Board itself at the first session it holds during each corporate fiscal year, without it being necessary to call its members on each occasion to meetings the holding of which was previously programmed in accordance with the schedule of meetings approved by the Board.

In addition, the Board may meet on any other date determined by the Chairman or any of its proprietary members, by means of a call to all its proprietary members or, if applicable, alternates that are required, sent by telegram, fax, messenger or by any other means which assures that the members of the Board receive it at least fifteen natural days in advance. The Board of Directors may meet at any time, without prior call, if all of its proprietary members or respective alternates are present.

Except for the matters listed in paragraph 15 of Article Thirty Six of these by-laws, attendance of the majority of members of the Board of Directors will be required for its meetings to be considered legally constituted and its resolutions will be valid when adopted by majority vote of the members present at the meeting. If there is a tie the Board's Chairman will have the deciding vote.

Board meetings will be held at the Company's domicile or at any other place previously resolved by the Board of Directors within the territory of the Mexican Republic, excepting acts of god or force majeure.

Minutes containing the resolutions of the Board of Directors must be authorized by the persons acting as Chairman and Secretary of the corresponding meeting and they will be entered in a minutes book that the Company will maintain for said purposes.

ARTICLE THIRTY THREE. The Company may establish, as an intermediate administrative body, an Executive Committee comprised of nine proprietary members and up to nine alternate members.

The proprietary and alternate members of the Executive Committee will be appointed by means of separate voting by series of shares according to the following rules:

a) Owners of Series "A" shares, voting separately and by majority vote, will appoint five of the nine proprietary and alternate members that will comprise the Committee, the latter up to a number equal to the number of proprietary members. The alternate members appointed by the owners of Series "A" shares only may replace the proprietary members of the Committee appointed by said owners of Series "A" shares in their temporary or permanent absences, indistinctly replacing any one of them, unless the owners of Series "A" shares resolve some other form of replacement exclusively with respect to the proprietary and alternate members they have the right to appoint.

b) For their part, the owners of Series "B" shares, voting separately and by majority vote, will appoint four of the nine proprietary and alternate members comprising the Committee, the latter up to a number equal to the proprietary members they have a right to appoint. The alternate members appointed by the owners of Series "B" shares, may only replace the proprietary members of the Committee appointed by said owners in their temporary or definitive absences, indistinctly replacing any of them, unless the owners of said shares resolve some other manner of replacement exclusively with the respect to the proprietary and alternate members they have the right to appoint.

The appointment of members of the Executive Committee shall always be made from the regular or alternate members of the Board of Directors.

The members of the Executive Committee may be reelected or their appointments may be revoked in an ordinary shareholders meeting at any time by the owners of shares of the series of shares that appointed them pursuant to the terms of this Article Thirty Three, and they will receive the remuneration determined by the ordinary shareholders meeting.

The Executive Committee will meet on the dates and with the frequency determined by the Committee itself at the first meeting it holds during each fiscal year, without it being necessary to call its members on each occasion to meetings the holding of which have been previously programmed in accordance with the calendar of meetings approved by the Committee. The meetings will be held at the Company's domicile or at any other place previously resolved by the Executive Committee within the territory of the Mexican Republic, except for acts of God or force majeure.

In addition, the Executive Committee will meet when so determined by the Chairman or any of its proprietary members, after ten days prior written notice to all the proprietary members of the Committee and to the required alternates. Calls to meetings must be sent by telegram, fax, messenger or any other means that assures that Committee members receive it at least ten calendar days in advance. The Executive Committee may meet at any time, without prior call, if all of its proprietary members or respective alternates are present.

Except for the matters listed in paragraph 15 of Article Thirty Six of these by-laws, attendance by the majority of Executive Committee members will be required for its meetings to be considered to be legally constituted and its resolutions will be valid when adopted by majority of votes present.

The Executive Committee will have all of the powers granted to the Board of Directors pursuant to the terms of these by-laws, except for those reserved by operation of law or by these by-laws exclusively to the Audit Committee, the Corporate Practices Committee or the Board of Directors, the shareholders meeting or some other body of the company. The Executive Committee may not, in turn, delegate the whole of its powers to any one person, but may grant general or special powers at its convenience, to the extent permitted by these by-laws and by law.

The Executive Committee shall inform the Board of Directors annually of the activities it engages in, or when in the judgment of the Committee important facts or events occur in relation to the Company.

Minutes will be taken of each Executive Committee meeting which will be entered into a minutes book. The minutes will include attendance of the Committee members and resolutions adopted and must be signed by those who acted as Chairman and Secretary.

ARTICLE THIRTY FOUR. In accordance with the provisions of the last paragraph of Article 143 of the General Law of Mercantile Corporations, the Board of Directors may validly adopt resolutions without need of its members meeting personally in a formal session. Similarly, the Audit Committee, the Corporate Practices Committee and the Executive Committee or any other committee that may be created by the company may validly adopt resolutions without need of its members meeting personally in a formal session. Resolutions that are adopted outside of a meeting must be approved, in all cases, unanimously and in writing by the favorable vote of all of the proprietary members of the body in question.

ARTICLE THIRTY FIVE. The daily management and operation of the corporate business will be entrusted to a General Director appointed by the Board of Directors, who will have the powers conferred by the Board itself and the other powers and obligations set forth in the applicable laws. The General Director, in his/her capacity as principal executive officer of the Company, will be empowered to appoint the other executive officers of the Company who have not been appointed by the Board of Directors.

ARTICLE THIRTY SIX. The Board of Directors will have the following powers and obligations:

1. General power for lawsuits and collections with all of the general and special powers that require a special clause in accordance with law, without any limitation, in accordance with the provisions of the first paragraph of Article 2554 of the Civil Code for the Federal District and of the corresponding provisions of the Civil Codes of all the States of the Republic. The Board of Directors will therefore be empowered, enunciatively without limitation, to: withdraw from lawsuits, including "amparo" proceedings; make settlements, submit to arbitration; state and respond to interrogatories or depositions; assign assets; challenge judges; receive payments and execute all the acts determined by law, including representing the Company before judicial and administrative authorities, penal, civil or otherwise, with the power to file criminal accusations and complaints, grant pardons, constitute itself as the offended party or assistant of the Public Ministry for criminal proceedings and before labor authorities and tribunals.

2. General power for acts of administration in accordance with the provisions of the second paragraph of Article 2554 of the Civil Code for the Federal District and the corresponding articles of the Civil Codes of all the States of the Republic.

3. General power of acts of ownership, without any limitation, pursuant to the terms of the third paragraph of Article 2554 of the Civil Code for the Federal District and the corresponding articles of the Civil Codes of all the States of the Republic.

4. To issue, draw, subscribe, guarantee and in any other manner negotiate all types of negotiable instruments, pursuant to the terms of Article 9 of the General Law of Negotiable Instrument and Credit Transactions;

5. To open and close bank accounts, as well as to make deposits and draw on them;

6. Power to appoint and dismiss, based on consultation with the Committee reviewing Corporate Practices, the General Director and the other officers, representatives, agents and employees of the Company, as well as to determine their powers, duties, working conditions and remuneration, in accordance with the policies for the appointment and entire

retribution of the other relevant managers referred to in paragraph d) of section III of article 28 of the Securities Market Law;

7. Power to acquire and alienate shares and partnership interests of other companies, subject to the additional requirements set forth in Article Twenty Eight of these by-laws.

8. To call ordinary, extraordinary, or special shareholders meetings, in all of the cases contemplated in these by-laws or in the Securities Market Law or in the General Law of Mercantile Companies, or when it deems it appropriate, as well as to fix the date and time at which such meetings should be held and to implement its resolutions when so instructed by the meeting.

9. To establish internal labor regulations.

10. To establish branches, agencies or any other establishment anywhere in the Mexican Republic or abroad.

11. To grant and revoke general and special powers of attorney, if applicable granting powers of substitution of the same, except for those powers the exercise of which corresponds exclusively to the Board of Directors pursuant to a provision of the law or of these by-laws, always reserving the exercise of its powers.

12. To carry out all acts authorized by these by-laws or which may be a consequence of the same.

13. The Board of Directors may authorize acquisitions on the stock exchange of shares representing the corporate capital of the Company itself in accordance with the applicable legal provisions.

14. To establish the special committees it considers necessary for the development of the Company's operations, fixing the powers and duties of such committees; it being understood that such committees will not have powers that correspond exclusively to the shareholders meeting, to the Board of Directors, to the Audit Committee, to the Corporate Practices Committee or to the Executive Committee pursuant to the law or these by-laws. The Board of Directors will form an Audit Committee and a Corporate Practices Committee which will have the powers and obligations established in these by-laws and the Securities Market Law and other applicable legal provisions; in the understanding that the Board of Directors may resolve that such functions will be carried out by just one body which in such case shall be called the Audit and Corporate Practices Committee. The appointment of members of the Audit Committee and Corporate Practices Committee shall always be made from the regular or alternate members of the Board of Directors of the company.

15. The following matters must be approved by the Board of Directors of the Company or, if applicable, by the Executive Committee, it being understood that in order to adopt any resolution regarding the same, in all cases the favorable vote will be required of both the majority of the members of the Board or the Committee appointed by the owners of Series "A" shares, and the majority of the members of the Board or the Committee appointed by the owners of Series "B" shares, as the case may be; it being understood that if the matters indicated below are submitted to the consideration of the ordinary general shareholders meeting, in all cases it will be required that the respective resolutions be approved with the favorable vote of at least seventy percent of the total of the shares with voting rights into which the corporate capital is divided, whether the meeting is held on first, second or later call:

    a) The annual budget of capital investments and items of the income statement, in reasonably detailed form, which will be submitted in the fourth quarter of each year and will be subject to quarterly revisions, in order to adjust it to reflect changes in the Mexican economy and other market variables;

b) Five-year plans concerning business strategies, projections of income statement, general balance sheet and cash-flow statement, which will be submitted once a year.

c) Monthly or bi-monthly presentation, depending on the frequency of the meetings of the Board or the Executive Committee, of monthly reports with respect to the same month of the preceding year, regarding operating results, sales and financial results with respect to the budget, with updated estimates for the remaining period of the current fiscal year.

d) The financial statements to be submitted to the shareholders meeting, as well as any proposal for amendment of the Company's dividend payment policy.

e) It will be the exclusive and non-delegable power of the Board of Directors to determine the sense in which votes corresponding to the shares owned by the Company must be cast at shareholders meetings of the companies in which the Company directly owns the majority of the respective shares, it being understood that the following provisions will also apply if the shares of which the Company is the owner are to be voted with respect to resolutions concerning the appointment of members who are to comprise the Board of Directors, the Executive Committee and Statutory Auditors of those companies in which the Company is directly the owner of the majority of the shares (hereinafter for purposes of this section calling such companies "Direct Subsidiaries"):

(i) The Company must vote the shares it owns in its Direct Subsidiaries in the sense of appointing a total of nineteen proprietary members and up to nineteen alternate members on each Board of Directors of each one of the Direct Subsidiaries, and a total of nine proprietary members up to nine alternate members on each Executive Committee of each one of its Direct Subsidiaries.

(ii) The members of the Board of Directors appointed by owners of Series "A" shares will resolve, voting separately and by majority vote, the sense in which the shares owned by the Company in its Direct Subsidiaries must be voted for the appointment of ten of the nineteen proprietary members and up to an equal number of respective alternates, and for the appointment of five of the nine proprietary members and up to an equal number of the respective alternates, who will comprise the Board of Directors and the Executive Committee of the Direct Subsidiaries, respectively. In all cases, the members of the Board of Directors of this Company appointed by owners of Series "A" shares, by majority vote, will have the right for the shares of the Direct Subsidiaries to be voted in the sense of appointing a Statutory Auditor and its alternate appointed by them.

(iii) For their part, the members of the Board of Directors appointed by the owners of Series "B" shares will resolve, voting separately and by majority vote, the sense in which the shares of the corporate capital of the Direct Subsidiaries must be voted for the appointment of nine of the nineteen proprietary members and up to an equal number of respective alternates, and for the appointment of four of the nine proprietary members and up to an equal number of respective alternates, who will comprise the Board of Directors and the Executive Committee of each one of the Direct Subsidiaries of the Company, respectively. In all cases the members of the

Board of Directors of the Company appointed by the owners of the Series "B" shares, by majority vote, will have the right to have the shares of the Direct Subsidiaries voted in the sense of appointing a Statutory Auditor and his/her alternate appointed by them.

f) Capital investments or lease commitments in excess of fifteen million dollars, legal currency of the United States of America, or the equivalent in Pesos, national currency, which have not been included in the previously approved annual budget;

g) The initiation of any new line of business.

h) To borrow money, guarantee obligations or constitute encumbrances or mortgages for an amount in excess of fifteen million dollars, legal currency of the United States of America, or the equivalent in Pesos, national currency.

i) Entering into any multi-year agreement in excess of a total of fifteen million dollars, legal currency of the United States of America, or the equivalent in Pesos, national currency.

j) Sales of assets with a value in excess of fifteen million dollars, legal currency of the United States of America, or the equivalent in Pesos, national currency.

k) Deviations of more than five percent from the previously approved annual budget, which involves decisions of the executive officers.

l) Any new license agreement or trademark or technology sale agreement, or any amendment to the same, it being understood that the previously executed license agreements may be renewed automatically.

m) The closing of any production plant of importance.

n) The approval of the price policies and other policies regarding transactions with companies in which the Company's shareholders have a share participation, which does not derive from their share participation in the Company, in order to assure that such transactions are carried out on competitive market terms.

ñ) To appoint and remove the external auditors of the Company.

o) To resolve on any of the matters indicated in paragraph 7 of this Article Thirty Six of these by-laws.

16. To carry out all the functions granted to the Board pursuant to the applicable laws and regulations.

The members of the Board of Directors, the General Director, other relevant directors and, if applicable, the Secretary and Assistant Secretary thereof, are subject to the civil liability regime of the Securities Market Law.

The Company will indemnify and hold harmless the members of the Board of Directors, the General Director, other relevant directors, and, as applicable, the Secretary and Assistant Secretary thereof, from any liability they may incur in the legal exercise of their post and shall absorb and pay, as the case may be, any damages and losses that may be caused to the Company or the entities that it controls or in which it has a significant influence, that result from the acts they carry out, except in the case of fraudulent acts, bad faith or illegal acts.

The Company may contract on behalf of the members of the Board of Directors, the General Director, other relevant directors and, as applicable, the Secretary and Assistant Secretary thereof, insurance, bonds or guarantees that cover the amount of the indemnification for the damages and losses caused by their performance to the Company or the entities it controls or in which it has a significant influence, except in the case of fraud, bad faith or illegal acts.

CHAPTER VI
CANCELLATION OF THE REGISTRATION OF SHARES IN THE NATIONAL REGISTRY OF SECURITIES

ARTICLE THIRTY SEVEN. In the event of cancellation of the registration of the shares of the capital stock of the Company in the Securities Section of the National Securities Registry, the shareholders holding the majority of the common shares or having the possibility, by any means, of imposing decisions on the general shareholders meeting or of appointing the majority of the members of the Board of Directors of the Company shall make a public purchase offer prior to the cancellation. Such shareholders shall convey in trust for a minimum period of six months the funds necessary to purchase at the same price as the offer the shares of the investors that did not take part in such offer, in the event that once the public purchase offer is made and prior to the cancellation of the mentioned registration, they are not able to acquire all the capital stock paid. The public purchase offer shall be made at least at the greater price between the quoted value on the stock market in accordance with what is indicated below or the book value of the stock according to the last quarterly report presented to the National Banking and Securities Commission and to the stock market prior to the initiation of the offer, except when such value has been modified according to criteria applicable to the determination of relevant information, in which case the most recent financial information held by the issuer shall be considered. The value quoted on the stock market will be the average weighted price by volume of the operations that have been carried out during the last thirty days in which the shares of capital stock of the Company have been sold, prior to the date of the offer, during a period that may not exceed six months. In the event that the number of days in which the shares have been sold during the period indicated is less than thirty, the days they were actually sold shall be taken into account. In the event the shares are not sold in such period, the book value of the shares shall be taken into account. In the event that the offer includes more that one shareholding series, the average to which the above paragraph refers shall be calculated for each of the series that will be cancelled, taking as the stock market quotation value for the public offer of all the series, the greatest average. The Board of Directors of the Company, within the five business days prior to the day of initiation of the offer, shall make its opinion known with respect to the justification of the price of the public purchase offer, in which it will take into account the interests of the minority shareholders in order to comply with article sixteen, second paragraph, of the Securities Market Law and the opinion of the Audit Committee, which if it is contrary must be revealed. In the event that the Board of Directors is faced with situations that could generate a conflict of interest, the opinion of the Board shall be accompanied by another issued by an independent expert that meets the requirements established in the general provisions issued by the National Banking and Securities Commission, selected by the Audit Committee in which special emphasis is made on the safeguarding of the rights of the minority shareholders. The shareholders to which these provisions refer will not be obligated to carry out the mentioned public offer for the cancellation of the registration, if the consent of the shareholders representing at least ninety-five percent of the capital stock of the Company is shown by means of a meeting resolution and the amount to offer for the shares quoted to the public investor is less than three hundred thousand investment units. This is in the understanding that in order to request and obtain the cancellation, the issuer must create the trust referred to previously and give notice of the cancellation and creation of the trust through the Electronic System of Sending and Disseminating Information. The above will be applicable to the participation certificates, as well as to the certificates representing two or more shares of one or more shareholding series of the Company. The shareholders obligated to make the public offer may request the National Banking and Securities Commission, considering the financial situation and perspectives of the company, to allow it to use a different base for the determination of the price referred to above, provided that they present the resolution of the Board of Directors, based on the favorable opinion of the Audit Committee, containing the reasons for which it is considered justified to establish a different price, accompanied by a report of an independent expert that makes a special emphasis on the fact that the price is consistent with article sixteen of the Securities Market Law.

CHAPTER VII
OVERSIGHT OF THE COMPANY

ARTICLE THIRTY EIGHT. The oversight of the Company will be entrusted to the Board of Directors through the Audit Committee and the Corporate Practices Committee, as well as to the entity carrying out the external audit of the Company. The Chairman of each of the committees will be appointed and/or removed from his/her position only by the general shareholders meeting and he/she may not preside over the Board of Directors of the Company. The committees will be formed by independent board members.

CHAPTER VIII
FISCAL YEAR AND FINANCIAL INFORMATION

ARTICLE THIRTY NINE. The fiscal years of the Company will run from January 1 to December 31 of each year. In the event that the Company enters into liquidation or is merged as the merged company, its fiscal year will terminate in advance on the date it enters into liquidation or merges and it will be considered in the first case that there will be one fiscal year during all the time during which the Company is in liquidation.

ARTICLE FORTY. Within the three months following the close of each fiscal year, the Board of Directors will prepare at least the following information:

a) A report on the progress of the Company and its subsidiaries during the fiscal year, as well as on the policies followed by the Board itself and, if applicable, on the principal existing projects;

b) A report stating and explaining the principal accounting and information policies and standards followed in the preparation of the financial information of the Company and its subsidiaries;

c) A statement showing the financial situation of the Company and its subsidiaries on the fiscal year closing date;

d) A statement showing the results of the Company and its subsidiaries during the period, duly explained and classified;

e) A statement showing the changes in the financial situation of the Company and its subsidiaries during the fiscal year.

f) A statement showing the changes in the items comprising the corporate patrimony of the Company and its subsidiaries, during the fiscal year; and

g) The notes that may be necessary to complete and clarify the information supplied by the above statements.

The report indicated in this Article and the other information and documents referred to in the applicable legal provisions, must be available to the shareholders at least fifteen days prior to the date of the meeting that is to consider them, who will have the right to be delivered a free copy.

CHAPTER IX
PROFITS AND LOSSES

ARTICLE FORTY-ONE. Out of the net earnings of each fiscal year, as shown in the Financial Statements duly approved by the ordinary shareholders meeting, once the necessary amounts are deducted for: (i) making payments or provisions to pay the corresponding taxes; (ii) the separations that result from legal requirements; and (iii) if applicable, amortization of losses of prior fiscal years, the following applications will be made in the order indicated:

1. Five percent of the net profits will be separated to constitute, increase or if applicable reconstitute the legal reserve fund, until said fund is equal to twenty percent of the paid-in corporate capital.

2. The amount resolved by the meeting will be used to pay to all of the shareholders, equally, the cash dividends declared.

3. The amounts resolved by the meeting will be separated to create or increase general or special reserves, including the reserve for repurchase of its own shares.

4. The surplus, if any, will remain at the disposition of the meeting, or of the Board of Directors, if the meeting itself so authorizes. The meeting or, if applicable, the Board may apply the surplus as it deems appropriate for the interests of the Company and its shareholders.

ARTICLE FORTY-TWO. Losses, if any, will be borne by all the shareholders in proportion to the number of their shares, up to the corporate assets represented by them.

CHAPTER X
DISSOLUTION AND LIQUIDATION

ARTICLE FORTY-THREE. The Company will be dissolved in any of the cases contemplated in Article 229 of the General Law of Mercantile Corporations, by resolution of the extraordinary general shareholders meeting.

ARTICLE FORTY-FOUR. Once the Company is dissolved it will be put into liquidation. The extraordinary shareholders meeting will appoint one or more principal liquidators and their alternates, if so desired, who will have the powers that the law and the shareholders meeting that appoints them determine.

ARTICLE FORTY-FIVE. The liquidator or liquidators will carry out the liquidation in accordance with the basis, if any, determined by the meeting in accordance with the following basis and with the provisions of Chapter XI of the General Law of Mercantile Corporations:

a) They will conclude the business in the manner they deem most appropriate;

b) They will cover the credits and pay the debts alienating the assets of the Company that may be necessary for such purpose;

c) They will prepare the Final Liquidation Balance Sheet; and

d) Once the Final Liquidation Balance Sheet is approved, the distributable liquid assets will be distributed among all of the shareholders equally in proportion to the number of shares and to their exhibited amount of which each one of them is the owner.

ARTICLE FORTY-SIX. During the liquidation the meeting will be held as contemplated in these by-laws and the liquidators will carry out functions equivalent to those that would have corresponded to the Board of Directors during the normal life of the Company.

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